InPlay
TECHNOLOGIES®

InPlay Technologies, Inc.
2007 Annual Report and Proxy Statement

TO THE STOCKHOLDERS OF INPLAY TECHNOLOGIES, INC.

Fellow Stockholders:

You are invited to attend the 2008 Annual Meeting of Stockholders ("Annual Meeting") of InPlay Technologies, Inc. at our corporate offices, 13845 North Northsight Boulevard, Scottsdale, Arizona on Friday, December 19, 2008 at 10:30 a.m. local time.

Information on the business to be conducted at the Annual Meeting is provided in the attached Notice of Annual Meeting and Proxy Statement. In addition, our management team will be providing an update on our operations and strategy, and there will be demonstrations of new developments using our patented digital pen and touch technologies.

Your vote is important. WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING, PLEASE MARK, SIGN, AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE OR USE ONE OF THE ALTERNATIVE VOTING METHODS TO ENSURE THAT YOUR VOTE IS COUNTED. You may still attend the Annual Meeting, and may change your vote in person if you wish to do so, even if you have previously submitted your proxy.

On behalf of our Board of Directors, we appreciate your continued support of our company and look forward to seeing you at the Annual Meeting.

Sincerely,

Steven P. Hanson
Chairman

InPlay Technologies, Inc.
13845 North Northsight Boulevard
Scottsdale, Arizona 85260

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on December 19, 2008

The Annual Meeting of Stockholders of InPlay Technologies, Inc., a Nevada corporation, will be held on Friday, December 19, 2008, at 10:30 a.m., local time, at our corporate headquarters, 13845 North Northsight Boulevard, Scottsdale, Arizona 85260, for the following purposes:

1. To elect two directors, each to serve for a three-year term expiring in 2011.

2. To approve an amendment to our 2005 Stock Award Plan to increase the number of shares of our common stock reserved for issuance under the plan from 1,000,000 shares to 2,000,000 shares plus (i) the number of shares with respect to which awards previously granted under our 1997, 1999, and 2000 stock option plans that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) any shares available for grant in the share reserve for the 1997, 1999, and 2000 stock option plans as of the date this proposal is approved by the stockholders; (iii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Enclosed is a proxy statement that contains more information including how to attend the meeting and different methods you can use to vote.

Only stockholders of record at the close of business on November 10, 2008 are entitled to receive notice of and to vote at this meeting or any adjournments or postponements of the meeting. The list of stockholders entitled to vote at this meeting will be available for examination by any stockholder at our offices at 13845 N. Northsight Blvd., Scottsdale, Arizona 85260, at least ten days before the meeting.

By order of the Board of Directors,

Steven P. Hanson
Chairman

November 18, 2008

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE OR USE ONE OF THE ALTERNATE VOTING METHODS TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE MEETING AND WISH TO CHANGE YOUR VOTE, YOU MAY DO SO BY VOTING AT THE MEETING. PLEASE NOTE THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK, OR OTHER NOMINEE, YOU WILL NEED TO OBTAIN FROM THAT RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

InPlay Technologies, Inc.
13845 North Northsight Boulevard
Scottsdale, Arizona 85260

PROXY STATEMENT

VOTING AND OTHER MATTERS

General

The enclosed proxy is solicited on behalf of InPlay Technologies, Inc., a Nevada corporation, by our Board of Directors for use at the 2008 Annual Meeting of Stockholders to be held at 10:30 a.m., local time, on Friday, December 19, 2008, or at any adjournment or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice. The meeting will be held at our corporate headquarters at 13845 North Northsight Boulevard, Scottsdale, Arizona 85260.

This proxy statement and the accompanying form of proxy were first mailed on or about November 19, 2008 to all stockholders entitled to vote at the meeting.

Stockholders Entitled to Vote

Holders of shares of our common stock at the close of business on November 10, 2008, which we have set as the record date, are entitled to notice of and to vote at the meeting and at any and all adjournments or postponements of the meeting. On the record date, there were issued and outstanding 11,622,568 shares of our common stock. Each holder of our common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting. The presence, in person or by proxy, of the holders of not less than one-third of the total number of shares of common stock entitled to vote at the meeting constitutes a quorum for the transaction of business at the meeting.

Who May Attend the Meeting

If you are a stockholder of record, which means you hold your shares of our common stock in your name, you may attend the meeting. If you own shares in the name of a bank, broker, or other holder of record, you will need to ask your broker or bank for a copy of the proxy they received from us to attend the meeting.

How to Vote

If you are a stockholder of record, you may vote by mail or in person. To vote by mail, sign, date, and return your proxy card in the enclosed postage-paid envelope.

All stockholders may vote in person at the meeting (unless they are street name holders without a legal proxy). If your shares are held in street name, you will receive instructions from the holder of record that you must follow for your shares to be voted. Telephone and Internet voting may also be offered to stockholders owning shares through most banks and brokers.

Voting Choices

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted "for" the election of the director nominees set forth in this proxy statement and "for" the approval of the amendments to our 2005 Stock Award Plan.

Revocability of Proxies

You may change your vote at any time before the proxy is exercised. You may revoke your proxy by (i) delivering a later-dated proxy, (ii) giving written notice to us, or (iii) attending the meeting and voting in person.

How Votes are Counted

An inspector of election will be appointed for the meeting. The inspector of election will determine whether or not a quorum is present and will tabulate votes cast by proxy or in person at the meeting. If you have returned valid proxy instructions or attend the meeting in person, your shares of common stock will be counted for the purpose of determining whether there is a quorum. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Cost of this Proxy Solicitation

We will pay the cost of this proxy solicitation, including the charges and expenses of brokerage firms and others who forward solicitation material to beneficial owners of our common stock. We will solicit proxies by mail. Proxies may also be solicited by certain of our directors and officers by personal interview, telephone, or e-mail without additional compensation.

Annual Report and Other Matters

Our Annual Report to Stockholders on Form 10-KSB for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended September 30, 2008, are included with this mailing of the notice and proxy statement to all stockholders entitled to notice of and to vote at the meeting. The Annual Report and Quarterly Report are not incorporated into this proxy statement and are not considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Audit Committee Report" below shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide upon request, without charge to each stockholder of record as of the record date, a copy of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the SEC. Our Form 10-KSB is also available on our website, www.inplaytechnologies.com. Any exhibits listed in the Form 10-KSB report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our corporate secretary at our executive offices set forth in this proxy statement.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposal 1: Election of Directors

Assuming that a quorum is present, the two nominees for director who receive the most "for" votes of our common stock present in person or by proxy at the meeting and entitled to vote (a plurality) will be elected directors. There will be no cumulative voting in the election of directors.

Proposal 2: Approval of the Amendments to our 2005 Stock Award Plan

Assuming that a quorum is present, the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote is required to approve the amendments to our 2005 Stock Award Plan.

WHO SHOULD I CONTACT IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting, please contact Heather Beshears, Vice President, Corporate Communications, at (480) 586-3357 or by e-mail at *heather@inplaytechnologies.com*.

PROPOSALS

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Nominees

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. Presently, the number of directors is fixed at six and that number of directors is divided into three classes, with one class standing for election each year for a three-year term. Each director elected will hold office for three years or until his successor is elected and qualified. If any director resigns or otherwise is unable to complete his term of office, our Board of Directors may elect another director for the remainder of the resigning director's term.

Our Board of Directors has nominated the following individuals for election as Class 1 Directors for a three-year term expiring in 2011 or until their respective successors have been elected and qualified:

Dino D. Farfante

P. Robert Moya

Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the nominees named above. These nominees are currently serving on our Board of Directors. The nominees have agreed to be named in this proxy statement and to serve if elected. Information regarding the nominees is listed below.

We know of no reason why the nominees would not be able to serve. However, if the nominees are unable or decline to serve as directors at the time of the meeting, the proxies will be voted for any nominee designated by our current Board of Directors to fill the vacancy.

The Board of Directors recommends a vote FOR the election of the nominees named herein.

The following table sets forth certain information regarding our directors.

Name	Age	Director Since	Principal Occupation and Other Information
Dino D. Farfante	46	2007	Mr. Farfante is President and Chief Operating Officer for American Barcode and RFID, Inc. (AB&R), a provider of automatic identification and data collection solutions for the manufacturing, healthcare, and distribution markets. Before joining AB&R in 2006, Mr. Farfante consulted for various companies developing go-to-market strategies. Prior to that Mr. Farfante was President of Insight Direct Worldwide, a wholly-owned subsidiary of Insight Enterprises, Inc. He joined Insight in 1996, serving in a progression of senior management positions during his nine-year tenure with the Fortune 1000 company. Mr. Farfante began his career at Merisel, Inc., a Fortune 500 worldwide hardware and software technology distributor. Mr. Farfante holds a B.S. in computer engineering from the University of Florida.

P. Robert Moya	64	2005	Mr. Moya is an Executive Vice President, General Counsel and Secretary of Apollo Group, Inc. and also serves as Of Counsel to Quarles & Brady LLP. From 2002 through 2004, Mr. Moya served as Executive Vice President and General Counsel of Insight Enterprises, Inc. He was also designated Insight's Chief Administrative Officer in 2003. Prior to joining Insight, Mr. Moya served as a partner in the Phoenix, Arizona office of Quarles & Brady LLP where he specialized in corporate and securities law and mergers/acquisitions for middle-market and emerging growth companies. He also served as a member of Quarles & Brady's National Executive Committee and Arizona Management Committee and as Co-Chairman of the Corporate and Securities Law Group. Between 2003 and 2007, he served on the board of PlusNet plc, one of the U.K.'s leading Internet providers. From 2000 until 2005, he also served on the board of BIGe Realestate, Inc. which provides software and services relating to the management of real property. Mr. Moya served two years as chairman of the securities law section of the State Bar of Arizona and one year as chairman of the law practice management section. He is a member of the American Bar Association and the Hispanic Bar Association. Mr. Moya received an A.B. in History from Princeton University and has a J.D. degree from Stanford Law School.
John W. Hail	78	1999	From 1988 to 2006, Mr. Hail served as Chief Executive Officer and Chairman of the Board of Directors of AMS Health Services, Inc., a publicly-held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services, Inc., a publicly-held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.
William E. Peelle	59	1999	Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University and has a B.S. degree in Business Administration from Ohio State University.

Steven P. Hanson	60	2004	Mr. Hanson served as Chief Executive Officer of our company from June 2007 to November 2008, Chairman since April 2005, and as a Director since July 2004. Mr. Hanson has served as a partner at Southwest Value Acquisitions, a private equity firm, since September 2004. From 2003 to 2007, Mr. Hanson served as a partner at Knowledge Capital Alliance, a consulting firm in leadership development and organizational performance. Mr. Hanson has over 32 years of senior executive experience in the high technology industry, including 28 years at Motorola and three years as President and Chief Executive Officer of ON Semiconductor. Mr. Hanson holds a BSEE degree from the College of Engineering at Arizona State University. Mr. Hanson also serves as a director for Vitesse Semiconductor Corporation (Pink Sheets: VTSS).
Van H. Potter	50	2008	Mr. Potter has served as our Chief Executive Officer since November 2008. Mr. Potter served as our President and Chief Operating Officer since September 2008. Prior to his employment with us, Mr. Potter served as Vice President, Business Development of Pixtronix, an emerging provider of portable display technologies. Previously, Mr. Potter served as Senior Vice President of Marketing for International Display Works, which had acquired Three-Five Systems small form-factor display business. From 2002 to 2005, Mr. Potter held senior management positions with Three-Five Systems, including Senior Vice President, Electronic Manufacturing Services; Senior Vice President, Business Groups and heading up the Display Products division. From 1994 to 2002, Mr. Potter held management, marketing and new business development posts at Rogers Corp. and Durel Corp. Mr. Potter holds a B.S. in mechanical engineering from Northeastern University and an M.B.A. from Arizona State University.

Classification of our Board of Directors

Our Board of Directors is divided into three classes, with one class standing for election each year for a three-year term. At each annual meeting of stockholders, directors of a particular class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Farfante and Moya are Class I Directors whose terms will expire at the meeting but have been nominated by our Board of Directors for re-election for a three-year term expiring 2011. Messrs. Hail and Peelle are Class II Directors whose terms will expire in 2009. Messrs. Hanson and Potter are Class III Directors whose terms will expire in 2010. There are no family relationships among any of our directors and executive officers.

Information Relating to the Board of Directors and Committees of the Board of Directors

Our Board of Directors provides general oversight for our business. It establishes policies and standards for our company and reviews management performance.

Our Board of Directors held a total of seven meetings, and committees of our Board of Directors held a total of 16 meetings, during the fiscal year ended December 31, 2007. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors; and (ii) the total number of meetings held by all committees of our Board of Directors on which such director was a member. We encourage each of our directors to attend each annual meeting of stockholders. To that end, and to the extent reasonably practicable, we regularly schedule a meeting of our Board of Directors on the same day as our annual meeting of stockholders. Each of our directors serving on the Board of Directors at the time attended our 2007 Annual Meeting of Stockholders.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including the members of our various board committees, by submitting a letter addressed to the Board of Directors of InPlay Technologies, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

Director Independence and Executive Sessions

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that each of Messrs. Farfante, Hail, Moya, and Peelle is an independent director, as "independence" is defined by NASDAQ listing standards and the SEC, because they have no relationship with us that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. Messrs. Hanson and Potter serve as employee directors of our company. Mr. Hanson served on the Audit, Compensation, and Nominations and Corporate Governance Committees until his appointment as our Chief Executive Officer in June 2007. As needed, non-management directors meet in executive session without management present. Each committee of our Board of Directors is comprised entirely of independent directors.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. Our Board of Directors has adopted charters for each of these committees describing the authority and responsibilities delegated to each committee by the Board of Directors. Our Board of Directors has also adopted a Code of Conduct and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.inplaytechnologies.com* the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Code of Conduct, Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

The table below provides current membership and meeting information.

	Audit	Compensation	Nominations and Corporate Governance
Dino D. Farfante	M	-	M
John W. Hail	C	M	M
Steven P. Hanson	-	-	-
P. Robert Moya	M	M	C
William E. Peelle	M	C	M
Fiscal Year 2007 Meetings	6	8	2
C - Chairman			
M - Member			

Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent registered public accountant's qualifications and independence, and (iv) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors. A copy of the Audit Committee Charter is included in Appendix A.

The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Farfante, Hail, Moya, and Peelle, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. Our Board of Directors has determined that Mr. Hail qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Hail serves as the Chairman of the Audit Committee.

Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, President, Chief Financial Officer, and Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our executive officers based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our executive officers, and considers the grant of stock options and awards to our executive officers and other employees under our stock option and award plans. The Compensation Committee currently consists of Messrs. Hail, Moya, and Peelle, with Mr. Peelle serving as Chairman.

Nominations and Corporate Governance Committee. The purpose and responsibilities of the Nominations and Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The Nominations and Corporate Governance Committee currently consists of Messrs. Farfante, Hail, Moya, and Peelle, with Mr. Moya serving as Chairman.

Director Compensation

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. During fiscal 2007, all non-employee directors received a cash retainer of $3,000 per quarter and semi-annual grants of options to purchase 5,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of the grant. For the first half of 2007, Mr. Hanson, our Chairman, received a cash retainer of $7,500 per quarter and a quarterly grant of $2,500 in restricted stock. Effective in July 2007, Mr. Hanson was appointed as our Chief Executive Officer. All non-employee directors also received $250 quarterly for each committee on which they served. Committee chairmen received $375 quarterly, other than the Audit Committee Chairman, who received $500 quarterly.

Currently, each non-employee director is paid cash fees quarterly that include both a retainer and various amounts for serving on, or chairing, committees. Beginning January 1, 2008, the amounts of cash compensation previously paid to non-employee directors will be paid 50% in cash and 50% in the form of restricted stock, to be priced on the last trading day of the 2nd month of each quarter. Effective in August 2008, the Board of Directors elected to defer compensation of our non-employee directors, subject to our company securing additional funding.

The following table provides information relating to non-employee director compensation for the fiscal year ended December 31, 2007. Mr. Hanson did not receive any compensation for service on our Board of Directors following his appointment as our Chief Executive Officer during July 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards (1) (2) ($)	Total ($)
Steven P. Hanson (3)	$ 16,500	$ 5,000	$ 2,723	$ 24,223
Dino Farfante (4)	$ -	$ -	$ 8,001	$ 8,001
John W. Hail (5)	$ 16,000	$ -	$ 6,798	$ 22,798
P. Robert Moya (6)	$ 15,500	$ -	$ 6,798	$ 22,298
William E. Peelle (7)	$ 15,500	$ -	$ 6,798	$ 22,298
Jack Saltich (8)	$ -	$ -	$ 8,001	$ 8,001
Michael A. Van Zeeland (9)	$ 3,000	$ -	$ -	$ 3,000

(1) Represents value of option awards vested in 2007 calculated in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), and charged to our company's operations in 2007. For further details, including our company's assumptions in calculating the fair value, please see Note 3, *Summary of Significant Accounting Principles*, and Note 10, *Stock Option Plans*, to the Consolidated Financial Statements included in our Form 10-KSB for the year ended December 31, 2007.

(2) Options to purchase 5,000 shares of our common stock were granted to Messrs. Hail, Hanson, Moya, and Peelle on May 1, 2007 at an exercise price of $0.97 and to Messrs. Hail, Moya, and Peelle on December 3, 2007 at an exercise price of $1.39. Options to purchase 10,000 shares of our common stock were granted to Messrs. Farfante and Saltich on November 26, 2007 at an exercise price of $1.36. Prices represent the fair market value of our common stock on each of the grant dates.

(3) As of December 31, 2007, Mr. Hanson held 7,626 shares of restricted stock and options to purchase 40,000 shares of our common stock.

(4) As of December 31, 2007, Mr. Farfante held options to purchase 10,000 shares of our common stock.

(5) As of December 31, 2007, Mr. Hail held options to purchase 85,000 shares of our common stock.

(6) As of December 31, 2007, Mr. Moya held options to purchase 40,000 shares of our common stock.

(7) As of December 31, 2007, Mr. Peelle held options to purchase 85,000 shares of our common stock.

(8) As of December 31, 2007, Mr. Saltich held options to purchase 10,000 shares of our common stock. Mr. Saltich resigned from our Board of Directors effective August 18, 2008.

(9) As of December 31, 2007, Dr. Michael Van Zeeland held options to purchase 55,000 shares of our common stock. Dr. Van Zeeland resigned from our Board of Directors effective April 4, 2007.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth total compensation earned for services in all capacities to our company for the fiscal year ended December 31, 2007 and 2006 by our Chief Executive Officer, former Chief Executive Officer, and two other executive officers as of December 31, 2007, whose total annual salary and bonus exceeded $100,000 during fiscal 2007.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)		Option Awards ($) (10)	All Other Compensation ($)		Total ($)
Steven P. Hanson, Chairman and Chief Executive Officer (1)........................	2007	$ 98,462	$ -		$ -	$ 43	(2)	$ 98,505
Ramesh G. Ramchandani, President and Chief Operating Officer (3)................	2007	$ 179,808	$ -		$ 45,185	$ 6,026	(4)	$ 231,019
	2006	$ 6,346	$ -		$ 13,540	$ -		$ 19,886
Mark R. Sokolowski, Chief Financial Officer and Treasurer (5)....................	2007	$ 38,077	$ 50,000	(6)	$ 9,287	$ -		$ 97,364
Robert J. Brilon, former Chief Executive Officer, former Chief Financial Officer (7)	2007	$ 156,115	$ 250,000	(8)	$ -	$ 701,931	(9)	$ 1,108,046
	2006	$ 270,600	$ 79,338	(8)	$ -	$ 29,032	(9)	$ 378,970

(1) Mr. Hanson was appointed Chief Executive Officer effective June 28, 2007. Mr. Hanson announced his resignation as our Chief Executive Officer during November 2008, but will remain as our Chairman. During November 2008, Mr. Potter was appointed out Chief Executive Officer. Mr. Potter served as our President and Chief Operating Officer beginning September 2008.

(2) Other compensation relates to premiums paid for disability insurance.

(3) Mr. Ramchandani was promoted to President and Chief Operating Officer on June 24, 2007. Mr. Ramchandani resigned from our company effective August 22, 2008.

(4) Other compensation includes matching contributions to our company's Simple IRA, medical insurance premiums, premiums paid for disability, and life insurance.

(5) Mr. Sokolowski was named Chief Financial Officer on October 8, 2007.

(6) Non-Equity incentive plan compensation includes a $50,000 sign-on incentive.

(7) Mr. Brilon resigned as Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer and as a Director effective June 27, 2007.

(8) In 2007, Mr. Brilon received a $250,000 incentive bonus paid as part of his termination agreement. For 2006, a $79,338 bonus was paid related to his achievement during fiscal 2006 of performance standards and objectives set by the Compensation Committee.

(9) All other compensation for Mr. Brilon in 2007 includes (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $128,928 representing Mr. Brilon's unpaid accrued vacation benefits; (c) approximately $6,660 representing one-half of the remaining amount due under the automobile

leased by us and Mr. Brilon; (d) $5,706 for Mr. Brilon's and his family's medical and dental insurance premiums; (e) $7,200 for matching contributions to the Company's Simple IRA; and (f) $12,237 for an automobile allowance, medical insurance premiums, premiums paid for disability and life insurance, and club dues. All other compensation for Mr. Brilon in 2006 includes (i) $10,000 for matching contributions to the Company's Simple IRA; (ii) $9,989 for an automobile allowance; (iii) $9,043 for medical insurance premiums, premiums paid for disability and life insurance, and club dues.

(10) Option awards represent the fair value of option awards granted, computed in accordance with SFAS 123R.

Employment and Separation Agreements

Van H. Potter

During September 2008, we entered into an employment agreement with Mr. Potter to serve as our President and Chief Operating Officer. During November 2008, upon the resignation of Mr. Hanson as our Chief Executive Officer, we appointed Mr. Potter as our Chief Executive Officer. Under the agreement and effective upon Mr. Potter's appointment as our Chief Executive Officer, we will pay Mr. Potter a base salary of $250,000. Mr. Potter agreed to defer the first $75,000 of his base salary until such time as we received equity funding of at least $3.0 million. Mr. Potter's base salary will be reviewed annually by the Compensation Committee. Beginning in fiscal year 2009, and in the discretion of the Compensation Committee, Mr. Potter will be eligible to receive an annual bonus in an amount up to his base salary. In addition, we granted Mr. Potter options to purchase 200,000 shares of our common stock at an exercise price per share of $0.22. One-third of the options vest on each of March 22, 2009, 2010, and 2011. The vesting of all such options will accelerate and become exercisable upon a change of control of our company. The agreement provides vacation benefits, reimbursement of business expenses, and the right to participate in company-wide benefits including any benefit plans available to similarly situated employees. We and Mr. Potter may each terminate his employment at any time. If we terminate Mr. Potter's employment for "cause," if he terminates his employment with us, or if his employment terminates as a result of his death, we will pay Mr. Potter his base salary through the date of termination or death. If we terminate his employment without "cause," we will pay Mr. Potter (a) his base salary through the date of termination, (b) his base salary for a 12-month period following termination, and (c) COBRA premiums for a 12-month period. Mr. Potter will receive these same benefits in the event Mr. Potter's employment is terminated for any reason other than "cause" during the 12-month period following a change of control of our company, as well as any incentive compensation determined by the Compensation Committee based on his performance and achievement of goals as of the effective date of the change of control. The agreement also contains provisions that restrict Mr. Potter from using confidential information, competing with our company, or otherwise soliciting our customers and employees.

Mark R. Sokolowski

During April 2008, we entered into a Change in Control Severance Agreement with Mr. Sokolowski. Under the Agreement, upon a change of control or at any time during the twelve months following a change in control, Mr. Sokolowski's employment with the Company is terminated for any reason other than for "cause" or by Mr. Sokolowski for "good reason," then the Company will pay him, within 10 days following the termination of his employment, an amount equal to his annual base salary, and an amount equal to the greater of all cash incentive compensation payable to Mr. Sokolowski on account of the current fiscal year as if he had achieved 100% of all of his targets or goals for that fiscal year, or all cash incentive compensation actually paid to him on account of the immediately preceding fiscal year. Mr. Sokolowski or his family will be eligible for participation under the Company's benefit plans for a period of 12 months. Any stock options granted to Mr. Sokolowski that remain unvested as of the effective date of his termination shall become fully vested.

Robert J. Brilon

On July 31, 2007, we entered into a severance and release agreement with Robert J. Brilon, our former Chief Executive Officer and Chief Financial Officer. Pursuant to the settlement and release agreement, Mr. Brilon's employment with us terminated, and he resigned from our Board of Directors effective June 27, 2007.

Pursuant to the settlement and release agreement, Mr. Brilon released us from, among other things, any and all claims or liabilities through July 31, 2007 arising out of Mr. Brilon's employment agreement and any option agreements with us, Mr. Brilon's employment with us, or the termination of Mr. Brilon's employment. In addition, Mr. Brilon released us from claims or charges relating to violations of certain employment laws.

In consideration for the release and in accordance with the provisions of his employment agreement, we paid, or will pay, Mr. Brilon (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $125,500 representing Mr. Brilon's unpaid accrued vacation benefits; (c) $250,000 representing an agreed upon amount relating to a bonus payment obligation; (d) approximately $6,700 representing one-half of the remaining amount due under the automobile leased by us and Mr. Brilon; and (e) Mr. Brilon's and his family's medical and dental insurance premiums to maintain coverage under our company's group medical and dental insurance plans, only to the extent such premiums are not covered by any subsequent employer during the two-year period following the separation date. In addition, all of Mr. Brilon's stock options or other rights provided to him under any of our long-term incentive plans immediately vested on the day prior to the effective date of the settlement and release agreement.

Other Benefit Plans and Programs

Executives are eligible to participate in benefit programs designed for all of our company's full-time employees. These programs include Simple IRA plan, health, dental, life and accidental death, short-term disability, and long-term disability.

Option/SAR Grants

The following table provides information with respect to outstanding equity awards held by our named executive officers at December 31, 2007.

Outstanding Equity Awards at Fiscal Year End

	Number of Securities Underlying Unexercised Options (#)			Option	Option
Name	Exercisable	Unexercisable		Option Exercise Price	Option Expiration Date
Steven P. Hanson	5,000	-	(1)	$2.12	12/1/2014
	10,000	-	(1)	$1.96	3/10/2015
	5,000	-	(1)	$1.55	5/2/2015
	5,000	-	(1)	$3.32	12/1/2015
	5,000	-	(1)	$2.75	5/1/2016
	5,000	-	(1)	$1.74	12/1/2016
	5,000	-	(1)	$0.97	5/1/2017
Ramesh G. Ramchandani	-	100,000	(2)	$1.60	8/31/2017
	30,000	15,000	(3)	$1.65	12/12/2016
Mark R. Sokolowski	-	60,000	(4)	$1.57	10/8/2017
Robert J. Brilon	176,471	-	(1)	$6.38	11/20/2008
	22,000	-	(1)	$6.00	6/8/2010
	25,000	-	(1)	$6.50	5/1/2012
	15,000	-	(1)	$1.06	12/4/2012
	75,000	-	(1)	$2.05	12/1/2013
	50,000	-	(1)	$2.05	12/10/2014
	75,000	-	(1)	$1.58	5/20/2015
	75,000	-	(1)	$3.32	12/1/2015

(1) Options are fully vested.

(2) The original option vesting schedule provided for: 33,333 at January 1, 2008 and January 1, 2009, and 33,334 at January 1, 2010. Mr. Ramchandani left the Company in August 2008, and 66,000 options expired before vesting.

(3) The original option vesting schedule provided for: 15,000 at June 30, 2007, December 31, 2007 and December 31, 2008. Mr. Ramchandani left the Company in August 2008, and 15,000 options expired before vesting.

(4) Option vesting schedule: 20,000 at April 8, 2008, 2009 and 2010.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,775,873	$ 5.73	163,244
Equity Compensation Plans Not Approved by Stockholders ...	509,091 (1)	$ 3.64	-
Total	2,284,964	$ 5.27	163,244

(1) Represents warrants issued in connection with the December 2005 private placement of 1,272,728 shares.

AUDIT COMMITTEE REPORT

General

Our Board of Directors has appointed an Audit Committee consisting of Messrs. Farfante, Hail, Moya, and Peelle. All of the members of the Audit Committee are "independent" of our company and management, as independence is defined in applicable rules of NASDAQ and the SEC.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board of Directors assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, and financial reporting practices. A copy of the Audit Committee Charter is posted to our website at www.inplaytechnologies.com. During fiscal 2007, the Audit Committee met six times and discussed the interim financial information contained in each quarterly earnings announcement and Annual Report on Form 10-KSB with the Chief Executive Officer/Chief Financial Officer, Vice President, Finance and Administration, and independent registered public accountants prior to public release.

Audit Committee Philosophy and Objectives

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent registered public accountants a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees,"* discussed with the registered public accountants any relationships that may impact their objectivity and independence, and satisfied itself as to the registered public accountants' independence. The Audit Committee also reviewed with management and the independent registered public accountants the quality and adequacy of our internal controls. The Audit Committee discussed with the registered public accountants their audit plans, audit scope, and identification of audit risks.

The Audit Committee discussed and reviewed with the registered public accountants all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (SAS) No. 61, *"Communication With Audit Committees,"* as amended by SAS 89 and SAS 90, and Rule 2-07, *"Communication with Audit Committees"* of Regulation S-X, and, with management present, discussed and reviewed the results of the registered public accountants' examination of the financial statements.

The Audit Committee reviewed our audited financial statements as of and for the fiscal year ended December 31, 2007 with management and the registered public accountants. Management has the responsibility for the preparation of the financial statements and the registered public accountants have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent registered public accountants, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 for filing with the SEC. The Audit Committee also recommended the reappointment of the independent registered public accountants. The Board of Directors concurred and has submitted such recommendation to stockholders for ratification.

November 18, 2008

RESPECTFULLY SUBMITTED,

John W. Hail, Chairman
Dino D. Farfante
P. Robert Moya
William E. Peelle

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The following table sets forth, as of November 10, 2008, the number and percentage of outstanding shares of our common stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each of our directors and nominees for director, (c) each named executive officer of our company, and (d) all directors and executive officers of our company as a group. The address of each officer and director listed below is c/o InPlay Technologies, Inc., 13845 N. Northsight Blvd., Scottsdale, Arizona 85260.

The percentages shown are calculated based upon 11,622,568 shares of common stock outstanding on November 10, 2008. The numbers and percentages shown include the shares of common stock actually owned as of November 10, 2008 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of November 10, 2008 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

Name of Beneficial Owner(1)	Number of Shares		Percentage
Directors and Executive Officers:			
John W. Hail	111,477	(2)	*
Steven P. Hanson	107,626	(3)	*
William E. Peelle	106,533	(4)	*
Van H. Potter	85,284		
Ramesh Ramchandani	77,333	(5)	*
P. Robert Moya	50,669	(6)	*
Mark R. Sokolowski	20,000	(7)	*
Dino D. Farfante	20,120	(8)	*
Robert J. Brilon	438,497	(9)	3.8%
All directors and officers as a group (nine persons)	1,017,539		8.8%
5% Stockholders:			
J. Patterson McBaine	1,667,255	(10) (13)	14.3%
Delphi Corp.	1,651,846	(11)	14.2%
Jon D. Gruber	1,608,855	(12) (13)	13.8%
Gruber & McBaine Capital Management	1,408,805	(13)	12.1%
Anthony J. Van Zeeland	600,000	(14)	5.2%

* Less than 1.0%

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law.

(2) Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder, 5,852 shares of fully vested restricted stock and 90,000 shares of common stock issuable upon exercise of stock options.

(3) Includes 7,626 shares of fully vested restricted stock and 40,000 shares of common stock issuable upon exercise of stock options.

(4) Includes 5,669 shares of fully vested restricted stock and 90,000 shares of common stock issuable upon exercise of stock options.

(5) Includes 63,333 shares of common stock issuable upon exercise of stock options.

(6) Includes 5,669 shares of fully vested restricted stock and 45,000 shares of common stock issuable upon exercise of stock options.

(7) Includes 20,000 shares of common stock issuable upon exercise of stock options.

(8) Includes 5,120 shares of fully vested restricted stock and 15,000 shares of common stock issuable upon exercise of stock options.

(9) Includes 438,497 shares of common stock issuable upon exercise of stock options.

(10) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 180,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management; (d) 225,275 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by J. Patterson McBaine; and (e) 30,625 shares of common stock held by family accounts.

(11) Information is given in reliance upon information set forth in the named stockholder's Schedule 13D dated June 23, 2000, as filed with the SEC. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098. We and certain of our stockholders have entered into a stockholders' agreement with Delphi Corp. pursuant to which Delphi has the option to designate one member of our Board of Directors. Delphi's designee resigned from our Board of Directors during 2003 and Delphi has not designated a new director to fill that vacancy. On or about May 2003, Delphi notified us that our Board of Directors had the right to appoint an independent director in place of Delphi's designee. In addition, we were a party to a license agreement with Delphi that was terminated during fiscal 2005 and is described under "Certain Relationships and Related Transactions."

(12) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 180,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management; (d) 145,400 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by Jon D. and Linda W. Gruber Trust; and (e) 52,100 shares of common stock held by family accounts. Jon D. Gruber is the trustee of the Jon D. and Linda W. Gruber Trust and retains voting and dispositive power over the shares held by the trust.

(13) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 180,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management. Jon D. Gruber and J. Patterson McBaine serve as the managing members of Gruber & McBaine Capital Management ("GMCM"), and retain voting and dispositive power over such shares under the control of GMCM. GMCM serves as the general partner of Lagunitas Partners LP and as the investment advisor for Gruber & McBaine International. The principal business office of Gruber & McBaine Capital Management is located at 50 Osgood Place, San Francisco, California 94133.

(14) Information is given in reliance upon information provided to us by the named stockholder. The principal address of the named stockholder is c/o InPlay Technologies, 13845 N. Northsight Blvd., Scottsdale, Arizona 85260.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for such persons, we believe that during the fiscal year ended December 31, 2007 our officers, directors, and greater than 10% beneficial owners have complied with all filing requirements applicable to them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2000, we entered into a license agreement with Delphi that gave Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi a warrant to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share, which expired in April 2004, and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first minimum royalty payments of $1 million and $2 million were received in 2004 and 2005, respectively. During October 2005, in connection with Delphi's bankruptcy, the license agreement was terminated. We subsequently filed a proof of claim for $9 million, which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, we reached a settlement agreement with Delphi in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems, LLC in the amount of $7.5 million. This agreement was approved by the bankruptcy court in February 2007. In March 2007, we sold our rights to this claim and received a cash payment of approximately $7.5 million.

PROPOSAL NO. 2 – APPROVAL OF THE PROPOSED 2005 STOCK AWARD PLAN AMENDMENTS

Reasons for and Effect of the Proposed Amendment

During March 2005, our Board of Directors adopted the 2005 Stock Award Plan, or "2005 Plan," which was subsequently approved by our stockholders in May 2005. Stockholders approved an amendment to the plan in May 2007. The 2005 Plan authorizes the Board of Directors or the Compensation Committee of the Board of Directors to grant options or other awards to employees, directors, and independent contractors of our company. The 2005 Plan provides for the issuance of stock awards to purchase up to 1,000,000 shares of our common stock. As of November 10, 2008, (i) there were outstanding issued but unexercised options to purchase 1,804,033 shares of common stock, and (ii) 35,056 shares of restricted stock had been granted. As of November 10, 2008, there were a total of 128,987 shares of common stock available for future grants under the 2005 Plan.

On October 17, 2008, our Board of Directors has approved a proposal to amend the 2005 Plan, subject to stockholder approval, to increase the number of shares reserved for issuance under the 2005 Plan from 1,000,000 to 2,000,000 shares, plus (i) the number of shares with respect to which awards previously granted under our 1997, 1999, and 2000 stock option plans that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) any shares available for grant in the share reserve for the 1997, 1999, and 2000 stock option plans as of the date this proposal is approved by the stockholders; (iii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans. At that time, our Board of Directors also approved the restatement of the 2005 Plan to incorporate the proposed amendment to the 2005 Plan, which is attached as Appendix B to this proxy statement. The restatement of the 2005 Plan assumes that the amendment to the 2005 Plan has been adopted by the stockholders.

Our Board of Directors believes that the approval of the proposed amendment to the 2005 Plan is necessary to achieve the purposes of the 2005 Plan and to promote the welfare of our company and our stockholders generally. The Board of Directors believes that the proposed amendment to the 2005 Plan will aid our company in attracting and retaining directors, officers, key employees, and consultants and motivating such persons to exert their best efforts on behalf of our company. In addition, we expect that the proposed amendment will further strengthen the identity of interests of the directors, officers, and key employees with that of our stockholders.

Approval of the amendments to the 2005 Plan requires approval by an affirmative vote of a majority of shares of our common stock present in person or by proxy at the meeting and entitled to vote. A general description of the 2005 Plan is set forth below.

Background and Purpose

The terms of the 2005 Plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

General Terms of the 2005 Plan; Shares Available for Issuance

The 2005 Plan provides for the grant of awards in the form of incentive stock options (which are called ISOs), nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. Assuming that this proposal is approved by our stockholders at the annual meeting, the total number of shares of our common stock that may be subject to awards under the 2005 Plan is equal to 2,000,000 shares plus (i) the number of shares with respect to which awards previously granted under our 1997, 1999, and 2000 stock option plans that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) any shares available for grant in the share reserve for the 1997, 1999, and 2000 stock option plans as of the date this proposal is approved by the stockholders; (iii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans. The maximum number of shares of common stock covered by awards granted to any individual in any year may not exceed 250,000. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the common stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price, grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Compensation Committee determines appropriate.

The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of NASDAQ, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards

The 2005 Plan (which is hereinafter referred to as the "plan") imposes individual limitations on certain awards, in part to comply with Section 162(m) of the Internal Revenue Code (the "Code"). Under these limitations, no more than 250,000 shares of stock may be granted to an individual during any fiscal year pursuant to any awards granted under the plan. The maximum amount that may be earned by any one participant as a performance award or other cash award for a performance period is $1 million. All limitations on the amount of stock to be issued under the plan are subject to adjustment in certain circumstances.

In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any or all of (i) the number and kind of shares that may be delivered under the plan, (i) the per person limitations described in the preceding paragraph, and (iii) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility

The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration

Our Board of Directors administers the plan. However, the Compensation Committee of our Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee is referred to as the "plan administrator." The Compensation Committee members must be "non-employee directors" as defined by Rule 16b-3 of the Exchange Act, "outside directors" for purposes of Section 162(m), and independent as defined by NASDAQ or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both ISOs and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 85% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights at or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding ten years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include "limited stock appreciation rights" exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock

The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment or service prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations

The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock-Based Awards

The plan administrator is authorized to grant awards under the plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance or any other factors designated by the plan administrator, and awards valued by reference to the book value of shares of our common stock or the value of securities of or the performance of specified subsidiaries or business units. The plan administrator determines the terms and conditions of such awards.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the plan authorizes specific performance awards, which represent a conditional right to receive cash, shares of our common stock, or other awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be "covered employees" (as defined below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as "performance based" compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the Compensation Committee, not our Board of Directors.

Subject to the requirements of the plan, the plan administrator will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements, and/or those of our affiliates, or for our business units and/or those of our affiliates (except with respect to the total stockholder return and earnings per share criteria), will be used by the plan administrator in establishing performance goals for such performance awards (including for awards designed to comply with the performance-based compensation exception to Section 162(m)): (i) total stockholder return, (ii) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (iii) net income; (iv) pretax earnings; (v) earnings before interest expense, taxes, depreciation, and amortization; (vi) pretax operating earnings after interest expense but before bonuses and extraordinary or special items; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) working capital or inventory; and (xiv) ratio of debt to stockholders' equity. In granting performance awards, the plan administrator may establish unfunded award "pools," the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of certain business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise.

After the end of each performance period, the plan administrator (which will be the Compensation Committee for awards intended to qualify as performance-based for purposes of Section 162(m)) will determine (i) the amount of any pools and the maximum amount of potential performance awards payable to each participant in the pools and (ii) the amount of any other potential performance awards payable to participants in the plan. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards

Awards may be settled in the form of cash, shares of our common stock, other awards, or other property in the discretion of the plan administrator. Awards under the plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the plan administrator may, in its discretion, permit transfers of nonqualified stock options for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Exchange Act.

The plan administrator may grant awards in exchange for other awards under the plan or under other of our compensation plans, or other rights to payment from us, and may grant awards in addition to or in tandem with such other awards or rights. In addition, the plan administrator may cancel awards granted under the plan in exchange for a payment of cash or other property. The terms of any exchange of, or purchase of, an award will be determined by the plan administrator in its sole discretion.

Acceleration of Vesting; Change in Control

The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a "change in control" (as defined in the plan). In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any "change in control." The plan administrator may, in its discretion and without the consent of the participant, either (i) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the "change in control," or (ii) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan administrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a "change in control," we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the "change in control."

In the event of a "corporate transaction" (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Amendment and Termination

Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan will terminate on the earlier of (i) ten years after its adoption by our Board of Directors or (ii) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. Amendments to the plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

Federal Income Tax Consequences of Awards

The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

The plan provides for the grant of stock options that qualify as "incentive stock options," which we refer to as ISOs, as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the "Required Holding Period," the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a "Disqualifying Disposition," the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a

Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income as of the date the recipient receives the award equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant stock appreciation rights separate from any other award, which we refer to as stand-alone stock appreciation rights, or in tandem with options, which we refer to as tandem stock appreciation rights.

With respect to stand-alone stock appreciation rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to tandem stock appreciation rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the stand-alone stock appreciation rights. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (as discussed above).

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the dividend equivalent.

Section 162 Limitations

Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.

Certain kinds of compensation, including qualified "performance-based" compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of "outside directors" and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered "performance-based" compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

The regulations under Section 162(m) require that the directors who serve as members of the committee must be "outside directors." The plan provides that directors serving on the committee must be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) our current employees or those of one of our affiliates, (ii) our former employees or those of one of our affiliates who are receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) our current and former officers or those of one of our affiliates, (iv) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (v) any other person who is not otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

Ratification by Stockholders of the Amendments to the 2005 Plan

Approval of the amendments to the 2005 Plan will require the affirmative vote of the holders of a majority of our outstanding shares of common stock present in person or by proxy at the meeting and entitled to vote.

The Board of Directors recommends a vote FOR proposal No. 2

INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Moss Adams LLP has audited the financial statements of our company for the fiscal year ended December 31, 2007. Our Audit Committee has appointed Moss Adams LLP as our independent registered public accountants to audit our consolidated financial statements for the year ending December 31, 2008.

The Board of Directors anticipates that representatives of Moss Adams LLP will attend the meeting, will be afforded an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions. Moss Adams LLP has advised us that neither the firm, nor any member of the firm has any financial interest, direct or indirect, in any capacity in our company.

Effective June 19, 2006, the Audit Committee dismissed Deloitte & Touche LLP as our independent registered public accounting firm. During the fiscal year ended December 31, 2005 and the subsequent interim reporting period from the last audit date of December 31, 2005, through and including the effective termination date of June 19, 2006, there were (i) no disagreements between us and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope, or procedure which disagreements if not resolved to the satisfaction of Deloitte & Touche LLP would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Deloitte & Touche LLP with a copy of the disclosure related to their dismissal and requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements by us concerning Deloitte & Touche LLP. A copy of such letter provided by Deloitte & Touche LLP is filed as Exhibit 16.1 to the Current Report on Form 8-K filed on June 22, 2006.

On June 19, 2006, we engaged the services of Epstein, Weber & Conover PLC as our independent registered public accountants, replacing Deloitte & Touche LLP. Moss Adams LLP acquired our previous independent registered public accountants, Epstein, Weber & Conover PLC on January 1, 2007. Our Audit Committee accepted the assumption by Moss Adams LLP of our engagement letter with Epstein, Weber & Conover PLC and appointed Moss Adams LLP as our independent registered public accountant.

We provided Epstein, Weber & Conover PLC with a copy of the disclosure related to the assumption of their engagement letter by Moss Adams LLP and requested that Epstein, Weber & Conover PLC furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements by us concerning Epstein, Weber & Conover PLC. A copy of such letter provided by Epstein, Weber & Conover PLC is filed as Exhibit 16.1 to the Current Report on Form 8-K filed on January 22, 2007.

Audit Fees

Moss Adams LLP billed us $153,300, in aggregate, for professional audit services rendered during fiscal years 2007 and 2006. Fees for fiscal 2007 and 2006 consisted of billings for the audit of our consolidated financial statements and the reviews of the interim financial statements included in our quarterly reports.

Audit-Related Fees

During fiscal year 2007 Moss Adams LLP billed us $3,150, in aggregate, for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements that are not reported under Audit Fees above. These services include consultations concerning financial accounting and reporting standards and included professional services related to preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Summary of Fees Billed to the Company by Moss Adams LLP

	2007	2006
Audit Fees	$ 87,770	$ 65,530
Audit-Related Fees	3,150	-
Tax Fees	-	-
All Other Fees	-	-
Total	90,920	65,530

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent registered public accountant. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent registered public accountants, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Audit Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate the pre-approval of services to be performed by the independent registered public accountants to management.

Our Audit Committee requires that our independent registered public accountant, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by Moss Adams LLP described above under the captions "Audit-Related Fees," "Tax Fees," and "All Other Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2009 Annual Meeting of Stockholders must be received on or before February 14, 2009, in order for the proposals to be eligible for inclusion in our proxy statement and proxy relating to the meeting. Additionally, if a stockholder wishes to present to us an item for consideration as an agenda item for a meeting without inclusion in the proxy statement, the stockholder must give timely notice to us and give a brief description of the business desired to be discussed. To be timely for the 2009 Annual Meeting, our bylaws require that such notice must have been delivered to or mailed to and received by us no less than 60 and no more than 90 days prior to the 2009 Annual Meeting. If we do not publicly announce our meeting date or give notice of our meeting date at least 70 days before our 2009 Annual Meeting, stockholders may submit items for consideration as agenda items until 5:00 p.m. on the 15th day after the public disclosure or notice. These proposals should be sent to our Corporate Secretary by fax 480.586.3374 or by mail to Corporate Secretary, InPlay Technologies, Inc., 13845 N. Northsight Blvd., Scottsdale, Arizona 85260.

Such proposals may be included in next year's proxy statement if they comply with certain rules and regulations of the SEC and the procedures set forth in our bylaws.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2009, except in circumstances where we receive notice of the proposed matter no later than March 31, 2009, and the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER MATTERS

We do not know of any other items that will be presented for consideration at the meeting. If any other matters properly come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, intend to vote the shares they represent as the Board of Directors may recommend.

Dated: November 18, 2008

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Appendix A

INPLAY TECHNOLOGIES, INC. (the "Company")

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") shall be as follows:

1. To oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

2. To provide assistance to the Board of Directors with respect to its oversight of the following:.

    a) The integrity of the Company's financial statements.

    b) The Company's compliance with legal and regulatory requirements.

    c) The independent auditor's qualifications and independence.

    d) The performance of the Company's internal audit function, if any, and independent auditor.

3. To prepare the report that SEC rules require be included in the Company's annual proxy statement.

Composition

The Committee shall consist of two or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" under the rules of the NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and each of whom must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the previous three-year period.

Under exceptional and limited circumstances, however, one director who is not independent as defined in the rules and regulations of the NASDAQ Stock Market may serve as a member of the Committee, subject to the following:

- the director, other than in his or her capacity as a member of the Committee, the Board of Directors, or any other Board committee, does not accept any consulting, advisory, or other compensatory fee from the Company and is not an affiliated person of the Company or any subsidiary of the Company;

- the director is not a current officer or employee of the Company or a family member of such officer or employee;

- the Board determines, under exceptional and limited circumstances, that membership by the individual on the Committee is required by the best interests of the Company and its shareholders;

- the Company discloses in the next annual proxy statement subsequent to such determination (or the Form 10-K if an annual proxy statement is not filed), the nature of the relationship and the reasons for that determination;

- no such person may serve as the Chairman of the Committee; and
- no such person may serve on the Committee for more than two years.

No member of the Committee shall receive directly or indirectly any consulting, advisory, or other compensatory fees from the Company other than (1) director's fees for service as a director of the Company, including reasonable compensation for serving on Board committees and regular benefits that other directors receive; and (2) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company. In addition, no member of the Committee may be an affiliate of the Company or any subsidiary of the Company whether by being an officer or owning more than 10 percent of the Company's voting securities.

Qualifications

All members of the Committee shall be able to read and understand fundamental financial statements (including a company's balance sheet, income statement, and cash flow statement) and at least one member either must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication (including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities) or be an "audit committee financial expert" under the requirements of the SEC. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or by an outside organization.

Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors. A member shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairman

Unless a Chairman is elected by the full Board of Directors, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

Meetings

The Committee shall meet as frequently as circumstances dictate. The Chairman of the Committee or a majority of the members of the Committee may call meetings of the Committee. Any one or more of the members of the Committee may participate in a meeting of the Committee by means of conference call or similar communication device by means of which all persons participating in the meeting can hear each other.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote. In addition, the Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate.

As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the director of the internal auditing department, if any, and the independent auditor to discuss any matters that the Committee, the independent auditor, or the internal auditor, if any, believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditor and management periodically to review the Company's financial statements in a manner consistent with that outlined in this Charter.

Duties and Responsibilities

The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other duties and responsibilities delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter. The Committee may perform any functions it deems appropriate under applicable law, rules, or regulations, the Company's by-laws, and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard and as it otherwise deems appropriate, the Committee shall have the authority, without seeking Board approval, to engage and obtain advice and assistance from outside legal and other advisors as it deems necessary to carry out its duties. The Committee also shall have the authority to receive appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, from the Company for the payment of compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; to compensate any outside legal or other advisors engaged by the Committee; and to pay the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be given full access to the Company's internal auditor, if any, Board of Directors, corporate executives, and independent auditor as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board of Directors, except as otherwise limited by applicable law.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Company's financial statements or guaranteeing the independent auditor's report. The fundamental responsibility for the Company's financial statements and disclosures rests with management and the independent auditor. It also is the job of the Chief Executive Officer and senior management, rather than that of the Committee, to assess and manage the Company's exposure to risk.

Documents/Reports Review

1. Discuss with management and the independent auditor, prior to public dissemination, the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discuss with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61.

2. Discuss with management and the independent auditor, prior to the Company's filing of any quarterly or annual report, (a) whether any significant deficiencies in the design or operation of internal control over financial reporting exist that could adversely affect the Company's ability to record, process, summarize, and report financial data; (b) the existence of any material weaknesses in the Company's internal control over financial reporting; and (c) the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

3. Discuss with management and the independent auditor the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.

4. Discuss with management and the independent auditor the Company's major financial risk exposures, the guidelines and policies by which risk assessment and management is undertaken, and the steps management has taken to monitor and control risk exposure.

Independent Auditors

1. Appoint, retain, compensate, evaluate, and terminate any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company and, in its sole authority, approve all audit engagement fees and terms as well as all non-audit engagements with the accounting firm.

2. Oversee the work of any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company, including resolving any disagreements between management and the independent auditor regarding financial reporting.

3. Pre-approve, or adopt procedures to pre-approve, all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by the independent auditor. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Committee. Unless otherwise specified by the Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

4. To the extent it deems it appropriate, delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Committee provided that any member of the Committee who has exercised such delegation must report any such pre-approval decisions to the Committee at its next scheduled meeting. The Committee will not delegate the pre-approval of services to be performed by the independent auditor to management.

5. Require that the independent auditor, in conjunction with the Chief Financial Officer, be responsible for seeking pre-approval for providing services to the Company and that any request for pre-approval must inform the Committee about each service to be provided and must provide detail as to the particular service to be provided.

6. Inform each accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review, or attest services for the Company that such firm shall report directly to the Committee.

7. Review, at least annually, the qualifications, performance, and independence of the independent auditor. In conducting its review and evaluation, the Committee should do the following:

    a) At least annually, obtain and review a report by the Company's independent auditor describing (i) the auditing firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company.

    b) Ensure the rotation of the lead (or coordinating) audit partner at least every five years, and consider whether there should be regular rotation of the audit firm itself.

c) Confirm with the independent auditor that the lead (or coordinating) audit partner, the concurring (or reviewing) audit partner, and each other active audit engagement team partner satisfies the rotation requirements of Rule 2-01(c)(6) of Regulations S-X.

d) Take into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).

Financial Reporting Process

1. In consultation with the independent auditor, management, and the internal auditor, if any, review the integrity of the Company's financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding (a) all critical accounting policies and practices to be used by the Company and the related disclosure of those critical accounting policies under "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Company's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditor; (c) all alternative treatments of financial statements within generally accepted accounting principals that have been discussed with the Company's management, the ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent auditor; (d) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; (e) major issues as to the adequacy of the Company's internal controls and any specific audit steps adopted in light of material control deficiencies; (f) issues with respect to the design and effectiveness of the Company's disclosure controls and procedures, management's evaluation of those controls and procedures, and any issues relating to such controls and procedures during the most recent reporting period; (g) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company; (h) any significant matters arising from any audit, including audit problems and difficulties, whether raised by management, the internal auditor, if any, and the independent auditor, relating to the Company's financial statements; and (i) any other material written communications between the independent auditor and the Company's management, including any "management" letter or schedule of unadjusted differences.

2. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

3. Review with the independent auditor any audit problems or difficulties encountered and management's response thereto. In this regard, the Committee will regularly review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters. Without excluding other possibilities, the Committee may review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement, and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company.

4. Obtain from the independent auditor assurance that the audit of the Company's financial statements was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, which sets forth procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934.

5. Discuss the scope of the annual audit and review the form of the opinion the independent auditor proposes to issue.

6. Review and discuss with management and the independent auditor the responsibilities, budget, and staffing of the Company's internal audit function, if any.

Legal Compliance/General

1. Review periodically, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

2. Discuss with management and the independent auditor the Company's guidelines and policies with respect to risk assessment and risk management. The Committee will discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

3. Set clear hiring policies for employees or former employees of the independent auditor. At a minimum, these policies will provide that any public accounting firm may not provide audit services to the Company if the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, or any person serving in an equivalent position for the Company was employed by the audit firm and participated in any capacity in the audit of the Company within one year of the initiation of the current audit.

4. Establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5. Unless specifically delegated by the Board of Directors to the Compensation Committee of the Board of Directors, review and approve all related party transactions (as specified in Item 404 of Regulation S-K) and review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by the Company.

6. Review and reassess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

Reports

1. Prepare all reports required to be included in the Company's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

2. Report regularly to the full Board of Directors. In this regard, the Committee will review with the full board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, and the performance of the internal audit function, if any.

3. The Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

4. Maintain minutes or other records of meetings and activities of the Committee.

Limitation of Audit Committee's Role

With respect to the foregoing responsibilities and processes, the Committee recognizes that the Company's financial management, including the internal audit staff, if any, as well as the independent auditor have more time, knowledge, and detailed information regarding the Company than do Committee members. Consequently, in discharging its oversight responsibilities, the Committee will not provide or be deemed to provide any expertise or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. It also is not the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's internal policies and procedures.

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Appendix B

InPlay Technologies, Inc.

Amended and Restated
2005 Stock Award Plan
(as of October 17, 2008)

InPlay Technologies, Inc.

Amended and Restated
2005 Stock Award Plan

(as of October 17, 2008)

1. Purpose. The purpose of this Amended and Restated 2005 Stock Award Plan (the "Plan") is to assist InPlay Technologies, Inc., a Nevada corporation (the "Company") and its Related Entities in attracting, motivating, retaining, and rewarding high-quality Employees, officers, Directors, and Consultants by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The Plan is intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code (as hereafter defined) to the extent deemed appropriate by the Committee (or any successor committee) of the Board.

2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof.

(a) "1997 Plan" means the Company's 1997 Stock Option Plan.

(b) "1999 Plan" means the Company's 1999 Stock Option Plan.

(c) "2000 Plan" means the Company's 2000 Stock Option Plan.

(d) "Applicable Laws" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules and regulations of any stock exchange upon which the Common Stock is listed, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

(e) "Award" means any award granted pursuant to the terms of this Plan including, an Option, Stock Appreciation Right, Restricted Stock, Stock Units, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award, or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(f) "Beneficiary" means the person, persons, trust, or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(g) "Beneficial Owner," "Beneficially Owning," and "Beneficial Ownership" shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(h) "Board" means the Company's Board of Directors.

(i) "Cause" shall, with respect to any Participant, have the equivalent meaning (or the same meaning as "cause" or "for cause") set forth in any employment agreement between the Participant and the Company or a Related Entity or, in the absence of any such agreement, such term shall mean (i) the failure by the Participant to perform his or her duties as assigned by the Company (or a Related Entity) in a reasonable manner, (ii) any violation or breach by the Participant of his or her employment agreement with the Company (or a Related Entity), if any, (iii) any violation or breach by the Participant of his or her confidential information and invention assignment agreement with the Company (or a Related Entity), if any, (iv) any material violation or breach by the Participant of the Company's or a Related Entity's policy for employee conduct, if any, (v) any material act by the Participant of dishonesty or bad faith with respect to the Company (or a Related Entity), or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company as determined by the Board. The good faith determination by the Committee of whether the Participant's Continuous Service was terminated by the Company for "Cause" shall be final and binding for all purposes hereunder.

(j) "Change in Control" means and shall be deemed to have occurred on the earliest of the following dates:

(i) the date on which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) obtains "beneficial ownership" (as defined in Rule 13d-3 of the Exchange Act) or a pecuniary interest in more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities ("Voting Stock");

(ii) the consummation of a merger, consolidation, reorganization, or similar transaction other than a transaction: (1) (a) in which substantially all of the holders of Company's Voting Stock hold or receive directly or indirectly eighty percent (80%) or more of the voting stock of the resulting entity or a parent company thereof, in substantially the same proportions as their ownership of the Company immediately prior to the transaction; or (2) in which the holders of Company's capital stock immediately before such transaction will, immediately after such transaction, hold as a group on a fully diluted basis the ability to elect at least a majority of the directors of the surviving corporation (or a parent company);

(iii) there is consummated a sale, lease, exclusive license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than eighty percent (80%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license, or other disposition; or

(iv) individuals who, on the date this Plan is adopted by the Board, are Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Directors; provided, however, that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For purposes of determining whether a Change in Control has occurred, a transaction includes all transactions in a series of related transactions, and terms used in this definition but not defined are used as defined in the Plan. The term Change in Control shall not include a sale of assets, merger, or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(k) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(l) "Committee" means a committee designated by the Board to administer the Plan with respect to at least a group of Employees, Directors, or Consultants.

(m) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n) "Continuous Service" means uninterrupted provision of services to the Company as an Employee, a Director, or a Consultant. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, as either an Employee, a Director, or a Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity as either an Employee, a Director, or a Consultant (except as otherwise provided in the Option Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(o) "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale, lease, exclusive license, or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than twenty percent (20%) of the outstanding securities of the Company; or

(iii) a merger, consolidation, reorganization, or similar transaction, whether or not the Company is the surviving corporation.

(p) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 7(d) of the Plan.

(q) "Director" means a member of the Board or the board of directors of any Related Entity.

(r) "Disability" means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(s) "Dividend Equivalent" means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(t) "Effective Date" means the effective date of this Plan, which shall be the date this Plan is adopted by the Board, subject to the approval of the stockholders of the Company.

(u) "Eligible Person" means all Employees (including officers), Directors, and Consultants of the Company or of any Related Entity. The foregoing notwithstanding, only employees of the Company, the Parent, or any Subsidiary shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(v) "Employee" means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The Payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(w) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(x) "Executive Officer" means an executive officer of the Company as defined under the Exchange Act.

(y) "Fair Market Value" means the fair market value of Stock, Awards, or other property as determined by the Plan Administrator, or under procedures established by the Plan Administrator. Unless otherwise determined by the Plan Administrator, the Fair Market Value of Stock as of any given date, after which the Stock is publicly traded on a stock exchange or market, shall be the closing sale price per share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(z) "Good Reason" shall, with respect to any Participant, have the equivalent meaning (or the same meaning as "good reason" or "for good reason") set forth in any employment agreement between the Participant and the Company or a Related Entity or, in the absence of any such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any respect with the Participant's position (including status, offices, titles, and reporting requirements), authority, duties, or responsibilities as assigned by the Company (or a Related Entity), or any other action by the Company (or a Related Entity) which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial, and inadvertent action not taken in bad faith and which is remedied by the Company (or a Related Entity) promptly after receipt of notice thereof given by the Participant; (ii) any failure by the Company (or a Related Entity) to comply with its obligations to the Participant as agreed upon, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company (or a Related Entity) promptly after receipt of notice thereof given by the Participant; (iii) the Company's (or Related Entity's) requiring the Participant to be based at any office or location more than fifty miles from the location of employment as of the date of Award, except for travel reasonably required in the performance of the Participant's responsibilities; (iv) any purported termination by the Company (or a Related Entity) of the Participant's Continuous Service otherwise than for Cause as defined in Section 2(f), or by reason of the Participant's Disability as defined in Section 2(o), prior to the Expiration Date; or (v) any reduction in the Participant's base salary.

(aa) "Incentive Stock Option" means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(bb) "Non-Employee Director" means a Director of the Company who is not an Employee.

(cc) "Option" means a right granted to a Participant under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(dd) "Other Stock-Based Awards" means Awards granted to a Participant pursuant to Section 6(h) hereof.

(ee) "Parent" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50 percent or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(ff) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(gg) "Performance Award" means a right, granted to an Eligible Person under Section 7 hereof, to receive Awards based upon performance criteria specified by the Plan Administrator.

(hh) "Person" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 12(d) thereof.

(ii) "Plan Administrator" means the Board or any Committee delegated by the Board to administer the Plan.

(jj) "Related Entity" means any Parent, Subsidiary, and any business, corporation, partnership, limited liability company, or other entity in which the Company, a Parent, or a Subsidiary, directly or indirectly, holds a substantial ownership interest.

(kk) "Restricted Stock" means Stock granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(ll) "Rule 16b-3" and "Rule 16a-1(c)(3)" means Rule 16b-3 and Rule 16a-1(c)(3), as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(mm) "Shares" means the shares of the Company's Common Stock, and the shares of such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 10(c) hereof.

(nn) "Stock" means the Company's Common Stock, and such other securities as may be substituted (or resubstituted) for the Company's Common Stock pursuant to Section 10(c) hereof.

(oo) "Stock Appreciation Right" means a right granted to a Participant pursuant to Section 6(c) hereof.

(pp) "Stock Unit" means a right, granted to a Participant pursuant to Section 6(e) hereof, to receive Shares, cash or a combination thereof at the end of a specified period of time.

(qq) "Subsidiary" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted; what type or combination of types of Award shall be granted; the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Award; and the number of Shares with respect to which an Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Award as provided in Section 10(e).

(iv) To terminate or suspend the Plan as provided in Section 10(e).

(v) To effect, at any time and from time to time, with the consent of any adversely affected Participant, (1) the reduction of the exercise price of any outstanding Award under the Plan, if any, (2) the cancellation of any outstanding Award and the grant in substitution therefor of (A) a new Award under the Plan or another equity plan of the Company covering the same or a different number of Shares, (B) cash and/or (C) other valuable consideration (as determined by the Board, in its sole discretion), or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(vi) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the discretion of the Board, the Committee may consist solely of two or more "Outside Directors", in accordance with Section 162(m) of the Code, and/or solely of two or more "Non-Employee Directors", in accordance with Rule 16b-3. In addition, the Board or the Committee may delegate to a committee of two or more members of the Board the authority to grant Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (c) not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations, and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding, and conclusive on all persons.

(e) Arbitration. Any dispute or claim concerning any Award granted (or not granted) pursuant to the Plan or any disputes or claims relating to or arising out of the Plan shall be fully, finally, and exclusively resolved by binding and confidential arbitration conducted pursuant to the rules of Judicial Arbitration and Mediation Services, Inc. ("JAMS") in Phoenix, Arizona. The Company shall pay all arbitration fees. In addition to any other relief, the arbitrator may award to the prevailing party recovery of its attorneys' fees and costs. By accepting an Award, the Participant and the Company waive their respective rights to have any such disputes or claims tried by a judge or jury.

(f) Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Plan Administrator, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. Stock Subject to Plan.

(a) Limitation on Overall Number of Shares Subject to Awards. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 2,000,000 Shares. In addition, as of the date amendments to this Plan are first approved by the stockholders during the Company's Annual Meeting of Stockholders during 2008, any shares available in the reserve of the 1997 Plan, the 1999 Plan, and the 2000 Plan shall be added to the Plan share reserve and be available for issuance under the Plan. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) Availability of Shares Not Delivered under Awards.

(i) If any Shares subject to an Award or subject to an award under the 1997 Plan, the 1999 Plan, or the 2000 Plan are forfeited, expire, or otherwise terminate without issuance of such Shares, or any Award or award under the 1997 Plan, the 1999 Plan, or the 2000 Plan is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award or award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement, or non-issuance, again be available for Awards under the Plan, subject to Section 4(b)(iv) below.

(ii) If any Shares issued pursuant to an Award or an award under the 1997 Plan, the 1999 Plan, or the 2000 Plan are forfeited back to or repurchased by the Company, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the Shares not acquired under such Award or award under the 1997 Plan, the 1999 Plan, or the 2000 Plan shall revert to and again become available for issuance under the Plan, subject to Section 4(b)(iv) below.

(iii) In the event that any Option or other Award granted hereunder or any award under the 1997 Plan, the 1999 Plan, or the 2000 Plan is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option, other Award, or other award under the 1997 Plan, the 1999 Plan, or the 2000 Plan are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes of determining the maximum number of Shares available for grant under the Plan, subject to Section 4(b)(iv) below.

(iv) Notwithstanding anything in this Section 4(b) to the contrary and solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options, the maximum aggregate number of shares that may be granted under this Plan shall be determined without regard to any Shares restored pursuant to this Section 4(b) that, if taken into account, would cause the Plan, for purposes of the grant of Incentive Stock Options, to fail the requirement under Code Section 422 that the Plan designate a maximum aggregate number of shares that may be issued.

(c) Application of Limitations. The limitation contained in this Section 4 shall apply not only to Awards that are settled by the delivery of Shares but also to Awards relating to Shares but settled only in cash (such as cash-only Stock Appreciation Rights). The Plan Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

5. Eligibility; Per-Person Award Limitations. Awards may be granted under the Plan only to Eligible Persons. In each fiscal year during any part of which the Plan is in effect, an Eligible Person may not be granted an Award under which more than 250,000 Shares could be received by the Participant, subject to adjustment as provided in Section 10(c). In addition, the maximum amount that may be earned as a Performance Award (payable in cash) or other Award (payable or settled in cash) for a performance period by any one Participant shall be $1,000,000.

6. Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Plan Administrator may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Plan Administrator shall determine, including terms requiring forfeiture of Awards in the event of termination of Continuous Service by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Plan Administrator shall retain full power and discretion to accelerate, waive, or modify, at any time, any term or condition of an Award that is not mandatory under the Plan.

(b) Options. The Plan Administrator is authorized to grant Options to Participants on the following terms and conditions:

(i) Stock Option Agreement. Each grant of an Option shall be evidenced by a Stock Option Agreement. Such Stock Option Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Plan Administrator deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

(ii) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 10(c) hereof. The Stock Option Agreement shall also specify whether the Stock Option is an Incentive Stock Option or a Non-Qualified Stock Option.

(iii) Exercise Price.

(A) In General. Each Stock Option Agreement shall state the price at which Shares subject to the Option may be purchased (the "Exercise Price"), which shall be, with respect to Incentive Stock Options, not less than 100% of the Fair Market Value of the Stock on the date of grant. In the case of Non-Qualified Stock Options, the Exercise Price shall be determined in the sole discretion of the Plan Administrator.

(B) Ten Percent Stockholder. If a Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Related Entity, any Incentive Stock Option granted to such Participant must have an Exercise Price per share of at least 110% of the Fair Market Value of a share of Stock on the date of grant.

(iv) Time and Method of Exercise. The Plan Administrator shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements). The Plan Administrator may also determine the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions. The Board or the Committee may determine the methods by which such exercise price may be paid or deemed to be paid (including, in the discretion of the Plan Administrator, a cashless exercise procedure), the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants.

(v) Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Rights in tandem therewith) shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has consented in writing to the change that will result in such disqualification. If and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(1) the Option shall not be exercisable more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(2) If the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company, its Parent or any Subsidiary are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then such Participant's Incentive Stock Option(s) or portions thereof that exceed such $100,000 limit shall be treated as Nonstatutory Stock Options (in the reverse order in which they were granted, so that the last Incentive Stock Option will be the first treated as a Nonstatutory Stock Option). This paragraph shall only apply to the extent such limitation is applicable under the Code at the time of the grant.

(vi) Repurchase Rights. The Committee and the Board shall have the discretion to grant Options that are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase any or all of those unvested shares, at either (a) the exercise price paid per share, (b) the fair market value, or (c) the lower of the exercise price paid per share and the fair market value. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

(c) Stock Appreciation Rights. The Plan Administrator is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(i) Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of stock on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Plan Administrator.

(ii) Other Terms. The Plan Administrator shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right. Stock Appreciation Rights may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Plan Administrator is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture, and other restrictions, if any, as the Plan Administrator may impose, or as otherwise provided in this Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Plan Administrator may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Plan Administrator). During the restricted period applicable to the Restricted Stock, subject to Section 10(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator at the time of the Award, upon termination of a Participant's Continuous Service during the applicable restriction period, the Participant's Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Plan Administrator shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Plan Administrator may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, that the certificates be kept with an escrow agent and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Plan Administrator may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Plan Administrator, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Stock Units. The Plan Administrator is authorized to grant Stock Units to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified time period, subject to the following terms and conditions:

(i) Award and Restrictions. Satisfaction of an Award of Stock Units shall occur upon expiration of the time period specified for such Stock Units by the Plan Administrator (or, if permitted by the Plan Administrator, as elected by the Participant). In addition, Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Plan Administrator may impose, if any, which restrictions may lapse at the expiration of the time period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Plan Administrator may determine. Stock Units may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of Shares covered by the Stock Units, or a combination thereof, as determined by the Plan Administrator at the date of grant or thereafter. Prior to satisfaction of an Award of Stock Units, an Award of Stock Units carries no voting or dividend or other rights associated with share ownership.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator, upon termination of a Participant's Continuous Service during the applicable time period thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Stock Units), the Participant's Stock Units (other than those Stock Units subject to deferral at the election of the Participant) shall be forfeited; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Stock Units.

(iii) Dividend Equivalents. Unless otherwise determined by the Plan Administrator at date of grant, any Dividend Equivalents that are granted with respect to any Award of Stock Units shall be either (A) paid with respect to such Stock Units at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Stock Units and the amount or value thereof automatically deemed reinvested in additional Stock Units, other Awards or other investment vehicles, as the Plan Administrator shall determine or permit the Participant to elect.

(f) Bonus Stock and Awards in Lieu of Obligations. The Plan Administrator is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Plan Administrator.

(g) Dividend Equivalents. The Plan Administrator is authorized to grant Dividend Equivalents to a Participant entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Plan Administrator may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Plan Administrator may specify.

(h) Other Stock-Based Awards. The Plan Administrator is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Plan Administrator to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Plan Administrator, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Related Entities or business units. The Plan Administrator shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration (including without limitation loans from the Company or a Related Entity), paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards or other property, as the Plan Administrator shall determine. The Plan Administrator shall have the discretion to grant such other Awards which are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase, at a price determined by the Administrator at the time of grant, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7. Performance Awards.

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Plan Administrator. The Plan Administrator may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Section 7(b) hereof in the case of a Performance Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award intended to qualify under Code Section 162(m), shall be exercised by the Committee as the Plan Administrator and not the Board.

(b) Performance Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise, and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 7(b).

(i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or specified Related Entities or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance Awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory; and (14) ratio of debt to stockholders' equity.

(iii) Performance Period; Timing For Establishing Performance Goals. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of up to ten (10) years, as specified by the Committee. Performance goals shall be established not later than ninety (90) days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(iv) Performance Award Pool. The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 7(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 7(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

(v) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 7(b), shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards if and to the extent required to comply with Code Section 162(m).

(d) Status of Performance Awards Under Code Section 162(m). It is the intent of the Company that Performance Awards under this Section 7 hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Sections 7(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

8. Certain Provisions Applicable to Awards or Sales.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Plan Administrator, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Plan Administrator shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity.

(b) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Plan Administrator shall determine, including, without limitation, cash, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Plan Administrator or upon occurrence of one or more specified events (in addition to a Change in Control). Installment or deferred payments may be required by the Plan Administrator (subject to Section 10(g) of the Plan) or permitted at the election of the Participant on terms and conditions established by the Plan Administrator. Payments may include, without limitation, provisions for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(c) Exemptions from Section 16(b) Liability. It is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 or Rule 16a-1(c)(3) to the extent necessary to ensure that neither the grant of any Awards to nor other transaction by a Participant who is subject to Section 16 of the Exchange Act is subject to liability under Section 16(b) thereof (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 or Rule 16a-1(c)(3) as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 or Rule 16a-1(c)(3) so that such Participant shall avoid liability under Section 16(b).

9. Change in Control; Corporate Transaction.

(a) Change in Control.

(i) The Plan Administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any Award, including upon the occurrence of a Change in Control. In addition, the Plan Administrator may provide in an Award agreement that the performance goals relating to any Performance Award will be deemed to have been met upon the occurrence of any Change in Control.

(ii) In addition to the terms of Section 9(a)(i) above, the effect of a "Change in Control," may be provided (1) in an employment, compensation, or severance agreement, if any, between the Company or any Related Entity and the Participant, relating to the Participant's employment, compensation, or severance with or from the Company or such Related Entity, or (2) in the agreement evidencing the Award.

(b) Corporate Transactions. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may either (i) assume or continue any or all Awards outstanding under the Plan, or (ii) substitute similar stock awards for outstanding Awards (it being understood that similar awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). In the event that any surviving corporation or acquiring corporation does not assume or continue any or all such outstanding Awards or substitute similar stock awards for such outstanding Awards, then with respect to Awards that have been not assumed, continued, or substituted, then such Awards shall terminate if not exercised (if applicable) at or prior to such effective time (contingent upon the effectiveness of the Corporate Transaction). The Administrator, in its discretion and without the consent of any Participant, may (but is not obligated to) either (i) accelerate the vesting of all Awards (and, if applicable, the time at which such Awards may be exercised) in full or as to some percentage of the Award to a date prior to the effective time of such Corporate Transaction as the Administrator shall determine (contingent upon the effectiveness of each Corporate Transaction) or (ii) provide for a cash payment in exchange for the termination of an Award or any portion thereof where such cash payment is equal to the Fair Market Value of the Shares that the Participant would receive if the Award were fully vested and exercised (if applicable) as of such date (less any applicable exercise price). The Administrator, in its sole discretion, shall determine whether each Award is assumed, continued, substituted, or terminated.

With respect to Restricted Stock and any other Award granted under the Plan that the Company has any reacquisition or repurchase rights, the reacquisition or repurchase rights for such Awards may be assigned by the Company to the successor of the Company (or the successor's parent company) in connection with such Corporate Transaction. In addition, the Administrator, in its discretion, may (but is not obligated to) provide that any reacquisition or repurchase rights held by the Company with respect to such Awards shall lapse in whole or in part (contingent upon the effectiveness of the Corporate Transaction).

(c) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Awards shall terminate immediately prior to the completion of such dissolution or liquidation, and shares of Commor Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder o such stock is still in Continuous Service.

10. General Provisions.

(a) Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary o advisable by the Plan Administrator, postpone the issuance or delivery of Stock or payment of other benefits under any Award unti completion of such registration or qualification of such Stock or other required action under any federal or state law, rule, o regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other Company securities are listed or quoted, or compliance with any other obligation of the Company, as the Plar Administrator, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery o Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or othe obligations. The foregoing notwithstanding, in connection with a Change in Control, the Company shall take or cause to be taker no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponemen of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on sucl issuance, delivery, or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

(b) Limits on Transferability; Beneficiaries.

(i) General. Except as provided in the Award agreement, a Participant may not assign, sell transfer, or otherwise encumber or subject to any lien any Award or other right or interest granted under this Plan, in whole or i part, other than by will or by operation of the laws of descent and distribution, and such Awards or rights that may be exercisabl shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative.

(ii) Permitted Transfer of Option. The Plan Administrator, in its sole discretion, may permit th transfer of an Option (but not an Incentive Stock Option, or any other right to purchase Stock other than an Option) as follows (A) by gift to a member of the Participant's Immediate Family or (B) by transfer by instrument to a trust providing that the Optio is to be passed to beneficiaries upon death of the Participant. For purposes of this Section 10(b)(ii), "Immediate Family" shall mea the Participant's spouse (including a former spouse subject to terms of a domestic relations order); child, stepchild, grandchild child-in-law; parent, stepparent, grandparent, parent-in-law; sibling and sibling-in-law, and shall include adoptive relationships. If a determination is made by counsel for the Company that the restrictions contained in this Section 10(b)(ii) are not required by applicable federal or state securities laws under the circumstances, then the Committee or Board, in its sole discretion, may permi the transfer of Awards (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) to one or mor Beneficiaries or other transferees during the lifetime of the Participant, which may be exercised by such transferees in accordanc with the terms of such Award, but only if and to the extent permitted by the Plan Administrator pursuant to the express terms of a Award agreement (subject to any terms and conditions which the Plan Administrator may impose thereon, and further subject to any prohibitions and restrictions on such transfers pursuant to Rule 16b-3). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Awar agreement applicable to such Participant, except as otherwise determined by the Plan Administrator, and to any additional terms an conditions deemed necessary or appropriate by the Plan Administrator.

(c) Adjustments.

(i) Adjustments to Awards. In the event that any dividend or other distribution (whether in th form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-of combination, repurchase, share exchange, liquidation, dissolution, or other similar corporate transaction or event affects the Stoc and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Plan Administrator to be appropriate, then the Plan Administrator shall, in such manner as it may deem equitable, substitute, exchange, or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 5 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price, or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Plan Administrator determines to be appropriate.

(ii) Other Adjustments. The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Code Section 162(m)) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals and performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates, and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted under Section 7(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Plan Administrator may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of stockholders or Participants. Any amendment or alteration to the Plan shall be subject to the approval of the Company's stockholders if such stockholder approval is deemed necessary and advisable by the Board. However, without the consent of an affected Participant, no such amendment, alteration, suspension, discontinuance, or termination of the Plan may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Plan Administrator may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such action may materially and adversely affect the rights of such Participant under such Award.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred Shares in accordance with the terms of an Award.

(g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligations to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Plan Administrator may specify and in accordance with applicable law.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(i) Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Plan Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the laws of the state of Arizona without giving effect to principles of conflicts of laws, and applicable federal law.

(k) Plan Effective Date and Stockholder Approval; Termination of Plan. The Plan shall become effective on the Effective Date, subject to subsequent approval within twelve (12) months of its adoption by the Board by stockholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) (if applicable) and 422, Rule 16b-3 under the Exchange Act (if applicable), applicable Nasdaq requirements, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to stockholder approval, but may not be exercised or otherwise settled in the event stockholder approval is not obtained. The Plan shall terminate no later than ten (10) years from the date of the later of (x) the Effective Date and (y) the date an increase in the number of shares reserved for issuance under the Plan is approved by the Board (so long as such increase is also approved by the stockholders).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For fiscal year ended December 31, 2007

Commission File Number 001-15069

InPlay Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**88-0308867**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

13845 North Northsight Boulevard
Scottsdale, Arizona 85260
(480) 586-3300
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State issuer's revenues for its most recent fiscal year: $11,337,784.

The aggregate market value of common stock held by non-affiliates of the registrant (9,833,151 shares) based on the closing price of the registrant's common stock as reported on the NASDAQ Capital Market on February 25, 2008 was $10,816,466. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of February 25, 2008, the issuer had outstanding 11,595,138 shares of common stock.

Documents Incorporated by Reference

None

INPLAY TECHNOLOGIES, INC.

ANNUAL REPORT ON FORM 10-KSB
Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

Statements Regarding Forward-Looking Statements

The statements contained in this report on Form 10-KSB that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, and expenses for fiscal year 2008 and thereafter; statements regarding our licensees' and customers' ability to successfully market and manufacture products using our technologies; the potential for our patented technologies in key markets; our estimation of potential revenue from and timing of production using our technologies; our ability to successfully execute on our corporate goal of leveraging our business model with additional technologies; our ability to protect our intellectual property; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no liability to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed in Item 1, "Risk Factors."

PART I

Item 1. *Description of Business*

Overview

We develop, patent and market innovative human interface devices (HIDs) for electronic products. Our current product lines include the Duraswitch® electronic pushbutton, rotary and omni-directional switch technologies and the FinePoint digital pen and dual-mode pen and touch technologies.

We maintain our executive offices at 13845 N. Northsight Boulevard, Scottsdale, Arizona 85260, and our telephone number is (480) 586-3300. Through our website at *www.inplaytechnologies.com*, we make available free of charge our annual report on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website: the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices.

Strategy

Our goal is to be a recognized leader in human interface device technologies, providing innovative, cost-effective solutions to our customers in automotive, communications, computing, consumer and industrial markets. To achieve this objective, we provide input devices that address market trends, meet our customers' needs, and enhance the end-user experience. Because our products are incorporated into larger systems such as tablet PCs, medical devices and industrial equipment, we focus our business development efforts on the original equipment manufacturers (OEMs) and original design manufacturers (ODMs) that design and manufacture these products. We also partner with technology developers and manufacturers that have complementary core competencies, thereby enabling us to quickly address technology development, design for manufacture, testing, and delivery.

History

We were founded in 1997 to commercialize our internally developed Duraswitch electronic switch technology. We have licensed this technology to a network of switch manufacturers and OEMs who market and manufacture products using our switch technologies. In some instances we may work with existing licensees or establish contract manufacturing relationships to produce products for customers that we have obtained directly. While we believe our products are suitable for a wide range of applications, we have focused our business development efforts for the Duraswitch technologies on the medical, industrial and appliance markets.

In 1999, we completed a public offering and became listed on the American Stock Exchange. Today our shares are listed for quotation on the NASDAQ Capital Market under the symbol NPLA.

In 2005, we acquired FinePoint Innovations, a developer of digital computing pen technology that enables pen input on tablet PCs, Smartphones, kiosks and point-of-sale systems. Our FinePoint computing pen and digitizer are produced through contract manufacturers, then provided to the ODM or OEM customer for integration into the final product. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We believe that we can expand our market share by offering this new digital solution as well as integrated pen-and-touch input solutions.

FinePoint Segment

Digital Computing Pen Industry

Computing pens and digitizers are used to transform human input into a digital signal that a computer or portable device can process. Products that use digitizer input include tablet or convertible PCs, personal digital assistants (PDAs), Smartphones, point-of-sale devices, kiosks, and various computer peripherals.

Our goal is to enable the development and commercialization of innovative pen computing products using our digital stream communication computing pen solution. To achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles and providing our customers various customizable solutions. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We are marketing this technology to computer OEMs and expect to expand our market share by offering enhanced product capability and a roadmap for future innovation using our technology.

Our patented FinePoint technology offers an innovative pen input solution for builders of tablet personal computers, computer peripheral products, point-of-sale terminals, and kiosks. We provide pen and digitizer assemblies to OEM customers through contract manufacturers. The assembly is then sold to the ODM or OEM customer for integration into the final product.

History of Digitizer Technology. Digitizer technology has been around for many years and continues to evolve to meet the increasing demands for higher resolution, higher accuracy, and lower power consumption.

There are two basic types of digitizer technology used today: active digitizers and passive digitizers. Both active and passive digitizers use similar components to digitize data, including the following:

- A pen, stylus, or human finger to generate input data;
- A sensor device to generate x, y analog coordinates from the input data;
- A micro controller to convert the x, y coordinates into digital data; or
- Driver software

Passive technology is used in PDAs and many vertical tablet applications today. The term "resistive" is used synonymously with the term "passive" in these applications. In a resistive digitizer all of the electronic components are contained on or beneath the surface of the contacted surface. The input device contains no electronics and can be any hard object (typically a stylus), to create the data to be input.

In a resistive digitizer, a voltage is applied to the top sheet. As the user touches the screen, the top sheet compresses the spacer dots so that the top and bottom layers are in contact. Upon contact, current flows to the four corners in proportion to the distance from the edge. The x & y position of the stylus is then calculated by the controller based on the changes in the current flows and digital coordinates are generated.

Other passive digitizing technologies used primarily in non-portable touch screen applications include capacitive, near-field imaging, acoustic wave, and infrared technology.

Electromagnetic or active digitizers utilize an input device, such as a pen, which contains some electronics external to the touched surface of the digitizing device. An active digitizer uses electromagnetic technology to transmit information about the pen's location, via the pen, to the sensor grid located behind the liquid crystal display. The controller's chipset uses this information to create digital data, including ASCII data packages, which are used by the host computer. In active pen input solutions, data communication between the pen and the digitizer is based on either analog or digital communication.

FinePoint Digital Computing Pen Technology

Our FinePoint products consist of a digitizer and digital writing pen. The pen is a cordless, active RF digital pen versus the earlier analog pen technology used with most computer-based systems. The digitizer is a complete assembly comprised of a sensor grid and integrated controller electronics with standard connectors. The pen transmits a digital signal to the digitizer which is then processed by the system.

The FinePoint 800 (MPD800) system includes a digitizer and self-powered pen. The pen is powered by a long-life battery. The self-powered pen transmits a very small constant and continuous electromagnetic signal. This signal is captured by the digitizer which is positioned behind the display of the tablet PC or video monitor to determine pen position. The pen position information is sent to the PC or host and is displayed as cursor or mouse position information.

The FinePoint 900 (MPD900) is a battery-free pen technology. Like our self-powered pen, the MPD900 is a cordless, active RF digital pen. The FinePoint digitizer behind the LCD screen powers the pen. This technology is different than other digitizer-powered analog signal pen products on the market. We believe we have designed the system to optimize power consumption from the tablet PC or convertible notebook while maintaining high accuracy, high resolution, and low noise performance.

In 2007, we introduced two platforms that enable integrated pen and touch input. Our MPRD95x system incorporates our pen technology with resistive touch input. Our MPCD97x system incorporates pen and capacitive touch technology.

FinePoint Markets

We market directly to computer OEMs and contract manufacturers. Our current target segment is manufacturers of tablet PCs, convertible notebooks, Smartphones, kiosks and point-of-sale systems. We work with contract manufacturers to manufacture our pen and digitizer product. The assembly is then provided to the ODM or OEM customer for integration into the final product.

Because of the number of potential customers, and relatively limited number of competitors in our market, we believe that personal contact and one-on-one meetings are the most effective way to sell our technologies. In addition to our in-house business development team, we have identified regions where we need to establish a significant presence and have on-the-ground support for customers and prospects. In these instances, partners represent the most cost-effective, quickest way to implement our plan.

Our FinePoint business has been dependent on one customer, Gateway, Inc. We recognized approximately \$2.4 million and \$8.2 million of revenue related to this customer in 2007 and 2006, respectively. We do not expect any significant future revenue from this customer in 2008. See "*Risk Factors – If we are unable to increase sales by gaining additional customers and design wins for our technologies, our financial condition and operations will suffer.*"

FinePoint Competitive Advantages

Our FinePoint digital pen products offer a significant advancement in performance over current analog products at a competitive cost. We believe that our digital solution offers competitive advantages including the following:

Better Accuracy. Analog communications assign a specific frequency band to each function and measure the frequency to determine what information is being transmitted from the pen. Thus, added features in an analog system will reach a limit, or bandwidth limitation. Increasing the operational bandwidth will result in a noisier system which reports position information with less fidelity. For the user, this means lower accuracy and increased jitter. Digital communication is not limited by bandwidth, thus improving the position signal fidelity (better accuracy and less jitter). We believe our digital system offers the user a true pen-and-paper experience.

Lower Cost. With our digital technology, adding features does not require additional tuning and has minimal impact on the cost of production.

Increased Feature-Enhancement Capability. Our digital technology inherently offers increased feature-enhancement capability that is not easily achieved with analog technology. For example, our FinePoint pen can be configured with a unique identification, enabling a security key or identifiers for a collaborative environment.

Memory can be incorporated into the pen much like a USB device. A host of imaginative features, previously prohibited due to limitations of analog circuitry and communication protocols, can be achieved with our digital solution.

Customization and differentiation. By offering a wide range of choices for size, design, features and functionality, we believe that we can provide our customers with the ability to produce differentiated products.

FinePoint Strategies

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our computing pen technologies' competitive advantages in order to accomplish our goal of the development and commercialization of innovative pen computing products. To achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles.

Broaden Pen-Input Capabilities Through Our Digital Roadmap. We intend to expand the functionality for pen input by introducing feature enhancements using our digital communication technology. We believe these efforts will give us a competitive advantage over other suppliers. We also believe that by expanding the uses of the pen in the user interface for tablet PCs, we can help accelerate the market opportunity for this category.

Expand Awareness of Our Technologies' Advantages. We plan to promote our technologies to achieve widespread awareness of the advantages of our digital pen solution. We are focusing our sales and marketing efforts on OEMs that currently, or plan to, manufacture tablet PCs, convertible notebooks and Smartphones as well as the contract manufacturers that serve this market. These efforts include one-on-one meetings with key decision makers at the computer OEMs and contract manufacturers, leveraging relationships with technology alliances and vendors, exposure in trade magazines, and attending trade shows.

Leverage Relationships with Target Partners. We intend to pursue strategic partnerships with contract manufacturers and component suppliers that currently, or plan to, provide products to computer OEMs. We believe we can advance the commercialization of our digital pen solution by leveraging relationships with established partners who have greater resources and established credibility in the markets that we are targeting.

Capitalize on Market Trends. We seek to capitalize on the market trend for integrated touch input capability by offering dual- and multi-mode pen and touch input solutions. We have recently launched products that include our pen technology and both resistive and capacitive touch technologies.

FinePoint Competition

We are aware of several other companies that provide active digitizer including Wacom Co. Ltd. and N-trig Inc. While these companies provide similar products to ours, their products use analog communication to send pen status and function data. We are not aware of any competitor that is offering a pen computing product using digital stream communication.

Our competitors possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.

Duraswitch Segment

Electronic Switch Industry

Electronic switches and Integrated Control Panels (ICPs) are used in a wide variety of consumer, industrial, and agricultural products, such as appliances, military equipment, airplanes, automobiles, security systems, temperature controls, point-of-sale systems, elevators, medical equipment, computers, gas pumps, beverage dispensers, gaming units, fitness equipment, consumer electronics, and commercial food preparation equipment.

We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches. These technologies include pushbutton, rotary dials, and mouse/cursor/omni-directional controls that can be used in a wide range of applications. We believe our patented technologies provide innovative solutions to the electronic switch design challenges faced by OEMs, product designers, and component suppliers.

We license to switch manufacturers and OEMs the right to produce and sell products using our technologies. We form strategic partnerships with suppliers of complementary products to further market awareness of our technologies and provide material sourcing for our licensees. By partnering with established manufacturers, we are expanding the use of our technologies by leveraging our licensees' manufacturing capabilities and customer relationships. Our goal is to expand our licensee base and the number of applications using our technologies.

History of Electronic Switches. In the last hundred years, two basic switches have dominated the market: electro-mechanical and membrane. In its simplest form, an electronic switch controls the flow of electric current: press the switch to complete the circuit and the current flows to operate a microprocessor, which, in turn, performs the desired function. Electro-mechanical switches operate by pushing, turning, or sliding a button, knob, or lever to mechanically activate a series of movable parts that will close or complete a circuit within the switch itself. Although they offer excellent tactile feedback for the user, electro-mechanical switches are bulky and mechanically complex, and can be difficult to integrate into certain ICPs.

Membrane switches consist of multiple, thin-film layers topped by an overlay with printed graphics or instructions to operate the device in which the switch is incorporated. A typical example of a membrane switch is found on most microwave oven control panels. Without tactile feedback, users may activate the switch multiple times, which could cause the opposite effect of what the user intended. To solve the feedback response problem, membrane switch manufacturers typically have offered a "beep" sound, light, or status icon on a display to inform the user when the switch has been activated. However, this solution increases the cost, complexity, and size of the product to which it is added, thus decreasing the advantages of a membrane switch over an electro-mechanical switch.

The second option to overcome the feedback response problem is to incorporate a metal, rubber, or plastic dome as part of the membrane switch. When pressed by a user, the center of the dome will invert and contact the circuit on the membrane layer beneath it. Domed membrane switches are prone to failure due to material fatigue, are much less reliable than membrane switches without domes, and require inconsistent amounts of force to be activated. These limitations have frustrated users and increased the cost and design complexity, while decreasing the reliability, of the switch.

Duraswitch Electronic Switch Technologies

We have a number of switch applications based on our patented magnetic-based technologies. We have licensed the PushGate®, thiNcoder® and MagnaMouse™ to our licensees. Licensees are charged separately for any licensed components they purchase from us. Fees for additional technologies will be determined upon release.

The Duraswitch PushGate®. A flat panel Duraswitch PushGate pushbutton switch consists of up to five bonded micro-thin layers of material, which collectively measure less than 1/10th of an inch. The top layer of the switch is printed with a graphical overlay that indicates which buttons must be pressed to activate a desired function, such as the "on," "defrost," and "cook" buttons on a microwave oven. Below the top layer is a thin, flexible layer of permanent magnetic material. Below the magnetic layer is spacer material containing a hole through which a patented metal disc is pushed. The disc has a small, raised, off-center button that is pushed by the user through the surface of the switch. A flexible circuit or printed circuit board is located at the bottom of the switch. When the button is pressed, the disc separates from the magnet and the underside of the disc completes the circuit by touching the contacts located on the printed circuit. When the button is released, the magnet pulls the disc away from the switch contacts into its resting position, and the circuit is broken. This magnetic-based design produces a consistent tactile feedback response to the user each time the switch is activated.

The PushGate can be designed, as described above, in a flat panel construction using a graphical overlay, or used as switching mechanism under a custom keycap or housing.

We have introduced a number of enhancements to our core PushGate technology including:

- PushGate Island construction which reduces the number of material layers and allows for the switching element of the PushGate to be fabricated as a freestanding subassembly that can be easily inserted into a foam layer, thereby simplifying the manufacturing process and reduces cost;
- Unique constructions that provide distinct advantages in certain applications including the Large-Key PushGate, High-Impact PushGate, Tact Switch, Extreme Temperature/Altitude PushGate, Peel-and-Place PushGate, and Normally Closed-Normally Open design incorporating PushGate technology.

The Duraswitch thiNcoder®. The Duraswitch thiNcoder resembles a typical volume control knob on a car radio or a selector knob on a washing machine, except that unlike an electro-mechanical rotary switch, our switch is integrated on a flex-circuit. The entire assembly can be less than 1/10th of an inch thick below the overlay. The Duraswitch thiNcoder consists of a rotary knob containing embedded magnets all fastened to a flat surface. The top of the surface displays instructions for the user. The bottom of the surface seals a circular space below the magnet containing small gold-plated balls. Between the magnets and the gold-plated balls are printed electronic circuits, which are activated through contact with the gold-plated balls. When the user turns the knob, the magnet within the rotary knob causes the gold-plated balls to rotate within their circular space. As the balls roll across the flex-circuit membrane, they close or open the circuit and convey the user's instructions to the device. The design of the Duraswitch thiNcoder also allows for a tactile feedback response to the user, such that the user can feel each "click" as the knob is turned. The thiNcoder has been used for medical devices, agricultural equipment, and industrial controls. The thiNcoder can also be designed as a 5-bit encoder for applications that require a large number of selector positions such as an appliance.

In 2006, we added a pushbutton encoder to our thiNcoder rotary switch product line. This technology offers a pushbutton selector function in one simple switch that is easily incorporated into a membrane switch panel or utilized as a discrete switch.

The Duraswitch MagnaMouse. The Duraswitch MagnaMouse is an omni-directional switch that works by using a disc-shaped actuator held by magnetic attraction. Pushing on the switch surface or any custom designed key cap closes the contact and actuates the MagnaMouse. Electrodes are arranged to produce different outputs when contacted in different locations. The MagnaMouse allows for the integration of cursor control devices into ultra-thin, durable control panels, and as a highly reliable actuator under joystick controls. Additionally, the MagnaMouse can be used as a flat-panel rotary switch replacement. As a rotary replacement, the user moves his finger in a circular motion on the flat or embossed overlay. MagnaMouse functions by using an armature, held in place by a magnet in the resting position, and released when pressure is applied. The armature returns to the magnet when released. In addition to solving problems associated with lost or broken knob controls, eliminating the typical rotary switch knob saves cost and space. MagnaMouse is thin (less than 0.080") and can be mounted on a flex circuit.

The Duraswitch PushFlex. The Duraswitch PushFlex technology combines a commonly available magnet sheet and a magnetically receptive actuating layer to create a unique switch construction. The actuating layer is a slotted flat configuration that aligns to holes cut in the magnetic layer. Together, these layers form a web of switches. PushFlex offers an alternative to both domes and conductive rubber keypads. The web configuration eliminates the need for individual placement of domes, keeping assembly costs down. The entire tooling, sourcing, and molding process for conductive rubber keypads is eliminated. Because PushFlex offers a compelling cost-per-key value proposition, development of the technology has been aimed at applications using numerous pushbuttons like a typical keyboard.

Duraswitch Markets

Our success depends in part on our licensees' ability to incorporate our technologies into OEM's designs and products in key industry segments. As a result, we have licensed various custom and turnkey switch manufacturers to produce switches for devices in a wide variety of industries. Some of the key industries in which our licensees operate include the following: elevator, beverage dispensing, energy management, test and measurement, medical, point-of-sale, appliance, vending machine, gaming, recreational marine, industrial automation, health and fitness, restaurant equipment, gas pump, mass transit, computer, lighting and sound, aerospace, and industrial controls.

Our existing Duraswitch licensees and their sales representatives are an extension of our marketing effort as they sell our technologies to their customers. We provide direct support by attending sales calls and with one-on-one design reviews and conference calls. We also provide generalized support and training to keep licensees abreast of technology developments, improvements in processes, and sales tools. To communicate this, we have created a licensee-only section on our website that includes the following:

- *Click:* an e-newsletter highlighting engineering, manufacturing, and procurement updates;
- *The Report:* an e-newsletter with sales tips, licensee success stories, and technology updates;
- web cast training: interactive presentations on Duraswitch technologies given multiple times to accommodate various time zones, and also archived;
- online training manuals: complete design and manufacturing manuals for our technologies available online to ensure updates and enhancements are available immediately;
- sales presentations, marketing literature, images, and logos available for licensees to download and integrate with their own branded sales materials; and
- strategic technology partner contacts for procurement and support for complementary products that our licensees often use when manufacturing our technologies.

We are also able to negotiate with vendors who provide magnets, adhesives, and other materials used in the manufacture of our technologies to provide our licensees with preferred pricing.

Duraswitch Electronic Switch Competitive Advantages

The keys to our technologies are simplicity of design and reliance on magnetic force, rather than mechanical parts or the elastic properties of materials, to operate a switch. Based on our experience and available research in the electronic switch and ICP industries, we believe our technologies offer several competitive advantages compared to switches and ICPs using traditional electro-mechanical or membrane switch technologies, including the following:

Significantly Greater Durability and Reliability. Our technologies rely on a magnetic-based design with few moving parts and virtually no risk of stress, fatigue, or potential breaking points. By eliminating or reducing the mechanical complexity and precision required by traditional technologies, we believe switches made with our technologies are significantly more durable and reliable than traditional electro-mechanical and membrane switches. Multiple samples of new PushGate switch designs routinely successfully complete durability tests of between 3 and 50 million activations. We believe these test results support our belief in the reliability and durability of products manufactured using our PushGate technologies.

Inherent Feedback Response. Membrane switches and some electro-mechanical switches require additional cues such as beeps, lights, or status icons to artificially provide feedback to the user, which increases the complexity and total cost of the switch. Our PushGate design consistently produces a distinctive "click" each time the user activates our switch and eliminates the costs associated with additional cues.

Ease of Integration in Slim Profile, Environmentally Sealed Design. Because switches produced using our technologies use a thin, multiple layer design that incorporates a flexible circuit rather than bulky mechanical parts, they are easily integrated into flat panel/slim profile products currently desired by the market. This design also eliminates the need to breach the surface of the ICP, enabling our ICPs to be easily sealed, cleaned, disinfected, and protected from harsh environmental conditions.

Value Engineering Alternative. We believe switches produced using our technologies offer a better overall value compared to switches using traditional technologies. The integration attributes of our technologies allow for a complete value engineering alternative to switch panel designs, which can allow for cost reductions in various components and manufacturing processes. In addition, devices using our switches are more durable and reliable than electro-mechanical switches and are therefore less costly to maintain.

Increased Design Capabilities. Our technologies inherently enable various designs that are not easily achieved with traditional technologies. For example, our PushGate pushbutton switch can be designed for large or odd shaped buttons using one actuator, to withstand high impact, extreme temperature and altitude, and for dual output and normally closed designs.

Duraswitch Electronic Switch Technology Strategies

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our patented technologies' competitive advantages in order to make our technologies standard in the industry. We intend to pursue this strategy by marketing our technologies' advantages and broaden market awareness within our target industries. We are focusing our sales and marketing efforts on our licensing program and will work together with licensees and technology partners to develop further these technologies for specific commercial applications as it makes economic sense.

Increase Market Awareness of Our Patented Technological Advantages. We plan to promote our patented technologies and design expertise to achieve widespread market awareness of our technologies' advantages. Our promotional efforts will target design engineers and purchasing managers, whom we believe are the primary decision makers within the switch-purchasing market. These efforts will include increasing exposure in trade magazines, increasing traffic to our website, participating actively in vendor-sponsored seminars for design engineers, and promoting our technologies in the trade media. We believe that promoting our success and our licensees' successes in providing custom-designed solutions for a number of high-profile companies will further enhance market awareness of our technologies and their unique competitive advantages.

License Switch Manufacturers and OEMs. We plan to continue to offer to license our technologies to switch manufacturers, turnkey manufacturers, and OEMs as a product extension and a market differentiation. We intend to target manufacturers in countries where we currently have little or no representation, as well as manufacturers and OEMs who directly manufacture for, or have key customers in, our target markets. When targeting OEMs, we offer to license directly, license preferred manufacturers, or provide information on currently licensed manufacturers. We believe this flexible approach and the simplified requirement of our license agreements, whereby a non-exclusive licensee pays us per-switch royalties for use of our technologies, reduces barriers common to traditional licensing models that often require significant up-front fees to gain access and charge royalties on a percentage-of-sales basis.

Provide Training, Design Engineering, and Marketing Support. We plan to provide engineering and sales training at our licensees' facilities, quarterly sales training in various locations across North America and Europe as well as webcast training on engineering updates and sales strategies for our technologies. We believe we add value to our licensees' efforts by offering design reviews for new projects and by offering direct access to online design manuals. We will continue to expand our lead generation efforts to drive potential business to our licensees through e-mail and direct marketing campaigns. We plan to continue to enhance communications of our technology updates and sales techniques in order to support our licensees.

Target Key Industries with Potential for High-Volume Applications. We intend to continue to market the advantages of our patented technologies to high-volume OEMs in our key markets, including appliance, medical, and industrial controls. We believe that we have developed the technologies that meet the needs of these industries and can educate OEMs on the benefits of utilizing our technologies in future designs. In marketing directly to OEMs, we plan to be a source for design ideas by educating engineers on the benefits our technologies offer. We promote the solutions our technologies have provided for similar industries. We offer a flexible approach whereby we can produce products by working directly with the OEM, working with a contract manufacturer or working with a licensed manufacturer. We will also support our licensees' sales efforts through sales calls and engineering support.

Duraswitch Competition

We believe that the primary competitors for our licensed electronic switch technologies are manufacturers of electro-mechanical and dome membrane switches. Many of these manufacturers have established products, broad brand and name recognition, and significantly greater resources than we do. Our strategy has not been to compete directly with these manufacturers, but to offer to license them our switch technologies. If these manufacturers, as licensees, incorporate our technology into their switches, we will have converted our competitors into business partners and Duraswitch technology advocates.

While a licensing business model fosters cooperation, switch manufacturers may not adopt Duraswitch's technologies. In particular, manufacturers may be reluctant to alter current designs or have other long-standing relationships that may affect the manufacturers' decision to use one technology over another, even if our technologies offer additional benefits.

We expect to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors may possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.

Intellectual Property

Our success also depends in part on maintaining and protecting our proprietary technologies. As a result, we have adopted an intellectual property protection policy designed to deter and stop infringement. To deter infringement, we file United States and foreign patents for relevant material technological advances and warn against potential infringement by posting patent numbers on our products, packaging, and published materials. Examples of these materials include our website, brochures, advertisements, and some technology samples. We have not had to become involved in infringement litigation to protect our intellectual property, however, we intend to prosecute litigation against infringers if necessary.

To protect our trade secrets and other intellectual property, we also require our employees, contract workers, consultants, advisors, and collaborators to enter into confidentiality agreements, that prohibit the disclosure of proprietary information to third parties or the use of our proprietary information for commercial purposes. Our technical and sales employees also must agree to disclose and assign to us all methods, improvements, modifications, developments, discoveries, and inventions conceived or developed on the job, using our property, or relating to our business. As of December 31, 2007, we had approximately $1.2 million of capitalized costs related to patents, net of accumulated amortization.

As of December 31, 2007, we held 22 United States patents and 17 foreign patents for the Duraswitch technologies and seven United States patents and one foreign patent for the FinePoint technologies. We also have patent applications pending in the United States, as well as a number of countries in Asia and Europe.

We have registered the following trademarks with the United States Patent and Trademark Office: "InPlay Technologies®," "Duraswitch®," "Duraswitch" as a stylized word with a unique "D," "The World is Switching®," "PushGate®," "thiNcoder®," and "MagicPoint®."

Research, Development, and Commercial Application Engineering

We have 15 people in our research, development, and commercial application engineering department who focus on supporting our licensees, ODMs and OEM customers in the design and implementation of products using our technologies. These efforts include technology enhancements, value engineering, engineering manuals, design reviews, and on-site training and manufacturing support.

We have developed a portfolio of patented and patent-pending technologies that meet the needs of our Duraswitch licensees, their customers, and our target markets. Since 2003, we focused our engineering efforts on the commercialization of these technologies through our licensees.

In 2005, we acquired FinePoint Innovations and the MagicPoint digital computing pen technology. Our engineering efforts for our FinePoint technology have been focused on continued technology development, software enhancements, RoHS compliance, and customer support. Our research, development, and commercial application engineering department will continue to adapt our technologies as needed for commercialization through our licensees and OEM customers. We plan to file patents for any unique technology enhancements or developments.

During 2007 and 2006, we spent $2,280,914 and $1,351,272, respectively, on research, development, and commercial application engineering efforts. We expect that future research, development and commercial application engineering expenses will fluctuate depending on engineering need to support additional OEM customers.

Employees

As of March 24, 2008, we had 28 employees. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be good.

Risk Factors

If we are unable to increase sales by gaining additional customers and design wins for our technologies, our financial condition and operations will suffer.

Our success is significantly dependent on our ability to win new customers and volume orders for our technologies. During 2007, we were dependent on Gateway, Inc. for 21% of our total revenue and our Delphi licensing claim settlement accounted for 67% of our revenue. At this time we do not expect any material future revenue from either of these customers. Therefore, we expect a significant decline in revenue until we are able to win new business and begin production of our technologies for new product designs. We are marketing our technologies to several additional OEMs and ODMs, but there can be no assurance that we will be successful in obtaining any new business. Additionally, revenue and margins from new design wins may not be sufficient to cover our expenses and generate profits. Other risks that we face in obtaining new customers and driving revenue growth, include:

- the lengthy process and costs associated with building relationships with potential customers;
- our ability to meet the demands of these customers in regard to manufacturing, volumes, cost, quality and timing;
- challenges in persuading customers to displace current products and suppliers, even if we are able to provide a compelling value proposition; and
- technical challenges which may or may not be related to components supplied by us.

Even if our technologies do gain widespread adoption, the timing and amount of product sales or licensing revenue that we receive will depend on whether end products incorporating our technologies achieve widespread acceptance and how quickly that adoption occurs.

As a result of our history of operating losses, loss of two major customers and other factors, our auditors have raised substantial doubt about our ability to continue as a going concern.

We have experienced significant operating losses since our inception. Our revenue during 2007 was dependant on two customers and we do not expect to receive any future material revenue from those customers. We expect to continue committing substantial resources to the establishment and support of new Duraswitch and FinePoint customer relationships and expanding our market share for our technologies. We are unable to estimate accurately future revenue based upon historical performance and we cannot assure you if and when we will sustain profitability. We have minimal financial resources, and our cash flow from operating activities continues to be insufficient to meet our operating needs and other payment obligations. As a result of these factors, among others, our independent public accountants have raised substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary as a result of this uncertainty. As a result of receiving this opinion from our independent public accountants, we may experience possible adverse effects from our customers, on our creditworthiness, or on investor confidence, any of which may have a material adverse effect on our business and the trading price of our common stock. Our ability to continue as a going concern depends upon our ability to obtain additional financing, our success of regaining customers for our technologies, as well as our ability to improve our liquidity, whether through cash generated by operations or through the issuance of debt or equity.

We may be unable to raise required cash to fund the business plan and net working capital requirements on a go forward basis.

We believe we will require additional capital in the future to fund our operations, including to:

- further develop our integrated digital pen-and-touch technology;
- increase our patent coverage and protect our intellectual property rights;
- fund development of customer-specific product designs; and
- fund marketing and long-term business development.

The ability of our company to continue depends upon generating sufficient cash flow to conduct operations and fund growth. As part of our business plan, we form strategic partnerships with developers and manufacturers, who may require additional investments from us. As our working capital requirements could increase depending on our business plan and operating results, we may be required to obtain additional capital and financing through either debt or equity offerings to meet our objectives. If required, our ability to obtain additional financing from other sources depends on many factors beyond our control, including the state of the capital markets, debt markets and the prospects for our business. The necessary additional financing may not be available to us on acceptable terms or may be available only on terms that could result in dilution to the current owners of our common stock or reduce the scope of or cease operations.

We may fail to meet expectations because our net sales, gross profit and cash flow will fluctuate from period to period.

Our operating results have varied in the past and will likely continue to fluctuate. In connection with our business, a wide array of factors could cause our net sales, gross profits and cash flow to fluctuate in the future from period to period. In addition to other factors mentioned in this report, primary factors that might affect our results of operations in this regard include the following:

- our ability to adjust expenses for any particular quarter in response to changes in net sales because a substantial component of our operating expenses are fixed costs;
- any change in the mix of products that we provide will impact our net sales and gross profit depending on whether the sales are licensed components, which result in lower sales prices but higher gross profit, or contract-manufactured products, which result in higher net sales and lower gross profit;
- the cyclical nature of some of the markets in which we serve;
- the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;
- expenses associated with acquisitions; or
- general economic conditions.

As a result of any of these or other factors, we could fail to achieve our expectations as to future net sales, gross profit, and cash flow. Any downward fluctuation or failure to meet expectations will likely adversely affect the trading price of our common stock. Due to the foregoing factors, it is likely that in some future periods our operating results will be below the expectations of public market analysts and investors and, as a result, the market price of our common stock may decline.

We have a lengthy sales cycle, which increases the likelihood that our quarterly net sales will fluctuate and which may, in turn, adversely affect the trading price of our common stock.

Due to the complexity of our technologies, our customers perform, and require us to perform, extensive process and product evaluation and testing, which results in a lengthy sales cycle. Our sales cycles often last for several months, and may last for up to six months or more. As a result of this lengthy sales cycle, our net sales and operating results may vary unpredictably from period to period. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in operating results from quarter to quarter that are unrelated to the long-term trends in our business. This lack of predictability and variability in our results could adversely affect the market price of our common stock in particular periods.

Our customers may cancel orders, change production quantities, or delay production at any time, any of which could materially reduce our net sales and operating results.

We generally do not receive firm, long-term purchase commitments from our OEM customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. At times, our customers' industries experience significant decreases in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than originally anticipated. Cancellations, reductions, or delays by a significant customer or by a group of customers would seriously harm our results of operations for a period by reducing our net sales in that period. In addition, because many of our costs and operating expenses are fixed, a reduction in customer demand could harm our gross profit and operating income.

We depend on limited suppliers for certain critical raw materials. Our inability to obtain sufficient raw materials at favorable prices could increase our prices or otherwise harm our business.

Our products require raw materials that must meet exacting standards. The most significant raw materials that we purchase are ASICs (Application-Specific Integrated Circuits) and electro-magnetic shields. Shortages of raw materials may occur when there is a strong demand for these materials. A major decline in a supplier's financial condition could also affect our ability to obtain raw materials.

We rely heavily on our ability to maintain access to steady sources of these raw materials at favorable prices. We are currently highly dependent on several manufacturers for the raw materials used in our products. We do not have specific long-term contractual arrangements, but we believe we are on good terms with our suppliers. We cannot be certain that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our supply of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries of our products to our customers. In addition, our gross profits could suffer if the prices for raw materials increase.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation, and our business. Product liability or warranty claims could be time-consuming and costly.

Notwithstanding the testing that we perform on our products, defects could be found in our existing or new products. These defects could result in product liability or warranty claims. In addition, any defects found in our products could result in a loss of net sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs, and increased service costs, any of which could discourage customers from purchasing our products. Additionally, defects in our products could result in financial or other damages to our customers, cause us to incur significant warranty and repair costs, and divert our resources from other product development efforts. Our customers could also seek and obtain damages from us. Even if unsuccessful, a product liability claim brought against us could be time-consuming and costly to defend and could harm our business. Although we maintain a warranty reserve, we cannot be certain that this reserve will be sufficient to cover our warranty or other expenses that could arise in the future as a result of defects found in our products.

We rely on our customers to design, market and sell end products using our technologies and our operating results could be harmed if these products are unsuccessful or markets in which we sell our products do not grow.

We sell technologies that provide human interface solutions for products that other companies design, manufacture and sell. We receive revenue from the sale of components, but have little or no influence over the quality, promotion, distribution and pricing of the end product incorporating our technologies. Products using our technologies may not be brought to market or achieve commercial acceptance.

Additionally our long-term success depends in part on the continued growth of various market sectors that use our products, including the following:

- computers and computer-related products, specifically tablet PC and convertible notebooks;

- medical electronics and equipment; and
- industrial controls.

Slow growth in these markets in which we sell our products could limit our sales, adversely affecting our business, financial condition, and results of operations.

Downturns in the industries in which we operate could reduce the value of our inventories and cause a reduction in our profits.

In the past, we have experienced reductions in the value of our inventories due to unexpected demand declines. Such declines have caused us to write down inventory, which greatly reduced our profit for the given period. If any of the markets in which our customers operate suffers a decline, we may be forced to write down existing inventory, which would adversely affect our results of operations.

We use manufacturing resources in Asia, which limits our control of the manufacturing process.

We outsource some of our manufacturing requirements to strategic partners in Asia. Outsourcing, particularly with international manufacturers, carries certain risks, including:

- the outsourcing contractors' ability to manufacture products that meet our technical specifications and that have minimal defects;
- the outsourcing contractors' ability to honor product warranties;
- the financial solvency, labor concerns, and general business condition of our outsourcing contractors;
- unexpected changes in and the burdens and costs of compliance with a variety of foreign laws and regulatory requirements;
- increased chances of our intellectual property being infringed as a result of the failure of foreign governments to enforce the protection of intellectual property rights;
- political and economic instability in overseas locations; and
- global health related matters, such as SARS, Avian Flu, and other health concerns.

If we are unable to protect our intellectual property, or if we are found to have infringed third party intellectual property rights, our financial condition and future prospects could be materially harmed.

Our success depends in part on our ability to maintain and protect the proprietary aspects of our technologies and products. We rely on a combination of patents and trade secret protection for most of our proprietary technology, in part through confidentiality agreements with our employees, consultants, and third parties. If any of these agreements are found to be unenforceable, we may be unable to adequately protect our technology. If any of these agreements are breached, especially by companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets.

It is possible that pending patent applications may not result in the issuance of patents. Additionally, our issued patents may be challenged, invalidated or circumvented and claims may not be sufficient to provide meaningful protection. The laws of certain territories in which we develop, manufacture, or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States. We intend to enforce our intellectual property rights. Litigation brought to protect or enforce our intellectual property rights could be time-consuming and costly and could result in the impairment or loss of some of our intellectual property.

While we are currently not aware of any claims against us for the infringement of intellectual property rights, any such claim could cause product shipment delays, divert the efforts of our technical and management personnel and require us to spend significant resources to develop or otherwise obtain non-infringing technology. Any successful claim against us would likely require us to pay substantial damages or cease the use and sale of infringing products, or both. In addition, it is possible that our customers may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others.

We are subject to litigation risks.

From time to time we may be subject to legal claims, with and without merit. We are involved in various claims and legal actions arising from the ordinary course of business including those with customers and suppliers and those involving employment matters. We believe it is unlikely that these claims will have a material adverse effect on our financial position or results of operations. Regardless of their validity, such claims may divert management attention and have substantial defense expenses or settlement costs. Due to the inherent uncertainty of the litigation process, we cannot predict the resolution of any particular claim and its ultimate impact on our business and financial condition.

Our business depends upon retaining key personnel and attracting new employees.

Our success depends to a significant degree upon the continued contributions of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. We do not have any employment contracts in place with any of our current executive officers. We currently do not maintain any key person life insurance. To manage our operations effectively, we may need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production, sales, accounting and finance. We may have difficulty recruiting these employees or integrating them into our business.

We face risks related to rapidly changing technology.

Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for electronic components. We may encounter additional challenges as we expand our intellectual property portfolio into new markets. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing, and successfully marketing new technologies as they emerge. We work with our licensees and OEM customers to design solutions specific to their needs and the needs of their customers.

If we fail to develop, introduce, and sell new products our operating results could be adversely affected.

Our success will depend in part on the commercial acceptance of our patented technology portfolio and our ability to license those patents or sell our products to companies with the ability to incorporate the technologies in a wide range of products. To be accepted, our technologies must meet the expectations of our potential customers.

The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, design, develop, manufacture, market, and sell technologies and products that meet our customers' changing needs, and successfully anticipate or respond to technological changes on a cost effective and timely basis. Our sales will be reduced, either through loss of business to our competitors or discontinuance of our products in the market, if any of the following occur:

- we fail to complete and introduce new technology designs in a timely manner;
- we are unable to design and manufacture products according to the requirements of our customers;
- our customers do not successfully introduce new systems or products incorporating our technologies;
- market demand for our technologies does not develop as anticipated;
- we are unable to obtain raw materials in a timely manner or at favorable prices; or
- we are unable to maintain pricing to sustain or grow our gross margins.

In particular, sales of our FinePoint technology have been primarily to one customer, Gateway, Inc. If we are not able to obtain additional customers or if our competitors are successful in developing new products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire alternative technology that is more competitive, we may not be able to grow our business. If we are unable to design, develop, manufacture, market, and sell new products successfully, we will lose business.

Our goodwill may become impaired in the future.

We have goodwill resulting from our acquisitions. At least annually, we evaluate this goodwill for impairment based on the fair value of the related reporting units. This estimated fair value could change if there were future changes in our capital structure, cost of debt, interest rates, capital expenditure levels, ability to perform at levels that were forecasted, or a permanent change to the market capitalization of our company. These changes may in the future, result in an impairment that would require a material non-cash charge to our results of operations. Our annual review of goodwill as of December 31, 2007 did not result in any impairment.

We have made and may make other acquisitions and cannot assure you that any potential acquisition will be successful.

We are looking for strategic opportunities to grow and diversify our product offerings through acquisitions. There can be no assurance that we will be successful in identifying appropriate acquisition candidates or integrating products and operations with any such candidates that we may acquire. Any such acquisitions could involve the dilutive issuance of equity securities or the incurrence of debt. In addition, acquisitions may involve numerous additional risks, including the following:

- difficulties integrating the operations and personnel of acquired companies;
- exposure to unanticipated liabilities of an acquired company;
- the risk of entering into markets or producing products where we have limited or no experience, including the integration of the purchased technologies and products with our technologies and products;
- the diversion of the attention of our management team from other business concerns;
- the recording of goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
- potential loss of key customers or employees of acquired companies;
- significant expenditures to consummate acquisitions and additional resources required to fund operations of acquired companies;
- difficulties in meeting applicable regulatory requirements; and
- our ability to assess, integrate, and implement internal controls of an acquired company in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Even when an acquired company has already developed and marketed products, there can be no assurance that the technologies or products will continue to be successful, that technology enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to the acquired company or its technologies.

Our international business activities subject us to risks that could reduce the demand for our products and increase our operating expenses.

During 2007 and 2006, net revenue from international customers represented 24% and 89% of our total net revenue, respectively. We have been marketing our technologies to international customers and expect that net revenue from international licensees will increase in future years. To date, all of our revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

- different technology standards and design requirements;
- longer payment cycles for and greater difficulties collecting accounts receivable;
- fluctuations in currency exchange rates;
- nationalization, expropriation, and limitations on repatriation of cash;
- social, economic, banking, and political risks;
- taxation;

- changes in U.S. laws and policies affecting trade, foreign investment and loans; and
- changes in enforcement of laws protecting intellectual property.

Our stock price has been volatile.

The price of our common stock fluctuates significantly. The trading price of our common stock could be subject to wide fluctuations in response to:

- establishment, growth or loss of licensee or customer relationships;
- timing of introductions, production, and sales cycles of new products by our licensees or customers incorporating our technologies in their products, which is at their discretion;
- future announcements concerning our company, our competitors or our principal customers, such as quarterly operating results, adjustments to previously reported results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations, or litigation;
- sales or purchase of common stock by our officers, directors, and other insiders;
- investor perceptions concerning the prospects of our business;
- market reaction to acquisitions, joint ventures, or strategic investments announced by us or our competitors;
- the liquidity within the market of our common stock;
- market conditions and investor sentiment affecting market prices of equity securities of high technology companies or small cap companies;
- general economic, political, and market conditions, such as recessions or international currency fluctuations;
- lawsuits filed against us; and
- compliance with the Sarbanes-Oxley Act.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business and stock price.

If we fail to maintain adequate internal controls, as standards are amended or supplemented, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to maintain an effective system of internal control could harm stockholder and business confidence in our financial reporting and have an adverse effect on our business and stock price.

Rights to acquire shares of common stock could result in dilution to other holders of common stock.

As of December 31, 2007, we had outstanding options to purchase 1,775,873 shares of common stock under our stock option plans at a weighted average exercise price of $5.73 per share and we had outstanding warrants to purchase 509,091 shares of common stock at a weighted average exercise price of $3.64 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans. We have also filed a registration statement to register the resale of shares issuable upon exercise of the outstanding warrants. As a result, the underlying shares will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. The existence of such stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the holders of these securities can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such securities.

Certain provisions of our certificate of incorporation, granting our board of director's broad discretion to issue shares of preferred stock, may adversely affect rights of common stockholders.

Our board of directors may, without further action by our common stockholders, from time to time, issue shares of our authorized but unissued preferred stock, and determine the rights, preferences, and limitations of each series of preferred stock. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with dividend, liquidation, voting, conversion, and other rights superior to the rights of our common stockholders. Satisfaction of any dividend preferences of our outstanding redeemable preferred stock and future issuances of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of our company before any payment to our common stockholders. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer, or proxy contest or the assumption of control by a holder of a large block of our securities more difficult. Any issuances of our preferred stock thus may have a material adverse effect on rights of common stockholders.

Item 2. *Description of Property*

Our principal facilities are located in Scottsdale, Arizona, where we presently lease 9,385 square feet of office space in a building located at 13845 North Northsight Boulevard. Our lease terminates in September 2012. We believe our current facilities will be sufficient for our operational purposes for the foreseeable future and any additional facilities needed thereafter will be available on commercially reasonable terms.

Item 3. *Legal Proceedings*

The Company is involved in various claims and legal actions arising from the ordinary course of business. There are currently no such pending proceedings to which we are a party that we believe will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

In May 2007, Stephen Caldwell, the former president of FinePoint Innovations, Inc. filed a Demand for Arbitration with the American Arbitration Association alleging various claims against InPlay. He alleged that InPlay terminated his employment in violation of his employment agreement, and that InPlay breached the terms of a 2005 Merger Agreement between InPlay, FinePoint, and him, for which he sought compensatory and other damages. In March 2008, pending final documentation, the Company entered into a Settlement and Release of Claims Agreement whereby the Company will pay a cash settlement of $330,000 to resolve all of Mr. Caldwell's claims and dismiss his case in its entirety.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. ***Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities***

Our common stock has been listed on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market) under the symbol "NPLA" since June 2005. Prior to that time, our common stock was listed on the NASDAQ SmallCap Market or the NASDAQ National Market under the symbol "DSWT." The following table sets forth high and low sales prices of the common stock for each calendar quarter indicated as reported on the NASDAQ National Market or NASDAQ Capital Market, as applicable.

	High	Low
Year Ended December 31, 2006		
First Quarter	$ 3.82	$ 2.25
Second Quarter	3.00	2.18
Third Quarter	2.75	1.15
Fourth Quarter	1.90	1.13
Year Ended December 31, 2007		
First Quarter	$ 2.20	$ 1.07
Second Quarter	2.43	0.80
Third Quarter	3.50	0.86
Fourth Quarter	2.45	1.10

As of February 25, 2008, the closing price of our common stock on the NASDAQ Capital Market was $1.10, and there were approximately 200 holders of record of our common stock. We believe that our common stock is held by approximately 1,800 beneficial holders.

Dividend Policy

We have never declared any cash dividends on our common stock since we currently intend to retain any future earnings to finance future growth. We do not intend to declare any dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,775,873	$ 5.73	163,244
Equity Compensation Plans Not Approved by Stockholders	509,091 (1)	$ 3.64	-
Total	2,284,964	$ 5.27	163,244

(1) Issuance of warrants in connection with the December 2005 private placement of 1,272,728 shares.

Item 6. ***Management's Discussion and Analysis***

Overview

We develop and market innovative human interface devices (HID) for electronic products. Our current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the FinePoint digital computing pen and dual-mode pen and touch technologies.

We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.

As of March 21, 2008, we had 31 licensees of our switch technologies, foreign and domestic.

During September 2005, we acquired FinePoint Innovations, a developer of digital computing pen technology. We are marketing the MagicPoint digitizer and pen products developed by FinePoint to manufacturers of convertible notebooks and tablet PCs. We believe our digital pen technology offers significant advantages over the current analog products.

We anticipate that revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on our licensees' and our customers' ability to market, produce, and ship products that incorporate our technologies During 2007, we were dependent on Gateway, Inc. for 21% of our total revenue and our Delphi licensing claim settlement accounted for 67% of our revenue. We do not expect any material future revenue from either of these customers. We believe that the amount of revenue for any period is not necessarily indicative of results for any future period.

Our research, development, and commercial application engineering expenses are comprised mainly of personnel, occupancy costs, and engineering supplies. Our selling, general and administrative expenses are comprised mainly of personnel costs, legal and accounting fees, depreciation, insurance, and occupancy costs.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition. Our FinePoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Generally, all of these conditions are met at the time we deliver products to customers.

Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. During 2007, the Company recognized $7.6 million of revenue related to a final settlement through the bankruptcy court on the minimum license requirement on the Delphi licensing agreement.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured.

Inventory Valuation. Our inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components, and finished goods which are primarily pens and digitizers that are in transit to the customer. We record inventories at the lower of cost or market value, determined using the first-in, first-out method. Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the 2005 acquisition of FinePoint Innovations and the 1998 acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill and other intangible assets for impairment at least annually, in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use present value and market value techniques to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, we performed our annual impairment test in December 2007 and found no impairment in our existing goodwill balances. In December 2007, we considered the significant changes that occurred in our two business units as part of our impairment analysis.

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents our best estimate, as of December 31, 2007, of the amount of such deferred tax assets that, more likely than not, will be realized. As a result of this estimate, as of December 31, 2007 we have reduced the entire deferred tax asset by the valuation allowance.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Net Revenue. The following table summarizes our net revenue:

	Year ended December 31,		Increase (Decrease)	
	2007	2006	Amount	Percent
FinePoint	$ 2,714,579	$ 8,638,519	$(5,923,940)	(69%)
Duraswitch - Delphi	7,631,250	-	7,631,250	-
Duraswitch - Other	991,955	853,643	138,312	16%
Total net revenue	$ 11,337,784	$ 9,492,162	$ 1,845,622	19%

The increase in total net revenue is primarily a result of a $7.6 million cash payment received in the first quarter of 2007 from the sale of the rights to our general unsecured claim for licensing fees against Delphi Automotive Systems, LLC offset by the decrease in revenue to Gateway. We do not expect any significant revenue from Delphi or Gateway in the near future.

Net FinePoint Revenue. For the year ended December 31, 2007 and 2006, revenue related to one customer was $2,431,853 and $8,168,449 representing 90% and 95% of net FinePoint revenue. We expect our revenue in 2008 from this customer to be minimal as our customer's current product is not using our designs. We will continue our efforts to win additional new design business from this customer and obtain new customers for FinePoint products. However, because of lengthy design and product development cycles within the industry, any significant revenue from new customers would likely not occur until the fourth quarter of 2008.

Net Duraswitch Revenue. For the year ended December 31, 2007 and 2006, recognition of revenue from the Delphi license agreement generated $7,631,250 and $0 of Duraswitch licensing revenue representing 88% and 0% of Duraswitch licensing revenue, respectively. We do not expect any additional revenue from Delphi in the future. Revenue from other licensees increased by $138,312 and $384,332 in 2007 and 2006, respectively, primarily as a result of increased sales of our thiNcoder rotary switch licensed components and royalties.

We anticipate that Duraswitch licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on production orders being issued to our licensees for products utilizing our technologies. The timing of the purchase orders depends on economic conditions as well as market acceptance of products that incorporate our technologies. The amount of licensing revenue for any period is not necessarily indicative of results for any future period.

Cost of Goods Sold. The following table summarizes our cost of goods sold (COGS):

	Year ended December 31,		Increase (Decrease)	
	2007	2006	Amount	Percent
FinePoint	$ 2,260,073	$ 7,919,064	$ (5,658,991)	(71%)
Duraswitch	395,893	306,440	89,453	29%
Total COGS	$ 2,655,966	$ 8,225,504	$ (5,569,538)	(68%)

The decrease in total COGS was primarily the result of the decrease in sales of FinePoint digital pens and digitizers to Gateway. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of digital pens and digitizers, sales of licensed components, and royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us.

FinePoint COGS. FinePoint COGS relates to the production of the FinePoint digital computing pens and digitizers. The decrease in total COGS was primarily the result of the decrease in sales of FinePoint digital pens and digitizers to Gateway. The COGS as a percentage of FinePoint revenue will fluctuate depending on the average selling price to OEMs. FinePoint COGS and related gross margin was adversely affected in 2007 by approximately $153,000 for one time items which consisted of $108,000 for future purchase commitments, $174,000 for excess inventory write downs, $75,000 for increase in warranty reserve and $36,000 in expediting freight charges offset by approximately a $240,000 chargeback in connection with the termination of a manufacturing agreement with one of our contract manufacturers. In 2006 COGS and gross margin was adversely affected by approximately $864,000 for one time items which consisted of $100,000 for inventory write down costs relating to obsolete and slow moving raw material, losses recognized on future purchase commitments of $456,000 and $318,000 of scrap costs incurred in the fourth quarter in connection with the termination of our manufacturing agreement with one of our contract manufacturers.

Duraswitch COGS. Duraswitch COGS is primarily comprised of licensed components and other switch materials which are sold to licensees. The increase is primarily related to increased sales of materials sold to licensees to be used in the manufacture of rotary switches.

Selling, General and Administrative Expenses. The following table summarizes our selling, general and administrative expenses (SG&A):

	Year ended December 31,		Increase	
	2007	2006	Amount	Percent
FinePoint	$ 1,124,348	$ 1,088,268	$ 36,080	3%
Duraswitch	946,168	244,939	701,229	286%
Corporate	3,073,946	1,897,338	1,176,608	62%
Total SG&A	$ 5,144,462	$ 3,230,545	$ 1,913,917	59%

FinePoint SG&A. FinePoint SG&A primarily consists of salaries of sales and administrative personnel and occupancy costs. The increase is primarily driven by settlement of the employment agreement with Mr. Caldwell and the related legal expenses for this employment related matter, offset by lower headcount in 2007.

Duraswitch SG&A. Duraswitch SG&A primarily consists of salaries of sales and administrative personnel and selling, marketing and promotional expenses. The increase in 2007 is due to payment of commissions and fees of approximately $650,000, related to the Delphi Automotive Systems, LLC revenue.

Corporate SG&A. Corporate SG&A primarily consists of salaries, accounting, legal and other professional expenses and occupancy costs. The increase from the previous year is due to higher compensation expense than the previous year relating to employment agreement severance expenses of approximately $800,000, increased salary levels and additional headcount. Additionally we incurred approximately $100,000 of higher rent during the year after the move to its new corporate facilities in June 2007 and stock compensation expense increased approximately $100,000 in 2007.

Research, Development and Commercial Application Engineering Expenses. The following table summarizes our research, development and commercial application engineering expenses (R&D):

	Year ended December 31,		Increase (Decrease)	
	2007	2006	Amount	Percent
FinePoint	$ 1,926,452	$ 925,993	$ 1,000,459	108%
Duraswitch	354,462	425,279	(70,817)	(17%)
Total R&D	$ 2,280,914	$ 1,351,272	$ 929,642	69%

FinePoint R&D. FinePoint R&D consists primarily of salaries of engineering personnel and engineering supplies. The increase is primarily due to increased spending in its efforts to develop new products and samples for the new customers the company has targeted.

Duraswitch R&D. Duraswitch R&D consists primarily of salaries and occupancy costs of the team focusing on the commercialization engineering of the Duraswitch technologies. Expenses decreased due to a reduction in headcount for the year.

Interest and Other Income – Net. Interest and other income - net was $285,101 and $99,980 for the years ended December 31, 2007 and 2006, respectively. The increase was due to increased interest income as a result of higher cash balances.

Liquidity and Capital Resources

As of December 31, 2007, we had cash and cash equivalents of approximately $5.6 million.

Net cash provided by operating activities during the year ended December 31, 2007 was $4,165,427. The cash provided by operating activities was used primarily to fund the working capital requirements of our FinePoint segment.

Net cash used in investing activities during the year ended December 31, 2007 was $268,277. During the year we acquired $234,727 of furniture, equipment and tooling and $41,473 for patents.

Net cash provided by financing activities during the year ended December 31, 2007 was $103,950.

Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during 2004 through 2007. On October 8, 2005 Delphi filed for reorganization under Chapter 11, when we were owed minimum royalties of $9.0 million through July 2007. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. We subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, we reached a settlement agreement with Delphi, which was approved by the court in February 2007, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. We sold our rights to this claim and received a cash payment of approximately $7.6 million in the first quarter of 2007. As a result of this settlement and the resulting revenue, we incurred commission and fee expenses of approximately $600,000 based on our existing commission and fee agreements. The commissions and fees were paid in the first and second quarters of 2007.

At December 31, 2007, we had net operating loss carry forwards for federal income tax purposes of $20.7 million which expire in 2019 through 2026 and net operating loss carry forwards for state income tax purposes of $5.9 million which expire 2008 through 2011.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have experienced recurring operating losses since our inception and our accumulated net deficit is in excess of $25 million. Our revenue in 2007 was dependent on two customers, from whom we do not anticipate any future material revenue. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern. In 2007, we initiated several senior management changes which we believe will be instrumental in driving our efforts to re-engage with existing and new customers worldwide. While we believe our marketing efforts to generate new customers will ultimately be successful, the timing and amount of revenue generated from these efforts is uncertain. We believe that available cash resources, together with anticipated revenues from operations may not be sufficient to satisfy our business plan and capital requirements through December 31, 2008. Additional capital may not be available on a timely basis or on acceptable terms, if at all. If we are unable to maintain or obtain sufficient capital, we may be forced to reduce operating expenses, sell business assets or take other actions which could be detrimental to our business operations. In the event that any future financing is completed, to the extent it includes equity securities, the holders of our common stock may experience additional dilution.

Other than disclosed herein, we have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease arrangements for our facilities and short-term purchase order commitments to our suppliers. At December 31, 2007, we had a $90,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to our specifications. The tooling commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008. At December 31, 2007, we have recognized commitments of $627,000 relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors.

New Accounting Pronouncements. In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN 48 is effective for the Company's fiscal year ending December 31, 2007. Our assessments of our tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 will be effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" (SFAS 158). This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans, and SFAS 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Company's financial position, cash flows, and results of operations but does not believe it will have any impact on its financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("FAS 141 (R)"), to replace FAS 141, "Business Combinations". FAS 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. While the Company does not expect that the adoption of FAS 141 (R) to have a material impact to its consolidated financial statements for transactions completed prior to December 31, 2008, the impact of the accounting change could be material for business combinations which may be consummated subsequent thereto.

In December 2007, the FASB issued Statement of FAS No. 160, "Non controlling Interests in Consolidated Financial Statements"—an amendment of ARB No. 51, ("FAS 160"). FAS 160 establishes accounting and reporting standards for the non controlling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is currently evaluating the impact of FAS 160 on its consolidated financial statements.

Item 7. ***Financial Statements***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
InPlay Technologies, Inc.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheet of InPlay Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InPlay Technologies, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's revenue in 2007 was dependent on two customers, from whom it does not anticipate any future material revenue. The Company will require additional debt or equity capital to implement its business plan. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109."

/s/ Moss Adams LLP
Scottsdale, Arizona

March 21, 2008

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007

		2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	5,592,412
Accounts receivable		228,610
Inventory (Note 5)		108,562
Prepaid expenses and other current assets		128,932
Total current assets		6,058,516
PROPERTY AND EQUIPMENT - Net (Note 6)		437,248
GOODWILL		1,321,240
PATENTS - Net (Note 7)		1,205,977
OTHER ASSETS		17,731
TOTAL	$	9,040,712
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	642,781
Accrued salaries and benefits		777,987
Accrued purchase commitments (Note 15)		558,000
Other accrued expenses and other current liabilities		453,108
Deferred licensing and other revenue		15,695
Total current liabilities		2,447,571
LONG-TERM LIABILITIES		
Other non-current liabilities		173,228
Total long-term liabilities		173,228
Total liabilities		2,620,799
COMMITMENTS AND CONTINGENCIES (Notes 5 and 15)		
STOCKHOLDERS' EQUITY (Notes 9 and 10)		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2007		-
Common stock, $.001 par value, 40,000,000 shares authorized 11,595,138 shares issued and outstanding		11,595
Additional paid-in capital		31,706,458
Accumulated deficit		(25,298,140)
Total stockholders' equity		6,419,913
TOTAL	$	9,040,712

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET REVENUE:		
FinePoint	$ 2,714,579	$ 8,638,519
Duraswitch related party - Delphi (Note 8)	7,631,250	-
Duraswitch non-related parties	991,955	853,643
Total net revenue	11,337,784	9,492,162
COST OF GOODS SOLD:		
FinePoint	2,260,073	7,919,064
Duraswitch	395,893	306,440
Total cost of goods sold	2,655,966	8,225,504
Gross profit	8,681,818	1,266,658
OPERATING EXPENSES:		
Selling, general and administrative	5,144,462	3,230,545
Research, development and commercial application engineering	2,280,914	1,351,272
Total operating expenses	7,425,376	4,581,817
INCOME (LOSS) FROM OPERATIONS	1,256,442	(3,315,159)
OTHER INCOME:		
Interest and other income - net	285,101	99,980
NET INCOME (LOSS)	$ 1,541,543	$ (3,215,179)
NET INCOME (LOSS) PER COMMON SHARE, BASIC	$ 0.13	$ (0.28)
NET INCOME (LOSS) PER COMMON SHARE, DILUTED	$ 0.13	$ (0.28)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	11,530,233	11,493,205
WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	11,566,553	11,493,205

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 2005	11,481,512	$11,482	$31,373,292	($23,624,504)	$7,760,270
Issuance of stock options	-	-	73,573	-	73,573
Issuance of restricted stock	4,803	4	7,496	-	7,500
Payments in connection with registration of stock previously issued	-	-	(56,189)	-	(56,189)
Employee stock options exercised	16,000	16	26,264	-	26,280
Net loss	-	-	-	(3,215,179)	(3,215,179)
BALANCE, DECEMBER 31, 2006	11,502,315	11,502	31,424,436	(26,839,683)	4,596,255
Issuance of stock options	-	-	173,165	-	173,165
Issuance of restricted stock	2,823	3	4,997	-	5,000
Employee stock options exercised	90,000	90	103,860	-	103,950
Net income	-	-	-	1,541,543	1,541,543
BALANCE, DECEMBER 31, 2007	11,595,138	$11,595	$31,706,458	($25,298,140)	$6,419,913

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,541,543	$ (3,215,179
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	335,497	335,559
Stock compensation	178,165	81,073
Loss on disposal of equipment	103,194	42,291
Write down of inventory	-	545,599
Changes in operating assets and liabilities; net of assets acquired and liabilities assumed:		
Accounts receivable	150,759	1,080,800
Inventory	1,051,066	(394,151
Prepaid expenses and other current assets	56,442	(96,735
Accounts payable	(55,814)	(798,183
Accrued salaries and benefits	279,895	(12,702
Other accrued expenses and other current liabilities	362,134	109,188
Other non-current liabilities	172,377	(10,614
Deferred licensing revenue	(9,831)	(57,353
Net cash provided by (used in) operating activities	4,165,427	(2,390,407
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of restricted short-term investment	-	400,000
Increase in patents	(41,473)	(48,244
Proceeds from sale of equipment	7,923	-
Purchases of property and equipment	(234,727)	(196,948
Net cash provided by (used in) investing activities	(268,277)	154,808
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments in connection with the registration of previously issued stock	-	(56,189
Net proceeds from exercise of employee stock options	103,950	26,280
Principal payments on capital leases and notes payable	-	(165,914
Net cash provided by (used in) financing activities	103,950	(195,823
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,001,100	(2,431,422
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,591,312	4,022,734
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,592,412	$ 1,591,312
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:		
Cash paid for interest	$ -	$ 2,755

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. NATURE OF BUSINESS

InPlay Technologies, Inc. (the "Company") develops and markets innovative human interface devices (HID) for electronic products. The Company's current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the FinePoint digital computing pen and dual-mode pen and touch technologies.

The Company has developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. The Company is currently expanding the use of these technologies by licensing manufacturers to produce and sell products using its technologies.

In 2005, the Company acquired FinePoint Innovations, a developer of digital computing pen technology. The Company markets the FinePoint digitizer and pen products to manufacturers of convertible notebooks and tablet PCs.

2. GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced significant operating losses since its inception and its accumulated net deficit is in excess of $25 million. The Company's revenue in 2007 was dependent on two customers, from whom it does not anticipate any future material revenue. The Company will continue to incur losses until such time it is successful in obtaining new business in volumes sufficient to create profitability. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable amount of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and the cash flow to meet its obligations on a timely basis. Management is actively working with several customers and investment advisors to mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents are maintained with reputable major financial institutions. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventory. Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.

Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	3 to 5 years
Tooling	5 to 7 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years for Duraswitch patents and eight years for FinePoint patents.

Goodwill. The Company tests goodwill for impairment on an annual basis (December 31) or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company first compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. The Company uses a present value technique to measure reporting unit fair value. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, the Company performed its annual impairment test and found no impairment in its existing goodwill balances. The Company considered the factors discussed in Note 2 for each of the reporting units in performing the impairment analysis.

Revenue Recognition. The Company's Duraswitch segment enters into licensing agreements with the Company's customers. The Company's licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, the Company recognizes revenue and cost of goods sold. In cases where no licensed components are supplied, the Company is paid a royalty per switch manufactured by the licensee and the Company recognizes revenue in the period the switch is manufactured.

Some of the Company's licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures the Company's switches without purchasing licensed components from us, the Company considers the royalty earned when the switch is manufactured. In the case of the Company's exclusive license agreement with Delphi, the up-front payment was nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue was being amortized over the initial seven-year term of the agreement. The Company's license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005 the bankruptcy court cancelled the Delphi agreement, effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated. The Company subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, the Company reached a settlement agreement with Delphi, which was approved by the court in February 2007, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. The Company sold their rights to this claim and received a cash payment of approximately $7.6 million in the first quarter of 2007. This amount was recognized as licensing revenue in the accompanying consolidated statement of operations as Duraswitch revenue for the year ended December 31, 2007.

The Company's FinePoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Generally, all of these conditions are met at the time the Company delivers products to customers.

Accounts Receivable. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are reviewed for collectability and after 90 days are considered past due.

The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Stock-Based Compensation. At December 31, 2007, the Company had four stock-based employee compensation plans. The plans provide for the granting of awards in the form of incentive and nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors and independent contractors who provide valuable service to the Company. As of December 31, 2007, the Company had granted nonqualified stock options and restricted common stock. Options are granted at the closing market price of our common stock on the date the grant is approved and have ten-year terms. The stock options for directors typically vest within 30 days of grant. The employee options issued in 2007 are vesting over a 28 to 30 month period. In May 2006, the Compensation Committee increased compensation for the Chairman of the Board, effective as of the second fiscal quarter of 2006, to include grants of $2,500 worth of non-registered restricted stock for each quarter of service, with each award vesting one year from the date of grant. The granting of restricted stock to the Chairman was suspended when the Chairman was appointed CEO in July 2007. Beginning in 2008, 50% of all fees paid to Directors will be in the form of restricted stock. At December 31, 2007, 163,244 shares of the Company's registered common stock were available for grant under the plans.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options based on the fair market value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company has adopted SFAS 123R using the modified prospective method. Accordingly, prior period amounts have not been restated. Under the modified prospective method, stock options awards that are granted, modified or settled after December 31, 2005 will be valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service period of the entire award. At December 31, 2005, all outstanding stock options were fully vested.

Prior to January 1, 2006, the Company accounted for stock based compensation under the recognition and measurement provisions of APB 25 and related interpretations, as allowed by SFAS 123. The Company had adopted the disclosure-only provisions of SFAS 123 as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require compensation cost to be recognized for the Company's stock options as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Compensation cost recognized as part of our selling, general and administrative expenses in the year ended December 31, 2007 and 2006 was $178,165 and $81,073, respectively, net of $0 tax benefit and is the same as would have been recognized had the provisions of SFAS 123R been applied from its original effective date. Our implementation of SFAS 123R caused us to recognize an additional $173,165 and $73,573 of expense in 2007 and 2006, respectively. As of December 31, 2007, $299,383 of compensation cost related to unvested stock options is expected to be recognized in the years 2007 through 2010 at the rate of $173,142, $115,658 and $10,583 during 2008, 2009 and 2010, respectively. The estimated value of the options granted during 2007 was calculated using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 3.13% to 4.69%, 4.58% to 4.85% for options granted in 2007 and 2006, respectively; an expected life of three years; an expected volatility rate of 83% to 91% and 76% to 87% for options granted in 2007 and 2006, respectively; and an expected dividend rate of zero percent.

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

Income (Loss) Per Common Share. Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. All stock options and warrants were anti-dilutive in 2006 and totaled 1,468,473. Accordingly, these securities have been excluded from the diluted loss per share calculation.

In 2007, 1,617,464 shares were excluded from the computation of diluted earnings per share, as the exercise price of those options and warrants was greater than the average share price for the period.

	2007
Weighted average shares outstanding - Basic	11,530,233
Effect of dilutive stock options	36,320
Weighted average shares outstanding - Fully diluted	11,566,553

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved. The Company's long-lived assets were tested for impairment at December 31, 2007 and no impairment was found.

New Accounting Pronouncements. In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN 48 is effective for the Company's fiscal year ending December 31, 2007. Our assessments of our tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 will be effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" (SFAS 158). This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans, and SFAS 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Company's financial position, cash flows, and results of operations but does not believe it will have any impact on its financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("FAS 141 (R)"), to replace FAS 141, "Business Combinations". FAS 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. While the Company does not expect that the adoption of FAS 141 (R) to have a material impact to its consolidated financial statements for transactions completed prior to December 31, 2008, the impact of the accounting change could be material for business combinations which may be consummated subsequent thereto.

In December 2007, the FASB issued Statement of FAS No. 160, "Non controlling Interests in Consolidated Financial Statements"—an amendment of ARB No. 51, ("FAS 160"). FAS 160 establishes accounting and reporting standards for the non controlling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is currently evaluating the impact of FAS 160 on its consolidated financial statements.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable and notes payable approximate fair values due to the short-term maturities of these instruments. The fair value of capital leases approximates the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. CONCENTRATIONS

The Company maintained its cash and cash equivalents in one financial institution at December 31, 2007. Deposits with this bank may exceed the amount of insurance provided on such deposits of $100,000; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Sales to Gateway represented 21% and 86% of net revenue in 2007 and 2006, respectively. Net revenue from Gateway was approximately $2.4 million and $8.2 million in 2007 and 2006, respectively. Delphi represented 67% and 0% of net revenue in 2007 and 2006, respectively. In 2007, net revenue from Delphi was approximately $7.6 million, resulting from the sale of an allowed claim for unpaid royalties. As discussed in Note 2, the Company does not anticipate future material revenue from these customers.

At December 31, 2007, three customers represented 78% of accounts receivable.

5. INVENTORY

The Company's inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components, and finished goods which are primarily pens and digitizers. Inventory consists of the following at December 31:

	2007
Raw materials	$ 99,653
Finished goods	8,909
Subtotal	$ 108,562

The Company has also recognized a potential loss on purchase commitments of approximately $171,000 and $456,000 in 2007 and 2006, respectively, relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2007
Computer equipment and software	$ 547,319
Tooling	142,910
Other machinery and equipment	98,704
Leasehold improvements	19,400
Office furniture and fixtures	150,921
Total	959,254
Accumulated depreciation	(522,006)
Property and equipment - net	$ 437,248

Depreciation expense for property and equipment was $196,529 and, $201,635 for the years ended December 31, 2007 and 2006, respectively.

7. PATENTS

The gross carrying amount and accumulated amortization of patents are as follows:

	2007
Patents	$ 1,789,192
Accumulated amortization	(583,215)
Patents - net	$ 1,205,977

Amortization expense for patents was $138,968 and $133,924, for the years ended December 31, 2007 and 2006, respectively. The estimated amortization expense for existing patents is approximately $140,000 for each of the next five years.

8. DEFERRED LICENSING REVENUE

In April 2000, the Company entered into a license agreement with Delphi Corporation ("Delphi"), that gave Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of unregistered common stock at $7.00 per share. In exchange, Delphi paid the Company a non-refundable payment of $4 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The option was exercised in June 2000 and the warrant expired in April 2004. The remaining value of the non-refundable payment, totaling $2,865,662, was recorded as deferred licensing revenue and was being amortized over the initial seven-year term of the exclusive license agreement.

On October 8, 2005, Delphi filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.

The Company subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, the Company reached a settlement agreement with Delphi, subject to court approval, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. The agreement was approved by the bankruptcy court in February 2007. The Company sold its rights to this claim and received a cash payment of approximately $7.6 million in the first quarter of 2007.

9. STOCKHOLDERS' EQUITY

Common Stock. During 2007, 92,823 shares of common stock were issued through the Company's stock plans as exercised options and restricted stock grants.

Preferred Stock. As of December 31, 2007, no preferred stock is outstanding. The Company's Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

Warrants. In connection with the private offering that closed in December 2005, the buyers were granted warrants to purchase 381,818 shares of common stock at an exercise price of $3.44 per share. These warrants expire on December 27, 2010. The underwriters were granted warrants to purchase 127,273 shares of common stock at an exercise price of $4.22 per share. These warrants expire on December 27, 2010. In the event the closing price of our common stock equals or exceeds $5.50 per share for a period of 60 consecutive trading days, the Company may redeem the warrants issued to the investors for $0.01 per warrant upon notice to the warrant holders.

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, December 31, 2006	509,091	$3.44 - $4.22
Issued	-	
Exercised	-	
Expired	-	
Balance, December 31, 2007	509,091	$3.44 - $4.22

10. STOCK OPTION PLANS

Effective May 1, 1997, the Board of Directors approved a stock option plan (the "1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

The Company's 2005 Stock Award Plan (the "2005 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on May 20, 2005. On May 31, 2007, stockholders approved The First Amendment to InPlay Technologies, Inc. 2005 Stock Award Plan. The number of shares of common stock authorized subject to options under the 2005 Option Plan is 1,000,000 shares.

The total number of shares available for grant under all four plans is 163,244 at December 31, 2007.

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, December 31, 2005	1,351,056	$ 7.16
Granted	210,000	$ 2.09
Exercised	(16,000)	$ 1.64
Expired or terminated	(76,583)	$ 4.72
Balance, December 31, 2006	1,468,473	$ 6.62
Granted	430,000	$ 1.52
Exercised	(90,000)	$ 1.18
Expired or terminated	(32,600)	$ 2.73
Balance, December 31, 2007	1,775,873	$ 5.73

	2007	2006
Exercisable at the end of the year	1,350,873	1,378,473
Weighted average fair value of options granted during the year	$ 0.90	$ 1.00

A summary of options outstanding and exercisable as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.81 - $ 1.58	385,500	8.2	$ 1.41	242,500	$ 1.37
$ 1.60 - $ 3.38	767,500	8.0	$ 2.12	485,500	$ 2.42
$ 6.00 - $ 10.85	382,401	2.1	$ 7.01	382,401	$ 7.01
$ 17.51 - $ 22.31	240,472	0.1	$ 22.16	240,472	$ 22.16
$ 0.81 - $ 22.31	1,775,873	5.7	$ 5.73	1,350,873	$ 7.05

Years Ended December 31,	2007	2006
Options exercisable at end of period	1,350,873	1,378,473
Options available for future grant	163,244	63,467
Intrinsic value of options exercised	$ 94,740	$ 16,493
Aggregate intrinsic value of options outstanding	$ 26,790	$ 54,670
Aggregate intrinsic value of options exercisable	$ 24,580	$ 53,920

The aggregate intrinsic values in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price as of December 31, which was $1.32 and $1.45 for the years 2007 and 2006, respectively. These values would have been received by the option holders had all option holders exercised their in-the-money options as of that date.

11. INCOME TAXES

Net deferred tax assets consist of the following at December 31:

		2007
Deferred tax assets:		
Operating loss carryforwards	$	7,276,669
Capitalized research and development		2,078,538
Deferred licensing revenue		21,401
Inventory reserve		21,699
Accruals		498,796
Other		70,084
Total		9,967,187
Less valuation allowance		(9,445,671)
Total		521,516
Deferred tax liabilities:		
Patents		(471,594)
Other		(49,922)
Total	$	-

During the year ended December 31, 2007 the Company decreased the valuation allowance by $1,990,403 against deferred tax assets. In 2006, the Company increased the valuation allowance by $463,200. The amount of the valuation allowance for deferred tax assets associated with excess tax deductions from stock based compensation arrangements that is allocated to contributed capital if the future tax benefits are subsequently recognized is $1,004,793. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carry forwards are expected to be available to reduce taxable income.

In 2007, the Company eliminated its deferred tax asset related to R&D credit carry forwards. The majority of these R&D credit carry forwards arose prior to current management joining the Company. At present, management cannot be assured, without undertaking substantial efforts, that the facts and circumstances surrounding the build-up of these credit carry forwards result in a more-likely-than-not tax position. Management would not utilize these R&D credits to reduce future taxes payable unless and until it was able to determine the amount of such credits that satisfy the more-likely-than-not threshold. As a result, the Company has eliminated both the deferred tax asset and an equal amount of valuation allowance.

The Company has net operating loss carry forwards for federal income tax purposes of $20.7 million which expire in 2019 through 2026 and net operating loss carry forwards for state income tax purposes of $5.9 million which expire 2008 through 2011.

Current federal and Arizona tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carry forwards may be limited as a result of such ownership changes. Such a limitation could result in the expiration of carry forwards before they are utilized.

The Company recognizes interest and penalties related to uncertain tax positions as part of income tax expense. For the year ended December 31, 2007, the Company did not accrue any interest or penalties into income tax expense.

The tax years 1996 through 2007 remain open to examination for federal income tax purposes and from 2002 to 2007 for state taxing jurisdictions to which the Company is subject.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2007 and 2006 due to the following:

	2007	2006
Benefit calculated at statutory rate	$ 524,125	$ 1,093,162
Increase (decrease) in income resulting from:		
Research and development and other tax credits	1,398,235	112,495
State income taxes, net	70,911	147,073
Permanent differences	(25,903)	(11,707)
Expiration of state net operating loss carryforwards	-	(351,988)
Other, net	(2,894)	5,106
Valuation allowance	(1,990,403)	(457,584)
Adjustment for change in state income tax rate	25,929	(536,557)
Total	$ -	$ -

In June 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48), which became effective for years beginning on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company's assessments of its tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity. The Company has no unrecognized income tax benefits at December 31, 2007.

12. SEGMENTS

The Company has two reportable segments at December 31, 2007: Duraswitch and FinePoint. These segments are strategic business units that have different products and services. The segments are managed separately because each is a distinct and different business venture. The Duraswitch segment licenses its patented electronic switch technologies to switch manufacturers and original equipment manufacturers. The FinePoint segment manufactures and markets its digital computing pen technology to computer manufacturers. The accounting policies of the Company's segments are the same as those described in the Company's summary of significant accounting policies. The Corporate SG&A includes primarily the costs of corporate personnel (including CEO, President, CFO, VP, Finance and Administration and VP, Corporate Communications), outside accounting and legal, directors and officers insurance, and Board fees. Corporate has the responsibility to maintain the Company's public company status.

A summary of segment information is as follows:

	2007	2006
Revenues		
FinePoint	$ 2,714,579	$ 8,638,519
Duraswitch	8,623,205	853,643
Total revenue	$ 11,337,784	$ 9,492,162
Cost of goods sold		
FinePoint	$ 2,260,073	$ 7,919,064
Duraswitch	395,893	306,440
Total cost of goods sold	$ 2,655,966	$ 8,225,504
Gross profit		
FinePoint	$ 454,506	$ 719,455
Duraswitch	8,227,312	547,203
Total gross profit	$ 8,681,818	$ 1,266,658

	2007	2006
Selling, general and administrative		
FinePoint	$ 1,124,348	$ 1,088,268
Duraswitch	946,168	244,939
Corporate	3,073,946	1,897,338
Total selling, general and administrative	$ 5,144,462	$ 3,230,545
Research, development and application engineering		
FinePoint	$ 1,926,452	$ 925,993
Duraswitch	354,462	425,279
Total research, development and application engineering	$ 2,280,914	$ 1,351,272
Income (loss) from operations		
FinePoint	$ (2,596,294)	$ (1,294,806)
Duraswitch	6,926,682	(123,015)
Corporate	(3,073,946)	(1,897,338)
Total income (loss) from operations	$ 1,256,442	$ (3,315,159)

	December 31, 2007
Goodwill	
FinePoint	$ 877,366
Duraswitch	443,874
Total goodwill	$ 1,321,240
Total assets	
FinePoint	$ 1,843,229
Duraswitch	1,433,515
Corporate	5,763,968
Total assets	$ 9,040,712

13. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2007 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 403,361	$ 1,223,203	$ 644,965	$ 9,066,255
Gross profit	200,291	126,438	212,433	8,142,557
Net income (loss)	(1,969,437)	(1,070,913)	(1,649,921)	6,231,814
Net income (loss) per common share, basic and diluted	$ (0.17)	$ (0.09)	$ (0.14)	$ 0.54

	2006 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 2,133,701	$ 3,089,316	$ 2,551,150	$ 1,717,995
Gross profit	(371,499)	805,167	366,779	466,211
Net loss	(1,741,810)	(257,332)	(683,646)	(532,391)
Net loss per common share, basic and diluted	$ (0.15)	$ (0.02)	$ (0.06)	$ (0.05)

14. GEOGRAPHIC CONCENTRATION

Substantially all of the Company's assets are located in the United States. Revenue by geographic area is determined based upon the location of the licensee or customer. The United States and China are the only countries with net revenue in excess of 10% of total net revenue. Net revenue by geographic region for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
United States	$ 8,571,477	$ 1,092,149
China	2,616,133	8,234,047
Europe	62,072	43,428
Other	88,102	122,538
Total	$ 11,337,784	$ 9,492,162

15. COMMITMENTS

Purchase Commitments. The Company recognized a potential loss on purchase commitments of approximately $171,000 and $456,000 in 2007 and 2006, respectively, relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors. As of December 31, 2007, $69,000 of the total purchase commitment accrued to date has been scheduled for payment, and it is expected that the entire amount will be paid during 2008.

Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders. This management agreement requires the Company to pay a management service fee equal to 1.1% of the invoiced sales price for all Duraswitch-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the Duraswitch patented switch technologies. This agreement remains in effect until the expiration of the last patent which may be issued on the Duraswitch switch technologies. During 2007 and 2006, the Company paid approximately $94,250 and $6,781, respectively, under this agreement.

FinePoint Earn-Out. If the FinePoint segment achieves at least $3.2 million of accumulated earnings before interest and taxes ("EBIT") through December 31, 2007, FinePoint shareholders will be entitled to receive an earn-out payment and the purchase price will be modified. The earn-out consideration can range between $756,800 and $1,419,000 of unregistered common stock and cash depending on the Company's stock price and EBIT. The earn-out payment is payable first in up to 360,000 shares of the Company's unregistered common stock and the balance is payable in cash. Through December 31, 2007, FinePoint has an accumulated EBIT loss of approximately $3.5 million and therefore, there will not be any earn-out payments as defined per this agreement.

Employment Agreements. On July 31, 2007, the Company entered into a severance and release agreement with Robert J. Brilon, the former Chief Executive Officer and Chief Financial Officer. Pursuant to the settlement and release agreement, Mr. Brilon's employment with the Company terminated effective July 27, 2007, and he resigned from the Board of Directors effective July 27, 2007.

Pursuant to the settlement and release agreement, Mr. Brilon released the Company from, among other things, any and all claims or liabilities through July 31, 2007 arising out of his employment agreement and any option agreements with the Company, his employment, or the termination of his employment. In addition, Mr. Brilon released the Company from claims or charges relating to violations of certain employment laws.

In consideration for the release and in accordance with the provisions of his employment agreement, the Company paid, or will pay, Mr. Brilon (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $125,500 representing Mr. Brilon's unpaid accrued vacation benefits; (c) $250,000 representing an agreed upon amount relating to a bonus payment obligation; (d) approximately $6,700 representing one-half of the remaining amount due under the automobile leased by the Company and Mr. Brilon; and (e) Mr. Brilon's and his family's medical and dental insurance premiums to maintain coverage under the Company's group medical and dental insurance plans, only to the extent such premiums are not covered by any subsequent employer during the two-year period following the separation date. In addition, all of Mr. Brilon's stock options or other rights provided to him under any of the Company's long-term incentive plans immediately vested on the day prior to the effective date of the settlement and release agreement.

Lease Agreements. Rent expense for the periods ended December 31, 2007 and 2006 approximated $225,000 and $152,000, respectively. In May 2007, the Company entered into a five year lease for new corporate headquarters located in Scottsdale, Arizona and transferred operations there in June 2007. Future minimum rental payments will be approximately $218,000 in 2008 through 2011, and $162,000 in 2012.

Tooling. At December 31, 2007, the Company had a $90,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to the Company's specifications. The commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008.

Litigation. The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

In May 2007, Stephen Caldwell, the former president of FinePoint Innovations, Inc. filed a Demand for Arbitration with the American Arbitration Association alleging various claims against InPlay. He alleged that InPlay terminated his employment in violation of his employment agreement, and that InPlay breached the terms of a 2005 Merger Agreement between InPlay, FinePoint, and him, for which he sought compensatory and other damages. In March 2008, pending final documentation, the Company entered into a Settlement and Release of Claims Agreement whereby the Company will pay a cash settlement of $330,000 to resolve all of Mr. Caldwell's claims and dismiss his case in its entirety.

16. EMPLOYEE BENEFIT PLANS

The Company offers eligible employees a comprehensive employee benefits plan that includes health, dental, life and accidental death, short-term disability, and long-term disability. Additionally, the Company offers a Simple IRA plan that enables eligible employees to save on a tax-deferred basis up to the limits allowable under the Internal Revenue Service Code and that requires the Company to offer matching contributions up to 3% of participating employee salaries. Matching contributions provided by the Company totaled $45,782 and $47,008 for fiscal 2007 and 2006, respectively.

Item 8. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 8A(T). ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in applicable securities laws.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters. However, at this time, management has decided that considering the employees involved, the control procedures in place, and the outsourcing of certain financial functions, the risks associated with such lack of segregation are low and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of the business increases and sufficient capital is secured, it is our intention to increase staffing to mitigate the current lack of segregation of duties within the general administrative and financial functions.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Such limitations include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures, such as simple errors or mistakes or intentional circumvention of the established process.

Management's Report on Internal Control Over Financial Reporting; Changes in Internal Controls Over Financial Reporting.

During the year ended December 31, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our principal financial officer, has, with the assistance of external advisor and our audit committee, conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2007.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this report.

Item 8B. ***Other Information***

None.

PART III

Item 9. ***Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act***

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position
Steven P. Hanson	59	Chairman and Chief Executive Officer
Ramesh G. Ramchandani	43	President and Chief Operating Officer
Mark R. Sokolowski	48	Chief Financial Officer, Treasurer
Dino D. Farfante	45	Director
John W. Hail	75	Director
P. Robert Moya	63	Director
William E. Peelle	58	Director
Jack L. Saltich	64	Director

Steven P. Hanson has served as Chief Executive Officer since June 2007, Chairman since April 2005 and as a Director since July 2004. Mr. Hanson has served as a partner at Southwest Value Acquisitions, a private equity firm, since September 2004. From 2003 to 2007, Mr. Hanson served as a partner at Knowledge Capital Alliance, a consulting firm in leadership development and organizational performance. Mr. Hanson has over 32 years of senior executive experience in the high technology industry, including 28 years at Motorola and three years as President and Chief Executive Officer of ON Semiconductor. Mr. Hanson holds a BSEE degree from the College of Engineering at Arizona State University. Mr. Hanson also serves as a director for Vitesse Semiconductor Corporation (Pink Sheets: VTSS).

Ramesh G. Ramchandani has served as President and Chief Operating Officer since July 2007. He joined InPlay as Vice President and Chief Operating Officer, FinePoint division in December 2006. Mr. Ramchandani joined InPlay from AMI Semiconductor where he was vice president and general manager of the Mixed-Signal ASSP Division. Prior to AMI, Mr. Ramchandani held executive positions with ZiLOG, Inc., ON Semiconductor's Integrated Power Division, Celeritek, Inc., Mitsubishi/QCI and Fujitsu Compound Semiconductor. Mr. Ramchandani holds a B.S. in electrical engineering from San Jose State University and an M.B.A. from Cornell University.

Mark R. Sokolowski was named Chief Financial Officer in October 2007. Mr. Sokolowski joined InPlay from Isola Group S.a.r.l., a privately held circuit board laminate manufacturer where he was Corporate Treasurer. Prior, he was with ON Semiconductor where he held positions as Division Controller and Assistant Treasurer, Read-Rite Corp. where he was Treasurer, and Maxtor Corp. where he was Director of Accounting. Mr. Sokolowski holds a bachelor of science in accounting from Central Michigan University. He is a Certified Public Accountant.

Dino D. Farfante has served as an independent director since November 2007. Mr. Farfante is President and Chief Operating Officer for American Barcode and RFID, Inc. (AB&R), a provider of automatic identification and data collection solutions for the manufacturing, healthcare and distribution markets. Before joining AB&R in 2006, Mr. Farfante consulted for various companies developing go-to-market strategies. Prior, Mr. Farfante was President, Insight Direct Worldwide, a wholly owned subsidiary of Insight Enterprises. He joined Insight in 1996, serving in a progression of senior management positions during his nine-year tenure with the Fortune 1000 company. Mr. Farfante began his career at Merisel, Inc., a Fortune 500 worldwide hardware and software technology distributor. Mr. Farfante holds a B.S. in computer engineering from the University of Florida.

John W. Hail has served as an independent director since March 1999. From 1988 to 2006, Mr. Hail served as Chief Executive Officer and Chairman of the Board of Directors of AMS Health Services, Inc., a publicly held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services,

Inc., a publicly held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.

P. Robert Moya has served as an independent director since 2005. Mr. Moya is a Senior Vice President and the General Counsel and Secretary of Apollo Group, Inc. and also serves as Of Counsel to Quarles & Brady LLP. From 2002 through 2004, Mr. Moya served as Executive Vice President, and General Counsel of Insight Enterprises, Inc. He was also designated Insight's Chief Administrative Officer in 2003. Prior to joining Insight, Mr. Moya served as a partner in the Phoenix, Arizona office of Quarles & Brady LLP where he specialized in corporation and securities law and mergers/acquisitions for middle-market and emerging growth companies. He also served as a member of Quarles & Brady's National Executive Committee and Arizona Management Committee and as Co-Chairman of the Corporate and Securities Law Group. Between 2003 and 2007 he served on the board of PlusNet plc, one of the U.K.'s leading Internet providers. From 2000 until 2005, he also served on the board of BIGe Realestate, Inc. which provides software and services relating to the management of real property Mr. Moya served two years as chairman of the securities law section of the State Bar of Arizona and one year as chairman of the law practice management section. He is a member of the American Bar Association and Hispanic Bar Association. Mr. Moya received a B.A. in History from Princeton University and has a J.D. degree from Stanford Law School.

William E. Peelle has served as an independent director since 1999. Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University and has a B.S. degree in Business Administration from Ohio State University.

Jack L. Saltich has served as an independent director since November 2007. Mr. Saltich is Chairman and CEO of Vitex Systems, a privately held licensor and supplier of materials and services for flexible displays and flexible electronic products. From 1999 to 2005, he was President and Chief Executive Officer of Three-Five Systems Inc., a technology and manufacturing services company specializing in the design, development, and manufacturing of custom displays and display systems. On September 8, 2005, Three-Five Systems, Inc. filed a voluntary Chapter 11 Bankruptcy petition with the U.S. Bankruptcy Court in Arizona. Before joining Three-Five Systems, Mr. Saltich served as Vice President and General Manager of Advanced Micro Devices' European Electronics Center in Dresden, Germany, beginning in 1996. His prior experience includes senior management positions with Advanced Micro Devices, Applied Micro Circuits Corp., VLSI Technology and Motorola. Mr. Saltich holds B.S. and M.S. degrees in engineering from the University of Illinois. In addition to Vitex Systems, he serves on the board of directors of Atmel Corporation (ATML), Leadis Technology (LDIS), Ramtron International Corporation (RMTR), Immersion Corporation (IMMR) and serves on the Technical Advisory Board for DuPont Electronic Materials Business.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than 10% stockholders are required by Exchange Act regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for such persons, we believe that during the fiscal year ended December 31, 2007, our officers, directors, and greater than 10% beneficial owners have complied with all filing requirements applicable to them.

Information Relating to Our Audit Committee of the Board of Directors

The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accountant's qualifications and independence, and (d) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors: A copy of the Audit Committee Charter is included in Appendix A.

The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Farfante, Hail, Moya, Peelle and Saltich, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Saltich qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Hail serves as Chair of the Audit Committee.

Code of Ethics

Our Board of Directors has adopted a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.inplaytechnologies.com*, our corporate governance materials including our Audit Committee Charter, Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices.

Item 10. *Executive Compensation*

Summary Compensation Table

The table below sets forth total compensation earned for services in all capacities to our company for the fiscal year ended December 31, 2007 and 2006, by our Chief Executive Officer, former Chief Executive Officer and two other executive officers as of December 31, 2007, whose total annual salary and bonus exceeded $100,000 during fiscal 2007.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)		Option Awards ($) (8)	All Other Compensation ($)		Total ($)
Steven P. Hanson, Chairman and Chief Executive Officer (1)........................	2007	$ 98,462	$ -		$ -	$ 43	(1)	$ 98,505
Ramesh G. Ramchandani, President and Chief Operating Officer (2)................	2007	$ 179,808	$ -		$ 45,185	$ 6,026	(2)	$ 231,019
	2006	$ 6,346	$ -		$ 13,540	$ -		$ 19,886
Mark R. Sokolowski, Chief Financial Officer and Treasurer (3)....................	2007	$ 38,077	$ 50,000	(3)	$ 9,287	$ -		$ 97,364
Robert J. Brilon, former Chief Executive Officer, former Chief Financial Officer (4)	2007	$ 156,115	$ 250,000	(5)	$ -	$ 701,931	(6)	$ 1,108,046
	2006	$ 270,600	$ 79,338	(5)	$ -	$ 29,032	(7)	$ 378,970

(1) Mr. Hanson was appointed Chief Executive Officer effective June 28, 2007. Other compensation relates to premiums paid for disability insurance.

(2) Mr. Ramchandani was promoted to President and Chief Operating Officer June 24, 2007. Other compensation includes matching contributions to the Company's Simple IRA, medical insurance premiums, premiums paid for disability and life insurance,

(3) Mr. Sokolowski was named Chief Financial Officer October 8, 2007. Non-Equity incentive plan compensation includes a $50,000 sign on incentive.

(4) Mr. Brilon resigned as Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer and as a Director effective June 27, 2007.

(5) In 2007, Mr. Brilon received a $250,000 incentive bonus paid as part of his termination agreement. For 2006, $79,338 bonus paid related to his achievement during fiscal 2006 of performance standards and objectives set by the Compensation Committee.

(6) All other compensation for Mr. Brilon includes (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $128,928 representing Mr. Brilon's unpaid accrued vacation benefits; (c) approximately $6,660 representing one-half of the remaining amount due under the automobile leased by us and Mr. Brilon; (d) $5,706 for Mr. Brilon's and his family's medical and dental insurance premiums; (e) $7,200 for matching contributions to the Company's Simple IRA; and (g) $12,237 for an automobile allowance, medical insurance premiums, premiums paid for disability and life insurance, and club dues.

(7) All other compensation for Mr. Brilon includes (a) $10,000 for matching contributions to the Company's Simple IRA; (b) $9,989 for an automobile allowance; (c) $9,043 for medical insurance premiums, premiums paid for disability and life insurance, and club dues.

(8) Option awards represent the fair value of option awards granted, computed in accordance with FAS 123R.

Other Benefit Plans and Programs

Executives are eligible to participate in benefit programs designed for all of the Company's full-time employees. These programs include Simple IRA plan, health, dental, life and accidental death, short-term disability, and long-term disability.

Option/SAR Grants

The following table provides information with respect to outstanding equity awards.

Outstanding Equity Awards at Year End

Name	Date	Exercisable	Unexercisable	Price	Date
Steven P. Hanson	12/1/2004	5,000	-	$2.12	12/1/2014
	3/10/2005	10,000	-	$1.96	3/10/2015
	5/2/2005	5,000	-	$1.55	5/2/2015
	12/1/2005	5,000	-	$3.32	12/1/2015
	5/1/2006	5,000	-	$2.75	5/1/2016
	12/1/2006	5,000	-	$1.74	12/1/2016
	5/1/2007	5,000	-	$0.97	5/1/2017
Ramesh G. Ramchandani	8/31/2007	-	100,000	$1.60	8/31/2017
	12/12/2006	30,000	15,000	$1.65	12/12/2016
Mark R. Sokolowski	10/8/2007	-	60,000	$1.57	10/8/2017
Robert J. Brilon	11/20/1998	176,471	-	$6.38	11/20/2008
	6/8/2000	22,000	-	$6.00	6/8/2010
	5/1/2002	25,000	-	$6.50	5/1/2012
	12/4/2002	15,000	-	$1.06	12/4/2012
	12/1/2003	75,000	-	$2.05	12/1/2013
	12/10/2004	50,000	-	$2.05	12/10/2014
	5/20/2005	75,000	-	$1.58	5/20/2015
	12/1/2005	75,000	-	$3.32	12/1/2015

Employment and Separation Agreements

On July 31, 2007, we entered into a severance and release agreement with Robert J. Brilon, our former Chief Executive Officer and Chief Financial Officer. Pursuant to the settlement and release agreement, Mr. Brilon's employment with us terminated, and he resigned from our Board of Directors effective June 27, 2007.

Pursuant to the settlement and release agreement, Mr. Brilon released us from, among other things, any and all claims or liabilities through July 31, 2007 arising out of Mr. Brilon's employment agreement and any option agreements with us, Mr. Brilon's employment with us, or the termination of Mr. Brilon's employment. In addition, Mr. Brilon released us from claims or charges relating to violations of certain employment laws.

In consideration for the release and in accordance with the provisions of his employment agreement, we paid, or will pay, Mr. Brilon (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $125,500 representing Mr. Brilon's unpaid accrued vacation benefits; (c) $250,000 representing an agreed upon amount relating to a bonus payment obligation; (d) approximately $6,700 representing one-half of the remaining amount due under the automobile leased by us and Mr. Brilon; and (e) Mr. Brilon's and his family's medical and dental insurance premiums to maintain coverage under the Company's group medical and dental insurance plans, only to the extent such premiums are not covered by any subsequent employer during the two-year period following the separation date. In addition, all of Mr. Brilon's stock options or other rights provided to him under any of our long-term incentive plans immediately vested on the day prior to the effective date of the settlement and release agreement.

Director Compensation

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. During fiscal 2007, all non-employee directors received a cash retainer of $3,000 per quarter and semiannual grants of options to purchase 5,000 shares of common stock at exercise prices equal to the fair market value of our common stock on the date of the grant. For the first half of the year, the Chairman received a cash retainer of $7,500 per quarter and a quarterly grant of $2,500 in restricted stock. Effective in July 2007, the Chairman was appointed Chief Executive Officer. All non-employee directors also received $250 quarterly for each committee on which they serve. Committee chairmen received $375 quarterly, other than the Audit Committee Chair, who received $500 quarterly.

Currently, each non-employee director is paid cash fees quarterly that include both a retainer and various amounts for serving on, or chairing, committees. Beginning January 1, 2008, the amounts of cash compensation previously paid to non-employee directors will be paid 50% in cash and 50% in the form of restricted stock, to be priced on the last trading day of the 2nd month of each quarter.

The following table provides information relating to non-employee director compensation for fiscal 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (1) (2) ($)	Total ($)
Steven P. Hanson (3)	$ 16,500	$ 5,000	$ 2,723	$ 24,223
Dino Farfante (4)	$ -	$ -	$ 8,001	$ 8,001
John W. Hail (5)	$ 16,000	$ -	$ 6,798	$ 22,798
P. Robert Moya (6)	$ 15,500	$ -	$ 6,798	$ 22,298
William E. Peelle (7)	$ 15,500	$ -	$ 6,798	$ 22,298
Jack Saltich (8)	$ -	$ -	$ 8,001	$ 8,001
Michael A. Van Zeeland (9)	$ 3,000	$ -	$ -	$ 3,000

(1) Represents value of option awards vested in 2006 calculated in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), and charged to InPlay's operations in 2006. For further details, including InPlay's assumptions in calculating the fair value, please see Note 3, *Summary of Significant Accounting Principles*, and Note 10, *Stock Option Plans*.

(2) Options to purchase 5,000 shares of our common stock were granted to Messrs. Hail, Hanson, Moya and Peelle on May 1, 2007 at an exercise price of $0.97 and to Messrs. Hail, Moya and Peelle on December 3, 2007 at an exercise price of $1.39. Options to purchase 10,000 shares of our common stock were granted to Messrs. Farfante and Saltich on November 26, 2007 at an exercise price of $1.36. Prices represent the fair market value of our common stock on each of the grant dates.

(3) As of December 31, 2007, Mr. Hanson held 7,626 shares of restricted stock and options to purchase 40,000 shares of our common stock.

(4) As of December 31, 2007, Mr. Farfante held options to purchase 10,000 shares of our common stock.

(5) As of December 31, 2007, Mr. Hail held options to purchase 85,000 shares of our common stock.

(6) As of December 31, 2007, Mr. Moya held options to purchase 40,000 shares of our common stock.

(7) As of December 31, 2007, Mr. Peelle held options to purchase 85,000 shares of our common stock.

(8) As of December 31, 2007, Mr. Saltich held options to purchase 10,000 shares of our common stock.

(9) As of December 31, 2007, Dr. Michael Van Zeeland held options to purchase 55,000 shares of our common stock. Dr. Van Zeeland resigned as Director, effective April 4, 2007.

Item 11. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The following table sets forth, as of the record date, the number and percentage of outstanding shares of common stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each of our directors, (c) each of the officers listed in the Summary Compensation Table in the section entitled "Executive Compensation", and (d) all our directors and executive officers as a group. The address of each officer and director listed below is c/o InPlay Technologies, Inc., 13845 N. Northsight Blvd., Scottsdale, Arizona 85260.

Unless otherwise indicated, the persons below have sole voting and investment power with respect to the number of shares set forth opposite their names. The percentages shown are calculated based upon 11,595,138 shares of common stock outstanding on February 25, 2008. The numbers and percentages shown include the shares of common stock actually owned as of February 25, 2008 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of February 25, 2008, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

Name of Beneficial Owner	Number of Shares (1)		Percentage
Directors and Executive Officers:			
Robert J. Brilon	513,497	(2)	4.4%
Steven P. Hanson	107,626	(3)	*
John W. Hail	100,625	(4)	*
William E. Peelle	95,864	(5)	*
Ramesh Ramchandani	77,333	(6)	*
P. Robert Moya	40,000	(7)	*
Mark R. Sokolowski	20,000	(8)	*
Jack L. Saltich	12,000	(9)	*
Dino D. Farfante	10,000	(9)	*
All directors and officers as a group (nine persons)	976,945		8.4%

5% Stockholders:			
J. Patterson McBaine	1,724,255	(10) (13)	14.9%
Jon D. Gruber	1,665,855	(11) (13)	14.4%
Delphi Corp.	1,651,846	(12)	14.2%
Gruber & McBaine Capital Management	1,465,805	(13)	12.6%
Anthony J. Van Zeeland	700,000	(14)	6.0%

---

* Less than 1.0%

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law.

(2) Includes 513,471 shares of common stock issuable upon exercise of stock options.

(3) Includes 7,626 shares of restricted stock and 40,000 shares of common stock issuable upon exercise of stock options.

(4) Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder and 85,000 shares of common stock issuable upon exercise of stock options.

(5) Includes 85,000 shares of common stock issuable upon exercise of stock options.

(6) Includes 63,333 shares of common stock issuable upon exercise of stock options.

(7) Includes 40,000 shares of common stock issuable upon exercise of stock options.

(8) Includes 20,000 shares of common stock issuable upon exercise of stock options.

(9) Includes 10,000 shares of common stock issuable upon exercise of stock options.

(10) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 237,000 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management; (d) 225,275 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by J. Patterson McBaine; and (e) 30,625 shares of common stock held by family accounts.

(11) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 237,000 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management; (d) 145,400 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by Jon D. and Linda W. Gruber Trust; and (e) 52,100 shares of common stock held by family accounts. Jon D. Gruber is the trustee of the Jon D. and Linda W. Gruber Trust and retains voting and dispositive power over the shares held by the trust.

(12) Information is given in reliance upon information set forth in the named stockholder's Schedule 13D dated June 23, 2000, as filed with the Securities and Exchange Commission. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098. We and certain of our stockholders have entered into a stockholders' agreement with Delphi Corp., pursuant to which Delphi has the option to designate one member of our Board of Directors. Delphi's designee resigned from our Board of Directors during 2003 and Delphi has not designated a new director to fill that vacancy. On or about

May 2003, Delphi notified us that our Board of Directors had the right to appoint an independent director in place of Delphi's designee. In addition, we were a party to a license agreement with Delphi that was terminated during fiscal 2005 and is described under "Certain Relationships and Related Transactions."

(13) Includes (a) 800,572 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 237,000 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) 404,233 shares of common stock under management of Gruber & McBaine Capital Management. Jon D. Gruber and J. Patterson McBaine serve as the managing members of Gruber & McBaine Capital Management ("GMCM"), and retain voting and dispositive power over such shares under the control of GMCM. GMCM serves as the general partner of Lagunitas Partners LP and as the investment advisor for Gruber & McBaine International. The principal business office of Gruber & McBaine Capital Management is located at 50 Osgood Place, San Francisco, California 94133.

(14) Information is given in reliance upon information provided to us by the named stockholder. The principal address of the named stockholder is c/o InPlay Technologies, 13845 N. Northsight Blvd., Scottsdale, Arizona 85260.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,775,873	$ 5.73	163,244
Equity Compensation Plans Not Approved by Stockholders	509,091 (1)	$ 3.64	-
Total	2,284,964	$ 5.27	163,244

(1) Represents warrants issued in connection with the December 2005 private placement of 1,272,728 shares.

1997 and 1999 Stock Option Plans

Our 1997 stock option plan was adopted by the board of directors and approved by our stockholders effective as of May 1, 1997. Our 1999 stock option plan was adopted by the board of directors and approved by our stockholders effective as of March 8, 1999. Under the 1997 Plan, 823,535 shares are authorized for issuance and under the 1999 Plan, 235,294 shares are authorized for issuance. Both plans provide for the granting of incentive and nonqualified stock options to officers, directors and employees of the company. Both plans also provide for the granting of nonqualified stock options to any director, consultant and appropriate third parties. As of December 31, 2007, there were outstanding options to acquire 539,487 and 73,886 shares of our common stock under the 1997 and 1999 plans, respectively, and there were 9,586 and 3,284 options available for future grants under the 1997 and 1999 plans, respectively.

Under both plans, the exercise price is determined by the board of directors or the compensation committee. The exercise price of incentive stock options granted under the plans must be at least the fair market value of the common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who beneficially owns more than 10% of our voting stock must be at least 110% of the fair market value of the underlying shares on the date of grant. The exercise price of nonqualified stock options may be any amount determined in good faith by the board of directors or the Compensation Committee. All outstanding options that we have granted under the plans have exercise prices at least equal to the fair market value of the common stock on the dates of grant and we intend to continue this policy with respect to future option grants. No option may be exercised more than 10 years, or, in the case of an incentive stock option granted to a 10% holder, more than five years, after its grant date.

If the outstanding shares of stock of the class then subject to either plan are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities as a result of one or more reorganizations, stock splits, reverse stock splits, stock dividends, spin-offs or other distribution of assets to shareholders, appropriate adjustments shall be made to the number/type of shares for which options may thereafter be granted or existing grants which may be exercised. Similar changes will also be made if our company engages in any merger, consolidation, or reclassification in which is it the surviving entity. In the event that we are not the surviving entity, the Company may make a substitution on an equitable basis of appropriate shares of the surviving corporation or an appropriate provision may be made for the cancellation of such option.

Our board may suspend, terminate, modify, or amend the 1997 and 1999 plans provided that, in certain instances, the holders of a majority of our common stock issued and outstanding approve the amendment. Solely with respect to the granting of incentive stock option grants, the 1997 Plan expired in 2007 and the 1999 Plan will expire in March 2009. There is no expiration date for the issuance of non-qualified options under the plan until such date is established by the Board of Directors.

2000 Stock Option Plan

In April 2000, the Board of Directors adopted the 2000 Stock Option Plan which was subsequently approved by the Company's stockholders. In 2002 the Board of Directors amended the 2000 Plan to increase the number of shares authorized for issuance under the plan from 250,000 to 500,000. The amendment was subsequently approved by the Company's stockholders in May 2002. The 2000 Plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the company and nonqualified stock options to any director, consultant and appropriate third parties. As of December 31, 2007, there were outstanding options to acquire 331,000 shares of our common stock and 15,500 options available for future grants.

The exercise price of incentive stock options granted under the 2000 Plan must be at least the fair market value of the common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who beneficially owns more than 10% of our voting stock must be at least 110% of the fair market value of the underlying shares on the date of grant. The exercise price of nonqualified stock options may be any amount determined in good faith by the board of directors or the compensation committee.

If the outstanding shares of stock of the class then subject to either Plan are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities as a result of one or more reorganizations, stock splits, reverse stock splits, stock dividends, spin-offs or other distribution of assets to shareholders, appropriate adjustments shall be made to the number/type of shares for which options may thereafter be granted or existing grants which may be exercised. Similar changes will also be made if our company engages in any merger, consolidation, or reclassification in which is it the surviving entity. In the event that we are not the surviving entity, we may make a substitution on an equitable basis of appropriate shares of the surviving corporation or an appropriate provision may be made for the cancellation of such option.

Our board may suspend, terminate, modify, or amend the 2000 Plan provided that, in certain instances, the holders of a majority of our common stock issued and outstanding approve the amendment. Solely with respect to the granting of incentive stock options, the 2000 Plan expires in April 2010. There is no expiration date for the issuance of non-qualified options under the plan until such date is established by the Board of Directors.

2005 Stock Option Plan

During March 2005, our Board of Directors adopted the 2005 Stock Award Plan, or "2005 Plan", which was subsequently approved by our stockholders in May 2005. Stockholders approved an amendment to the plan in May 2007. The 2005 Plan authorizes the Board or the Compensation Committee of the Board to grant options or other awards to employees, directors and consultants of our company. The 2005 Plan provides for the issuance of stock awards to purchase up to 1,000,000 shares of our common stock. As of December 31, 2007, there were outstanding options to acquire 831,500 shares of our common stock and 142,500 options available for future grants.

The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The 2005 Plan authorizes the issuance of 1,000,000 shares of our common stock all of which shares may be issued pursuant to incentive stock options. The maximum number of shares of common stock covered by awards granted to any individual in any year may not exceed 250,000. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan.

If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Committee determines appropriate.

The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a "change in control," as defined in the plan. In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any "change in control." The plan administrator may, in its discretion and without the consent of the participant, either (a) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the "change in control;" or (b) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan administrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a "change in control," we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the "change in control."

In the event of a "corporate transaction" (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan shall terminate no later than ten (10) years from the date of the later of the effective date and the date an increase in the number of shares reserved for issuance under the Plan is approved by the Board (so long as such increase is also approved by the stockholders).

Item 12. ***Certain Relationships and Related Transactions, and Director Independence***

In April 2000, we entered into a license agreement with Delphi that gave Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi a warrant to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share, which expired in April 2004, and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first minimum royalty payments of $1 million and $2 million were received in 2004 and 2005, respectively. During October 2005, in connection with Delphi's bankruptcy, the license agreement was terminated. We subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, we reached a settlement agreement with Delphi in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems, LLC in the amount of $7.5 million. This agreement was approved by the bankruptcy court in February 2007. In March 2007, we sold our rights to this claim and received a cash payment of approximately $7.6 million.

Our Board of Directors has determined that five directors, each of Messrs. Farfante, Hail, Moya, Peelle and Saltich, are independent under the standards specified by the SEC and applicable NASDAQ rules.

Item 13. ***Exhibits***

Exhibit No.	Description of Exhibit
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (1)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
3.1	Amended and Restated Articles of Incorporation (3)
3.2	Amended and Restated Bylaws (4)
4.1	Specimen Common Stock Certificate (5)
10.2	1997 Stock Option Plan (5)
10.3	1999 Stock Option Plan (5)
10.4	2000 Stock Option Plan (6)
10.5	2000 Stock Option Plan Amendment (7)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (5)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter, dated May 1, 1997, by and between Total Switch, Inc. and Anthony J. Van Zeeland (5)
10.8	Licensing Agreement, dated April 20, 2000, between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. (8)
10.9	Shareholders' Agreement, dated June 19, 2000, among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (9)
10.10	Employment Agreement, dated July 1, 2003, by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (10)
10.11	Standard sublease, dated November 1, 2003, by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (11)

10.12	Form of Indemnification Agreement (12)
10.13(a)	Employment Agreement, dated October 1, 2005, by and between InPlay Technologies, Inc. and Robert J. Brilon (13)
10.13(b)	2005 Stock Award Plan (14)
10.19	Securities Purchase Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (15)
10.20	Registration Rights Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (15)
10.21	Form of Investor Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the investors in connection with the December 2005 private offering (15)
10.22	Form of Agent Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the placement agent in connection with the December 2005 private offering (15)
10.23	Settlement Agreement between InPlay Technologies and Delphi Automotive Systems, LLC (16)
10.24	First Amendment to InPlay Technologies, Inc. 2005 Stock Award Plan, dated May 31, 2007 (17)
10.25	Lease Agreement, dated May 31, 2007, between The Reliable Life Insurance Company and InPlay Technologies, Inc. (18)
10.26	Form of 2005 Stock Award Plan Stock Option Agreement (18)
10.28	Severance Agreement and Release of Claims, dated July 31, 2007 between InPlay Technologies, Inc. and Robert J. Brilon (19)
14	Code of Ethics (12)
21	List of Subsidiaries
23.1	Consent of Moss Adams LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated July 27, 2005, as filed with the Commission on August 2, 2005.

(2) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated September 1, 2005, as filed with the Commission on September 8, 2005.

(3) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, as filed with the Commission on or about August 5, 2005.

(4) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the period ended December 31, 2006, as filed with the Commission on April 2, 2007.

(5) Incorporated by reference to InPlay Technologies, Inc.'s Registration Statement on Form SB-2, as filed with the Commission on or about June 4, 1999.

(6) Incorporated by reference to InPlay Technologies, Inc.'s definitive Proxy Statement, as filed with the Commission on or about May 12, 2000.

(7) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Commission on or about March 23, 2002.

(8) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated April 20, 2000, as filed with the Commission on or about April 26, 2000.

(9) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on or about March 25, 2003.

(10) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed with the Commission on or about August 5, 2003.

(11) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on or about March 29, 2004.

(12) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Commission on or about March 29, 2005.

(13) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 30, 2005, as filed with the Commission on or about September 30, 2005.

(14) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated May 20, 2005, as filed with the Commission on or about May 25, 2005.

(15) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated December 27, 2005, as filed with the Commission on or about December 29, 2005.

(16) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated February 27, 2007, as filed with the Commission on or about February 27, 2007.

(17) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K, dated May 31, 2007, as filed with the Commission on or about June 1, 2007.

(18) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as filed with the Commission on August 13, 2007.

(19) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K, dated July 31, 2007, as filed with the Commission on or about August 6, 2007.

Item 14. ***Principal Accountant Fees and Services***

Audit Fees

Moss Adams LLP billed us $153,300, in aggregate, for professional audit services rendered during fiscal years 2007 and 2006. Fees for fiscal 2007 and 2006 consisted of billings for the audit of our consolidated financial statements and the reviews of the interim financial statements included in our quarterly reports.

Audit-Related Fees

During fiscal years 2007, Moss Adams LLP billed us $3,150, in aggregate, for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements that are not reported under Audit Fees above. These services include accounting consultation in connection with consultations concerning financial accounting and reporting standards and included professional services related to preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Summary of Fees Billed to the Company by Moss Adams LLP

	2007	2006
Audit Fees	$ 87,770	$ 65,530
Audit-Related Fees	3,150	-
Tax Fees	-	-
All Other Fees	-	-

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent registered public accountant. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent registered public accountants, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate the pre-approval of services to be performed by the independent registered public accountants to management.

Our Audit Committee requires that our independent registered public accountant, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INPLAY TECHNOLOGIES, INC.

/s/ Mark R. Sokolowski
Mark R. Sokolowski,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: March 24, 2008

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Steven P. Hanson Steven P. Hanson	Chairman of the Board Chief Executive Officer	March 24, 2008
/s/ Dino D. Farfante Dino D. Farfante	Director	March 24, 2008
/s/ John W. Hail John W. Hail	Director	March 24, 2008
/s/ P. Robert Moya P. Robert Moya	Director	March 24, 2008
/s/ William E. Peelle William E. Peelle	Director	March 24, 2008
/s/ Jack L. Saltich Jack L. Saltich	Director	March 24, 2008

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (1)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
3.1	Amended and Restated Articles of Incorporation (3)
3.2	Amended and Restated Bylaws (4)
4.1	Specimen Common Stock Certificate (5)
10.2	1997 Stock Option Plan (5)
10.3	1999 Stock Option Plan (5)
10.4	2000 Stock Option Plan (6)
10.5	2000 Stock Option Plan Amendment (7)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (5)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter, dated May 1, 1997, by and between Total Switch, Inc. and Anthony J. Van Zeeland (5)
10.8	Licensing Agreement, dated April 20, 2000, between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. (8)
10.9	Shareholders' Agreement, dated June 19, 2000, among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (9)
10.10	Employment Agreement, dated July 1, 2003, by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (10)
10.11	Standard sublease, dated November 1, 2003, by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (11)
10.12	Form of Indemnification Agreement (12)
10.13(a)	Employment Agreement, dated October 1, 2005, by and between InPlay Technologies, Inc. and Robert J. Brilon (13)
10.13(b)	2005 Stock Award Plan (14)
10.19	Securities Purchase Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (15)
10.20	Registration Rights Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (15)
10.21	Form of Investor Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the investors in connection with the December 2005 private offering (15)
10.22	Form of Agent Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the placement agent in connection with the December 2005 private offering (15)
10.23	Settlement Agreement between InPlay Technologies and Delphi Automotive Systems, LLC (16)
10.24	First Amendment to InPlay Technologies, Inc. 2005 Stock Award Plan, dated May 31, 2007 (17)

10.25	Lease Agreement, dated May 31, 2007, between The Reliable Life Insurance Company and InPlay Technologies, Inc. (18)
10.26	Form of 2005 Stock Award Plan Stock Option Agreement (18)
10.28	Severance Agreement and Release of Claims, dated July 31, 2007 between InPlay Technologies, Inc. and Robert J. Brilon (19)
14	Code of Ethics of CEO and Senior Financial Officers (12)
21	List of Subsidiaries
23.1	Consent of Moss Adams LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated July 27, 2005, as filed with the Commission on August 3, 2005.

(2) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated September 1, 2005, as filed with the Commission on September 8, 2005.

(3) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, as filed with the Commission on or about August 5, 2005.

(4) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the period ended December 31, 2006, as filed with the Commission on April 2, 2007.

(5) Incorporated by reference to InPlay Technologies, Inc.'s Registration Statement on Form SB-2, as filed with the Commission on or about June 4, 1999.

(6) Incorporated by reference to InPlay Technologies, Inc.'s definitive Proxy Statement, as filed with the Commission on or about May 12, 2000.

(7) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Commission on or about March 27, 2002.

(8) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated April 20, 2000, as filed with the Commission on or about April 26, 2000.

(9) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on or about March 25, 2003.

(10) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed with the Commission on or about August 5, 2003.

(11) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on or about March 29, 2004.

(12) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Commission on or about March 29, 2005.

(13) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 30, 2005, as filed with the Commission on or about September 30, 2005.

(14) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated May 20, 2005, as filed with the Commission on or about May 25, 2005.

(15) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated December 27, 2005, as filed with the Commission on or about December 29, 2005.

(16) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated February 27, 2007, as filed with the Commission on or about February 27, 2007.

(17) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K, dated May 31, 2007, as filed with the Commission on or about June 1, 2007.

(18) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as filed with the Commission on August 13, 2007.

(19) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K, dated July 31, 2007, as filed with the Commission on or about August 6, 2007.

Exhibit 21

LIST OF SUBSIDIARIES OF INPLAY TECHNOLOGIES, INC.
(March 24, 2008)

Name of Subsidiary	State of Incorporation or Organization
Aztec Industries, Inc.	Arizona
Total Switch, Inc.	Arizona
FinePoint Innovations, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-1258887, 333-92511, 333-41204, 333-90048 and 333-143954 on Form S-8 and Registration Statement No. 333-131768 on Form SB-2 of InPlay Technologies, Inc. (formerly Duraswitch Industries, Inc.) of our report dated March 21, 2008, appearing in this Annual Report on Form 10-KSB of InPlay Technologies, Inc. and subsidiaries for the year ended December 31, 2007.

/s/ Moss Adams LLP
Scottsdale, Arizona

March 21, 2008

Exhibit 31.1

CERTIFICATION

I, Steven P. Hanson, certify that:

1. I have reviewed this annual report on Form 10-KSB of InPlay Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008 By: /s/ Steven P. Hanson
Steven P. Hanson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark R. Sokolowski, certify that:

1. I have reviewed this annual report on Form 10-KSB of InPlay Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008

By: /s/ Mark R. Sokolowski
Mark R. Sokolowski
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-KSB of InPlay Technologies, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven P. Hanson, Chief Executive Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Company.

/s/ Steven P. Hanson
Steven P. Hanson
Chief Executive Officer
March 24, 2008

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-KSB of InPlay Technologies, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark R. Sokolowski, Chief Financial Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Company.

/s/ Mark R. Sokolowski
Mark R. Sokolowski
Chief Financial Officer
March 24, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended **September 30, 2008**

Commission File Number: **001-15069**

InPlay Technologies, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**88-0308867**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
13845 North Northsight Boulevard Scottsdale, Arizona	**85260**
(Address of principal executive offices)	(Zip Code)

(480) 586-3300
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of November 7, 2008, the issuer had outstanding 11,622,568 shares of common stock, par value $0.001 per share.

INPLAY TECHNOLOGIES, INC.
Quarterly Report on Form 10-Q
September 30, 2008

TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 423,877	$ 5,592,412
Restricted short term investment	20,000	-
Accounts receivable	359,717	228,610
Inventory	126,619	108,562
Prepaid expenses and other current assets	83,925	128,932
Total current assets	1,014,138	6,058,516
PROPERTY AND EQUIPMENT - Net	456,981	437,248
GOODWILL	1,321,240	1,321,240
PATENTS - Net	1,119,845	1,205,977
OTHER ASSETS	17,731	17,731
TOTAL ASSETS	$ 3,929,935	$ 9,040,712
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 474,946	$ 642,781
Accrued salaries and benefits	434,295	777,987
Accrued purchase commitments	288,562	558,000
Other accrued expenses and other current liabilities	356,408	453,108
Deferred revenue	15,000	15,695
Total current liabilities	1,569,211	2,447,571
LONG-TERM LIABILITIES:		
Other non-current liabilities	-	173,228
Total liabilities	1,569,211	2,620,799
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding as of September 30, 2008 and December 31, 2007	-	-
Common stock, $.001 par value, 40,000,000 shares authorized, 11,622,568 and 11,595,138 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	11,623	11,595
Additional paid-in capital	31,902,451	31,706,458
Accumulated deficit	(29,553,350)	(25,298,140)
Total stockholders' equity	2,360,724	6,419,913
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,929,935	$ 9,040,712

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September	
	2008	2007	2008	2007
NET REVENUE:				
FinePoint	$ 291,659	$ 1,019,423	$ 363,787	$ 2,591
Duraswitch:				
Related party - Delphi	-	-	-	7,631
Non-related parties	324,931	203,780	939,384	711
Total net revenue	616,590	1,223,203	1,303,171	10,934
COST OF GOODS SOLD:				
FinePoint	26,800	1,031,169	40,597	2,165
Duraswitch	107,355	65,596	312,213	287
Total cost of goods sold	134,155	1,096,765	352,810	2,452
Gross profit	482,435	126,438	950,361	8,481
OPERATING EXPENSES:				
Selling, general and administrative	801,793	834,401	2,444,039	3,898
Research, development and commercial application engineering	963,611	551,874	2,809,563	1,294
Total operating expenses	1,765,404	1,386,275	5,253,602	5,192
INCOME (LOSS) FROM OPERATIONS	(1,282,969)	(1,259,837)	(4,303,241)	3,288
OTHER INCOME - Net	4,121	95,416	48,031	222
INCOME (LOSS) BEFORE INCOME TAXES	$ (1,278,848)	$ (1,164,421)	$ (4,255,210)	$ 3,510
PROVISION FOR (BENEFIT FROM) INCOME TAXES	-	(93,508)	-	
NET INCOME (LOSS)	$ (1,278,848)	$ (1,070,913)	$ (4,255,210)	$ 3,510
EARNINGS (LOSS) PER SHARE - BASIC	$ (0.11)	$ (0.09)	$ (0.37)	$
EARNINGS (LOSS) PER SHARE - DILUTED	$ (0.11)	$ (0.09)	$ (0.37)	$
WEIGHTED AVERAGE SHARES OUTSTANDING:				
BASIC	11,622,568	11,533,236	11,609,817	11,513
DILUTED	11,622,568	11,533,236	11,609,817	11,574

See Notes to Consolidated Financial Statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (4,255,210)	$ 3,510,982
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	206,336	250,892
Stock compensation	198,521	56,860
Loss on disposal of equipment	-	6,175
Changes in operating assets and liabilities:		
Accounts receivable	(131,107)	172,009
Inventory	(18,057)	999,188
Prepaid expenses and other current assets	45,007	101,633
Accounts payable	(167,835)	(168,413)
Accrued salaries and benefits	(343,692)	108,513
Other accrued expenses and other current liabilities	(366,138)	113,626
Other non-current liabilities	(173,228)	249,793
Deferred revenue	(695)	-
Net cash provided by (used in) operating activities	(5,006,098)	5,401,258
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of restricted investment	(20,000)	-
Increase in patents	(20,034)	(38,246)
Proceeds from sales of equipment	-	6,819
Purchases of property and equipment	(119,903)	(129,453)
Net cash provided by (used in) investing activities	(159,937)	(160,880)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stock issuance fee to NASDAQ	(2,500)	-
Net proceeds from exercise of stock options	-	42,850
Net cash provided by (used in) financing activities	(2,500)	42,850
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,168,535)	5,283,228
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,592,412	1,591,312
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 423,877	$ 6,874,540

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BASIS OF PRESENTATION

Operations

InPlay Technologies, Inc., a Nevada corporation (the "Company"), develops, patents and markets innovative huma interface devices (HIDs) for electronic products. The Company operates two business segments: FinePoint digital pen and dual mode pen and touch technologies; and Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies. O October 28, 2008, the Company sold all of the assets and rights relating to its Duraswitch segment.

Interim Financial Information

The consolidated balance sheet as of September 30, 2008, the consolidated statements of operations for the three and nin months ended September 30, 2008 and September 30, 2007, and the consolidated statements of cash flows for the nine month ended September 30, 2008 and September 30, 2007 have been prepared by the Company and are unaudited. The consolidate balance sheet as of December 31, 2007 was derived from the audited consolidated financial statements included in the Company' Annual Report on Form 10-KSB for the year ended December 31, 2007.

Certain information and footnote disclosures normally included in consolidated financial statements have been condense or omitted. It is the opinion of management that all adjustments (which include normal recurring adjustments) necessary for a fa statement of financial results are reflected in the interim periods presented. Accordingly, these consolidated financial statemen should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annu Report on Form 10-KSB for the year ended December 31, 2007. The results of operations for the three and nine months ende September 30, 2008 are not indicative of the operating results for the full year.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States c America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities an disclosure of contingent assets and liabilities at the date of the financial statements, as well as net sales and expenses reported for th period presented. The Company regularly assesses these estimates and, while actual results may differ, management believes th the estimates are reasonable.

Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. Th Company has experienced recurring operating losses since its inception and its accumulated deficit is approximately $29.6 millio The Company's revenue in 2007 was dependent on two customers, from which it does not anticipate any future material revenu The Company will continue to incur losses until such time it is successful in obtaining new business in volumes sufficient to creat profitability. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonabl amount of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorde asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as going concern. The Company's continuation as a going concern is contingent upon its ability to obtain additional financing and t generate revenue and the cash flow to meet its obligations on a timely basis. These factors raise substantial doubt about th Company's ability to continue as a going concern. On October 28, 2008, the Company received $1.6 million in cash upon the sa of the assets and rights relating to its Duraswitch segment. Notwithstanding this asset sale, the Company's current cash balanc are insufficient for it to continue operating for the next twelve months without additional financing through new debt or equity c the sale of additional assets. The Company is actively working with several customers and investment advisors in attempt t mitigate these factors.

2. EARNINGS PER SHARE

Statement of Financial Accounting Standards ("SFAS") No. 128 requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all potential dilutive common shares that were outstanding during the period unless they are antidilutive. Potential dilutive common shares consist of the incremental common shares that would be issued upon exercise of stock options and warrants.

For the three months ended September 30, 2008 and 2007, the effect of potential dilutive common shares was antidilutive and no diluted calculation was required.

Options and warrants excluded from the calculation of diluted earnings per share were 1,626,456 for the three months ended September 30, 2008 because they were antidilutive. For the three months ended September 30, 2007, 1,868,064 options and warrants were excluded from the calculation because they were antidilutive.

For the nine months ended September 30, 2007, a reconciliation of the numerator and denominator of the basic and diluted EPS is provided as follows:

	Nine Months Ended September 30, 2008			Nine Months Ended September 30, 2007		
	(Loss)	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS						
Earnings available to common shareholders	$ (4,255,210)	11,609,817	$ (0.37)	$ 3,510,982	11,513,776	$ 0.30
Effect of Dilutive Securities						
Dilutive effect of stock options		-	-		60,466	-
Dilutive EPS						
Earnings available to common shareholders	$ (4,255,210)	11,609,817	$ (0.37)	$ 3,510,982	11,574,242	$ 0.30

Options and warrants excluded from the calculation of diluted earnings per share were 1,626,456 for the nine months ended September 30, 2008 because they were antidilutive. For the nine months ended September 30, 2007, 1,572,764 options and warrants were excluded from the calculation because the exercise price was greater than the average share price for the period.

3. STOCK BASED COMPENSATION

As of September 30, 2008, the Company had four stock-based employee compensation plans. The plans provide for the granting of awards in the form of incentive and nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors and independent contractors who provide valuable service to the Company. Options are granted at the market price of our common stock on the date the grant, are approved by the Compensation Committee, and have ten-year terms. The stock options for directors typically vest within 30 days of grant. The stock options for officers and employees typically vest over a 30 month period from the date of grant.

At the Company's annual stockholder meeting held on May 31, 2007, stockholders approved the First Amendment to the Company's 2005 Stock Award Plan which increased the number of shares authorized under the Plan from 500,000 to 1,000,000. As of September 30, 2008, 107,654 shares of the Company's common stock were available for grant under the four plans.

The Company accounts for its options in accordance with SFAS No. 123(R), "*Share-Based Payment,*" which requires the measurement and recognition of compensation expense in the financial statements for all share based payment awards made to employees and directors based on estimated fair values. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been granted in prior periods.

Stock-based compensation cost recognized in the three months ended September 30, 2008 was $46,441, which consisted ol $4,529 of expense relating to stock options issued in 2006 which will be recognized quarterly through December 2008; $22,206 ol expense relating to stock options issued in 2007 which will be recognized quarterly through December 2009; and $19,706 ol expense related to options issued in 2008 which will be recognized quarterly through September 2010. Stock-based compensation cost recognized in the three months ended September 30, 2007 was $19,353. This compensation expense is included in the selling, general and administrative expenses on the consolidated statements of operations.

Stock-based compensation cost recognized in the nine months ended September 30, 2008 was $198,521, which consisted of $18,100 of expense relating to stock options issued in 2006 which will be recognized quarterly through December 2008 $106,615 of expense relating to stock options issued in 2007 which will be recognized quarterly through December 2009; $55,056 of expense related to options issued in 2008 which will be recognized quarterly through September 2010; and $18,750 of board fees paid via stock grants. Stock based compensation expense for the nine months ended September 30, 2007 totaled $56,860. This compensation expense is included in the selling, general and administrative expenses on the consolidated statements of operations.

Option activity under the Company's stock option plans during the nine months ended September 30, 2008 was as follows:

	Option Shares		Weighted Average Exercise Price
Outstanding, December 31, 2007	1,775,873	$	5.73
Granted	600,000	$	0.51
Exercised	-	$	-
Expired or terminated	(571,840)	$	10.60
Outstanding, September 30, 2008	1,804,033	$	2.45
Exercisable, September 30, 2008	1,117,365	$	3.50

The weighted average remaining contractual term and aggregate intrinsic value for options outstanding at September 30 2008 was 6.84 years and $0, respectively, and for options exercisable at September 30, 2008 was 5.20 years and $0, respectively.

As of September 30, 2008, $206,986 of compensation cost related to unvested stock options is expected to be recognize through fiscal 2011.

The fair value of each option granted during the period was estimated on the date of grant using the Black-Scholes optio pricing model with the following weighted average assumptions:

	Nine Months Ended September 30	
	2008	2007
Weighted average expected stock price volatility	89 - 98%	90%
Weighted average expected option life (years)	3.0	3.0
Risk-free interest rate	2.19 - 2.51%	4.34%
Expected dividends	0%	0%

4. REVENUE CONCENTRATIONS

For the three months ended September 30, 2008, the FinePoint segment of the company recognized $230,988 of revenu from Quanta, who serves as an ODM supplier to Gateway and the Duraswitch segment of the Company recognized $131,099 c revenue from sales to Dawar Technologies which represented 37% and 21% of the total Company revenue, respectively.

As of September 30, 2008, the amounts due from Quanta was $135,000 and Dawar Technologies was $101,468, whic represents 38% and 28% of outstanding accounts receivable.

For the three months ended September 30, 2007, the FinePoint segment of the Company recognized $1.0 million of revenue from sales to Gateway and Quanta, which represented 81% of total Company revenue.

For the nine months ended September 30, 2008, the FinePoint segment of the company recognized $231,736 of revenue from Quanta and the Duraswitch segment of the Company recognized $415,615 of revenue from sales to Dawar Technologies, which represented 18% and 32%, respectively, of the total Company revenue.

For the nine months ended September 30, 2007, the FinePoint segment of the Company recognized $2.5 million of revenue from sales to Gateway and Quanta which represented 22% of total Company revenue.

In January 2007, the Company reached a settlement agreement with Delphi Corporation, relating to the unpaid minimum royalty commitment of their exclusive license agreement, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. In March 2007, the Company sold its rights to this claim and received a cash payment of approximately $7.6 million which was recognized as Duraswitch segment revenue in the first quarter of 2007. As a result of this settlement and the resulting revenue, the Company incurred commission and fee expenses of approximately $650,000 based on its existing commission and fee agreements. Commissions and fees of approximately $190,000 were paid in the first quarter, and an additional amount of approximately $460,000 was paid in the second quarter of 2007. The $7.6 million of Delphi revenue represented 70% of total Company revenue for the nine months ended September 30, 2007 and 91% of Duraswitch segment revenue for the nine months ended September 30, 2007.

The Company does not anticipate future material revenue from Delphi or Gateway.

5. INVENTORY

The Company's inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed switch components and finished goods.

Inventory consisted of the following at:

	September 30, 2008		December 31, 2007	
Raw materials	$	126,619	$	99,653
Finished goods		-		8,909
Inventories - net	$	126,619	$	108,562

6. PROPERTY AND EQUIPMENT

Depreciation expense for property and equipment was $33,106 and $49,074 for the three months ended September 30, 2008 and 2007, respectively. Depreciation expense for property and equipment was $100,170 and $147,277 for the nine months ended September 30, 2008 and 2007, respectively.

Property and equipment consisted of the following at:

	September 30, 2008		December 31, 2007	
Computer equipment and software	$	549,768	$	547,319
Tooling		258,336		142,910
Other machinery and equipment		100,404		98,704
Leasehold improvements		19,400		19,400
Office furniture and fixtures		151,249		150,921
Total		1,079,157		959,254
Accumulated depreciation		(622,176)		(522,006)
Property and equipment - net	$	456,981	$	437,248

7. PATENTS

Amortization expense for patents was $35,785 and $35,910 for the three months ended September 30, 2008 and 2007 respectively. Amortization expense for patents was $106,165 and $103,619 for the nine months ended September 30, 2008 anc 2007, respectively. The estimated amortization expense for existing patents is $143,000 for each of the next five years.

The gross carrying amount and accumulated amortization of patents consisted of the following amounts at:

	September 30, 2008		December 31, 2007	
Patents	$	1,809,225	$	1,789,192
Accumulated amortization		(689,380)		(583,215)
Patents – net	$	1,119,845	$	1,205,977

8. ACCRUED SALARIES AND BENEFITS

Accrued salaries and benefits consisted of the following amounts at:

	September 30, 2008		December 31, 2007	
Termination and severance expenses	$	280,536	$	798,141
Accrued salaries, benefits and payroll taxes		84,789		68,621
Vacation salary accruals		68,970		84,453
Total accrued salaries and benefits		434,295		951,215
Long-term portion of accrued salaries and benefits		-		(173,228)
Current portion of accrued salaries and benefits	$	434,295	$	777,987

9. OTHER ACCRUED EXPENSES

Other accrued expenses consisted of the following amounts at:

	September 30, 2008		December 31, 2007	
Accrued tooling costs	$	-	$	68,238
Accrued accounting and legal expenses		70,210		80,882
Warranty reserve		59,762		78,983
Accrued commissions		14,267		11,616
Other operating expense accruals		212,169		213,389
Total other accrued expenses	$	356,408	$	453,108

10. INCOME TAXES

As of September 30, 2008, excluding the current year loss, the Company had net operating loss carryforwards for feder income tax purposes of approximately $20.7 million, which expire in 2019 through 2026, and net operating loss carryforwards fo state income tax purposes of approximately $5.9 million, which expire in 2008 through 2011. The Company has reviewed i deferred tax asset based on these carryforwards and has provided a full valuation allowance against the asset. The Company ha recorded a valuation allowance for its deferred tax asset due to the historical lack of profitable operating history. In the event th the Company determines that it will be more likely than not that the Company will derive profitability and corresponding taxab income, then it will realize a portion of its fully reserved deferred tax asset. Upon such determination and corresponding realizatio an adjustment to the deferred tax asset would increase net income through recording a tax benefit in the period when such determination is made. The Company does not believe that recognition is likely before the end of fiscal year 2008.

During the three months and nine months ended September 30, 2008, the Company incurred operating losses. Any potential income tax benefit from those losses has been fully offset by a valuation allowance.

During the quarter ended March 31, 2007, the Company decreased the valuation allowance by $2,468,197 against deferred tax assets based on the expected use of $6.3 million of the Company's net operating loss carryforwards and the corresponding reduction in the operating loss carryforward tax asset. There was no income effect on the decrease in the valuation allowance. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company adopted FASB Interpretation No. 48 ("FIN 48") as of January 1, 2007. The adoption of FIN 48 has not had an impact on the Company's financial position or results of operations for the three months ended September 30, 2007 and 2008. The Company has no unrecognized tax benefit, as described in FIN 48, as of September 30, 2008.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. No interest or penalties were accrued as of September 30, 2007 and 2008.

The tax years 1996 through 2007 remain open to examination for federal income tax purposes and from 2002 to 2007 for state taxing jurisdictions to which the Company is subject. As of September 30, 2008, the Company is not undergoing any U.S. federal or state tax audits. The Company does not anticipate that total unrecognized tax benefits will significantly change prior to December 31, 2008.

There was no current income tax expense for the three months ended September 30, 2008 because the Company incurred a loss for the period and any benefit that would otherwise be recognized was fully offset by an equal increase in the valuation allowance. In the quarter ended September 30, 2007, the Company reversed the income tax expense accrual of $93,508 through June 30, 2007, based on its determination that the Company qualifies for a small corporation exemption that eliminates the alternative minimum tax in 2007.

11. LINES OF BUSINESS

As of September 30, 2008, the Company had two reportable segments: FinePoint and Duraswitch® (See Note 14 regarding the sale of Duraswitch subsequent to September 30, 2008). These segments are strategic business units that have different products and services. The segments are managed separately because each is a distinct and different business venture. The FinePoint segment manufactures and markets its FinePoint digital computing pen technology to computer manufacturers. The Duraswitch segment licenses its patented electronic switch technologies to switch manufacturers and original equipment manufacturers.

During the three and nine months ended September 30, 2008, sales to Dawar Technologies accounted for 21% and 32%, respectively, of total Company revenue and sales to Gateway and Quanta accounted for 37% and 18%, respectively, of total Company revenue.

During the three and nine months ended September 30, 2007, the settlement and sale of our claim against Delphi Automotive Systems accounted for 0% and 70%, respectively, of total Company revenue and sales to Gateway accounted for 81% and 22%, respectively, of total Company revenue. See Note 4 for additional segment revenue information.

A summary of results of operations by business segment follows:

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Net Revenue				
FinePoint	$ 291,659	$ 1,019,423	$ 363,787	$ 2,591,440
Duraswitch	324,931	203,780	939,384	8,342,983
Total Net Revenue	616,590	1,223,203	1,303,171	10,934,423
Cost of Goods Sold				
FinePoint	26,800	1,031,169	40,597	2,165,138
Duraswitch	107,355	65,596	312,213	287,757
Total Cost of Goods Sold	134,155	1,096,765	352,810	2,452,895
Gross Profit				
FinePoint	264,859	(11,746)	323,190	426,302
Duraswitch	217,576	138,184	627,171	8,055,226
Total Gross Profit	482,435	126,438	950,361	8,481,528

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Operating Expenses				
FinePoint	1,055,720	672,735	3,168,565	1,690,275
Duraswitch	107,449	177,657	392,106	1,147,380
Total Operating Expenses	1,163,169	850,392	3,560,671	2,837,655
Operating Profit (Loss)				
FinePoint	(790,861)	(684,481)	(2,845,375)	(1,263,973)
Duraswitch	110,127	(39,473)	235,065	6,907,846
Total Operating Profit (Loss)	(680,734)	(723,954)	(2,610,310)	5,643,873
Corporate Expenses	602,235	535,883	1,692,931	2,355,273
InPlay Income (Loss) from Operations	$ (1,282,969)	$ (1,259,837)	$ (4,303,241)	$ 3,288,600

Assets by Segment	As of September 30, 2008	As of December 31, 2007
Goodwill		
FinePoint	$ 877,366	$ 877,366
Duraswitch	443,874	443,874
Total goodwill	$ 1,321,240	$ 1,321,240
Total Assets		
FinePoint	$ 1,878,609	$ 1,843,229
Duraswitch	1,428,019	1,433,515
Corporate	623,307	5,763,968
Total assets	$ 3,929,935	$ 9,040,712

12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments. During the fourth quarter of 2007, the Company recognized a potential loss on purchase commitments of approximately $171,000 relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors resulting in a total accrued liability for purchase commitments of $558,000. During the three and nine months ended September 30, 2008 the Company paid $0 and $269,438, respectively, for partial settlement of the commitments and estimates the remaining balance of approximately $288,562 will be paid by the end of 2008.

Employment Agreements. On July 31, 2007, the Company entered into a severance and release agreement with Robert J. Brilon, the former Chief Executive Officer and Chief Financial Officer. Pursuant to the settlement and release agreement, Mr. Brilon's employment with the Company terminated effective July 27, 2007, and he resigned from the Board of Directors effective July 27, 2007.

Pursuant to the settlement and release agreement, Mr. Brilon released the Company from, among other things, any and all claims or liabilities through July 31, 2007 arising out of his employment agreement and any option agreements with the Company, his employment, or the termination of his employment. In addition, Mr. Brilon released the Company from claims or charges relating to violations of certain employment laws.

In consideration for the release and in accordance with the provisions of his employment agreement, the Company paid, or will pay, Mr. Brilon (a) approximately $541,200, which is equal to two times his current gross annual salary as a severance benefit, to be paid to Mr. Brilon over a two-year period in equal installments; (b) approximately $125,500 representing Mr. Brilon's unpaid accrued vacation benefits; (c) $250,000 representing an agreed upon amount relating to a bonus payment obligation; (d) approximately $6,700 representing one-half of the remaining amount due under the automobile leased by the Company and Mr. Brilon; and (e) Mr. Brilon's and his family's medical and dental insurance premiums to maintain coverage under the Company's group medical and dental insurance plans, only to the extent such premiums are not covered by any subsequent employer during the two-year period following the separation date. In addition, all of Mr. Brilon's stock options or other rights provided to him under any of the Company's long-term incentive plans immediately vested on the day prior to the effective date of the settlement and release agreement.

Lease Agreement. In May 2007, the Company entered into a five year lease for new corporate headquarters located in Scottsdale, Arizona and transferred operations there in June 2007. Rent expense for the three and nine months ended September 30, 2008 was $98,429 and $216,170, respectively. Future minimum rental payments will be approximately $63,000 in 2008, $253,000 in 2009 through 2011, and $190,000 in 2012.

Litigation. The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

In May 2007, Stephen Caldwell, the former president of FinePoint Innovations, Inc. filed a Demand for Arbitration with the American Arbitration Association alleging various claims against the Company. He alleged that the Company terminated his employment in violation of his employment agreement and that the Company breached the terms of a 2005 Merger Agreement between the Company, FinePoint, and him, for which he sought compensatory and other damages. In March 2008, the Company entered into a Settlement and Release of Claims Agreement whereby the Company paid Mr. Caldwell a cash settlement of approximately $339,000 to resolve all of his claims and dismiss his case in its entirety.

13. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to other existing accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. While SFAS 157 does not require any new fair value measurements, its application may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 8, 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 for financial assets an liabilities in the first quarter of 2008 had no impact on the Company's consolidated financial statements. The Company is currentl evaluating the impact of SFAS 157 for non-financial assets and liabilities.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("FAS 141(R)"), to replace FAS 141 *Business Combinations.* FAS 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes th acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or mor other businesses. This statement is effective for financial statements issued for fiscal years beginning on or after December 15 2008 with earlier adoption prohibited. While the Company does not expect that the adoption of FAS 141(R) to have a materia impact to its consolidated financial statements for transactions completed prior to December 31, 2008, the impact of the accountin change could be material for business combinations which may be consummated subsequent thereto.

In December 2007, the FASB issued SFAS No. 160, *Non controlling Interests in Consolidated Financial Statements — a amendment of ARB No. 51,* ("FAS 160"). FAS 160 establishes accounting and reporting standards for the non controlling interest i a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective fo financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Compan currently does not have any non-controlling interests or deconsolidated subsidiaries and therefore FAS 160 will not have any impac on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162" This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selectin accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity wit generally accepted accounting principles. This statement will be effective 60 days following the U.S. Securities and Exchang Commission's (the "SEC's") approval of the Public Company Accounting Oversight Board amendment to AU Section 411, Th Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company believes that FAS 16 will have no effect on its financial statements.

14. SUBSEQUENT EVENTS

On October 28, 2008, the Company sold all the assets and rights relating to its Duraswitch segment to Memtro Technologies Co. for $1.6 million in cash, plus a supplemental payout with the potential to receive additional cash consideration u to $800,000 if certain revenue targets are met from the date of sale through December 31, 2009. All liabilities related to th Duraswitch segment were retained by the Company. If any additional amounts are due under the supplemental payout clause of th agreement, the amount will be paid by Memtron in March of 2010. The book value of all assets sold as part of the sale wa approximately $1, 400,000, which included accounts receivable of approximately $185,000, inventory of approximately $50,00 property and equipment of approximately $3,000, patents net of amortization of approximately $685,000, and goodwill o approximately $445,000. As a result of substantial net operating losses available to the Company, the Company does not expect t record any tax expense related to sale of this asset. Because the criteria for discontinued operations classification, as described i SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), was not met at September 30, 200 in that the company was analyzing and investigating an offer, but had not committed to selling the segment as of September 3 2008, the operations of the Duraswitch segment have not been presented as discontinued operations in the accompanying financi statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note Regarding Forward-Looking Statements and Associated Risks

This Quarterly Report on Form 10-Q, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations," and documents incorporated herein by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Private Securities Litigation Reform Act of 1995, as amended, provides a "safe harbor" for such forward-looking statements. The words "believe," "expect," "estimate," "anticipate," "intend," "may," "might," "will," "would," "could," "project," and "predict," or similar words and phrases regarding expectations, generally identify forward-looking statements.

We intend to qualify both our written or oral forward-looking statements made from time to time in connection with filings with the SEC or in public news releases for protection under the safe harbors discussed above. Forward-looking statements are based largely on our expectations and because they are estimates, such statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements, each of which speaks only as of the date the statement is made. Statements in this Form 10-Q, including those set forth in the Notes to the Consolidated Financial Statements, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the section entitled "Risk Factors" in our most recent Annual Report on Form 10-KSB describe factors that could contribute to or cause actual results to differ materially from our expectations. Some factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the following:

- our ability to successfully raise required cash in a timely manner to fund the business plan and net working capital requirements on a go forward basis;
- our inability to obtain new business and generate sufficient revenue and profits to cover our operating expenses;
- any material delay, cancellation or reduction of orders from one or more current or prospective significant customers;
- our ability to obtain sufficient raw materials at favorable prices;
- our ability to manage risks associated with our contract manufacturing resources, including quality control, warranty coverage, compliance requirements and other risks associated with outsourcing, particularly with international manufacturers; and
- increased expenses to protect our intellectual property or development of products by our competitors that offer significant advantages over our products.

In addition, new factors, other than those identified in this Form 10-Q or our most recent Annual Report on Form 10-KSB, may emerge from time to time and it is not possible for us to predict all of such factors, nor can we assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward-looking statements. We do not undertake, and we specifically disclaim, any obligation to publicly update or review any forward-looking statement contained in this Form 10-Q or in any document incorporated herein by reference, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview of Business

We have operated two business segments, FinePoint and Duraswitch, through which we design, develop and market innovative human interface devices (HIDs) for electronic products. In October 2008, we sold the assets related to the Duraswitch business. Going forward, we will focus our efforts on our FinePoint digital computing pen technology. Our mission is to help make complex products easy and intuitive to use by providing a natural method of interaction. Our integrated digital pen and touch technologies automatically recognize pen or finger input, allowing the user to choose the most effective input method. With the only digital-communication based pen input system, our products offer significant advantages over traditional analog designs. Like the evolution of cell phones from analog to digital, our roadmap enables an increasing number of useful features and functionality for computers, Smartphones and other electronic products. Our target markets include computing and communication devices.

Executive Summary

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realizatio of assets and satisfaction of liabilities in the normal course of business. We have experienced recurring operating losses since ou inception and our accumulated deficit is approximately $29.6 million. Our revenue in 2007 was dependent on two customers, fron which we do not anticipate any future material revenue. The financial statements do not include any adjustments relating to th recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessar should we be unable to continue as a going concern. In 2007, we initiated several senior management changes which we believ will be instrumental in driving our efforts to re-engage with existing and new customers worldwide. While we believe ou marketing efforts to generate new customers will ultimately be successful, the timing and amount of revenue generated from thes efforts is uncertain. We do not believe that available cash resources, together with anticipated revenue from operations will b sufficient to satisfy our business plan and capital requirements for the next twelve months. We are currently exploring strategi alternatives if our cash flow from operations is not sufficient to operate our business. Additional capital may not be available on timely basis or on acceptable terms, if at all. If we are unable to maintain or obtain sufficient capital, we may be forced to reduc operating expenses, sell business assets, or take other actions which could be detrimental to our business operations. In the ever that any future financing is completed, to the extent it includes equity securities, the holders of our common stock may experienc additional dilution.

Our FinePoint business has declined in sales as we completed production for a major customer using this technology the end of 2007. We have significantly increased our marketing efforts aimed at attracting new customers. During 2007, w engaged Japan Entry Corp. and WPG/Rich Power for on-the-ground sales and marketing support in Japan and Asia, respectivel We expanded our relationship with WPG in the first quarter 2008, to include North and South America. These relationship coupled with our internal resources, have produced a number of new leads and renewed interest from past prospects.

Additionally, we have invested resources to further develop our technology, in particular our integrated capacitive tou and digital pen platform. We believe that this investment is an important step to be able to deliver the products for our key markets

In 2008, we have shipped multiple fully functional units using our technology for prototyping, evaluation and pr production build requirements to prospective customers. Our objective is to deliver superior, cost-effective technical solutions an excellent customer service.

Duraswitch revenue from non-exclusive licensees for the three and nine months ended September 30, 2008 w $324,931 and $939,384, respectively, up 59% and 32%, respectively, from the comparable periods in 2007. In October 2008, w sold the assets related to the Duraswitch technology for $1.6 million in cash plus a supplemental payout with the potential to recei additional cash consideration up to $800,000 if certain revenue targets are met from the date of sale through December 31, 200 Continuing revenues from Duraswitch have ceased with the sale of that segment in October 2008. The historical operating resul of Duraswitch will be classified and presented as discontinued operations. The Company believes that the criteria for discontinu operations classification for Duraswitch were not met at September 30, 2008, in that the Company was pursuing and investigati the possibility of disposing of the segment but had not committed to selling the segment as of September 30, 2008.

We believe the efforts and resources that we have put in place have strengthened our business and will enable us to gro our business more efficiently and effectively. We have made significant investment in our internal resources, external partners a development of our technologies. The lead time for projects currently in queue has been longer than expected and given the curre state of the economy, we do not expect any of our customers to accelerate their timelines. We remain confident that we are on tra to earn design wins at several of these prospective customers in 2008 and 2009.

We used approximately $1.3 million and $5.2 million in cash during the three and nine months ended September 3 2008, respectively, and reported $423,877 in cash at the end of the third quarter. Cash use during the nine months included a on time payment of approximately $339,000 for settlement of the Caldwell litigation, payments totaling $338,000 for partial settleme related to cancellation of purchase order commitments for the Gateway program, and ongoing severance payments of approximate $188,000 to Mr. Brilon. Subsequent to the end of the quarter, we sold the assets related to the Duraswitch business for $1.6 milli in cash. We will continue to consume cash throughout 2008 and beyond as we continue to invest in our technologies and contin with our marketing efforts to earn design wins.

As the design to manufacturing cycle time in our industry is much greater than anticipated, it is apparent that additio cash resources must be secured to execute our plan and provide the necessary working capital for the growth of the business. W are exploring all possible options and alternatives available to obtain additional cash resources to fund the business on a go forward basis. Even though several alternatives are available and we are considering many options, we are uncertain whether we will be successful in raising the needed cash through either debt, equity or any combination thereof. While we believe we will be able to obtain additional funding in the next several months, current financial market conditions may impede our ability to succeed in this endeavor.

Our overriding goals for 2008 are to win new project designs, manage our cash resources, and demonstrate a path back to profitability.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Going Concern Assumption. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If the financial statements were prepared on a liquidation basis, the carrying value of our assets would be adjusted to net realizable amounts and liabilities would be adjusted to their estimated settlement amounts. In addition, the classification of the assets and liabilities would be adjusted to reflect the liquidation basis of accounting which reflects:

- a statement of net assets in liquidation whereby the assets are reported at estimated realizable amounts and the liabilities are reported at settlement amounts;
- a statement of changes in net assets in liquidation, which reports the estimated gains and losses on liquidation;
- notes to the financial statements describing the plan of liquidation, the basis of presentation, and applicable disclosures normally required under generally accepted accounting principles; and
- depending on the extent and significance of operations, the results of operation might be included in a separate statement or summarized in the footnotes.

Revenue Recognition. Our FinePoint segment manufactures digital pens and digitizers for the convertible notebook and tablet PC market. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time we deliver products to our customers.

Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to pay per-switch royalties and in some cases to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. During 2007, we recognized the $7.6 million Delphi settlement as revenue because it related to minimum license fees due under our agreement with Delphi.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded a deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the license directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when th switch is manufactured.

Inventory Valuation. Our inventory is primarily comprised of certain raw materials that are used in the manufacture o digital pens and digitizers and Duraswitch licensed components, and finished goods which are primarily pens and digitizers that ar in transit to the customer. We record inventories at the lower of cost or market value, determined using the first-in, first-out metho Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds th estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual mark conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We refle any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles fo impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverabl Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associate with the 2005 acquisition of FinePoint Innovations and the 1998 acquisition of Aztec Industries. If such assets were considered t be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets excee the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale b comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected t result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of th asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimate fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the be information available under the circumstances, including prices for similar assets and the results of valuation techniques, includir the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill and other intangible assets for impairment at least annually, in accordance with SFAS No. 14 *Goodwill and Other Intangible Assets* ("SFAS No. 142"). For goodwill, we first compare the fair value of a reporting unit with i carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, addition tests would be used to measure the amount of impairment loss, if any. We use present value and market value techniques t measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize a impairment loss for the difference between fair value and the carrying amount. If other events occur and circumstances chang causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. I accordance with SFAS No. 142, we performed our annual impairment test in December 2007 and found no impairment in o existing goodwill balances.

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities f financial reporting purposes and income tax purposes. A valuation allowance reduces deferred tax assets to an amount th represents our best estimate, of the amount of such deferred tax assets that, more likely than not, will be realized. We regular review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance. Based on our review of th deferred tax assets at September 30, 2008, we have determined that a full valuation allowance was required against all of o deferred tax assets.

Results of Operations

Net Revenue. The following table summarizes our net revenue:

	Three months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease) %
FinePoint	$ 291,659	$ 1,019,423	$ (727,764)	(71%)
Duraswitch - Delphi	-	-	-	-
Duraswitch - Other	324,931	203,780	121,151	59%
Total net revenue	$ 616,590	$ 1,223,203	$ (606,613)	(50%)

	Nine months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease) %
FinePoint	$ 363,787	$ 2,591,440	$ (2,227,653)	(86%)
Duraswitch - Delphi	-	7,631,250	(7,631,250)	(100%)
Duraswitch - Other	939,384	711,733	227,651	32%
Total net revenue	$ 1,303,171	$ 10,934,423	$ (9,631,252)	(88%)

Net FinePoint Revenue. Revenue for the three and nine months ended September 30, 2008 included $230,988 from the sale of our remaining excess pens and digitizers to Quanta for the Gateway program. The balance of the revenue was primarily for non-recurring engineering that customers paid for in the customization and development of new products. Revenue for the three and nine months ended September 30, 2007 was driven primarily by one major customer who is no longer designing or building new products using FinePoint technology. Revenue for this one customer for the three month period ended September 30, 2007 was $1.0 million, or 98% of net FinePoint revenue, and for the nine-month period ended September 30, 2007 was $2.5 million, or 95% of net FinePoint revenue.

We will continue our attempts to win additional business and obtain new customers for FinePoint products. However, because of lengthy design and product development cycles within the industry, any significant revenue from new customers would likely not occur until 2009.

Net Duraswitch Revenue. The increase in net revenue from customers, excluding Delphi, for the three and nine-month period was primarily due to increased sales across most product lines including thiNcoder® rotary switch licensed components and royalties. For the three months ended September 30, 2008 and 2007, we did not generate any revenue from the Delphi license agreement. For the nine months ended September 30, 2008 and 2007, Delphi generated approximately $0 and $7.6 million, respectively, of Duraswitch licensing revenue representing 0% and 94%, respectively, of Duraswitch licensing revenue. The 2007 Delphi revenue represents a cash payment received in the first quarter of 2007 from the sale of the rights to our general unsecured claim for licensing fees against Delphi Automotive Systems, LLC. We do not expect any additional revenue from Delphi in the future.

In October 2008, we sold the assets related to the Duraswitch segment. Other than revenue received up to the date of the sale and the potential for revenue as part of the earnout provision in the asset purchase agreement, we do not expect any future revenue related to Duraswitch.

Cost of Goods Sold and Gross Profit. The following tables summarize our cost of goods sold (COGS) and gross profit:

Three months ended September 30,

Cost of Goods Sold	**2008**	**2007**	**Increase (Decrease)**	**Increase (Decrease) %**
FinePoint	$ 26,800	$ 1,031,169	$ (1,004,369)	(97%)
Duraswitch	107,355	65,596	41,759	64%
Total COGS	$ 134,155	$ 1,096,765	$ (962,610)	(88%)

Gross Profit	**2008**	**2007**	**Increase (Decrease)**	**Increase (Decrease) %**
FinePoint	$ 264,859	$ (11,746)	$ 276,605	(2355%)
Duraswitch	217,576	138,184	79,392	57%
Total Gross Profit	$ 482,435	$ 126,438	$ 355,997	282%

Nine months ended September 30,

Cost of Goods Sold	**2008**	**2007**	**Increase (Decrease)**	**Increase (Decrease) %**
FinePoint	$ 40,597	$ 2,165,138	$ (2,124,541)	(98%)
Duraswitch	312,213	287,757	24,456	8%
Total COGS	$ 352,810	$ 2,452,895	$ (2,100,085)	(86%)

Gross Profit	**2008**	**2007**	**Increase (Decrease)**	**Increase (Decrease) %**
FinePoint	$ 323,190	$ 426,302	$ (103,112)	(24%)
Duraswitch - Delphi	$ -	$ 7,631,250	$ (7,631,250)	(100%)
Duraswitch	627,171	423,976	203,195	48%
Total Gross Profit	$ 950,361	$ 8,481,528	$ (7,531,167)	(89%)

FinePoint. FinePoint gross profit for the three months ended September 30, 2008 was positively affected by the sale approximately $230,000 of pens and digitizers. This excess inventory had been valued at minimal cost (lower of cost or mark when production for this customer ended in 2007. The remaining gross profit relates to non-recurring engineering charges in t development of new products for customers. Gross profit for the three and nine months ended September 30, 2008 was negativ impacted by unabsorbed tooling depreciation.

Duraswitch. Gross profit, excluding Delphi, increased for the three and nine months ended September 30, 2008 from t previous year mainly as a result of increased sales of Duraswitch products. The revenue received in 2007 from our claim f licensing fees from Delphi of $7.6 million did not have any raw material costs associated with it. Excluding Delphi revenue an one-time charge of $90,000 for tooling in the second quarter of 2007, gross profit percentage for the three months ended Septemb 30, 2008 and 2007 was 67% and 68%, respectively, and 67% and 60% for the nine months ended September 30, 2008 and 20 respectively. The percentage variances are driven primarily by product mix and lower selling prices.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist mainly of salari commissions, and other compensation expense for sales and administrative personnel, sales commissions and fees for external sa representatives, and corporate administrative expenses. The following table summarizes our selling, general and administrati expenses (SG&A):

	Three months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease) %
FinePoint	$ 145,738	$ 219,524	$ (73,786)	(34%)
Duraswitch	53,820	78,994	(25,174)	(32%)
Corporate	602,235	535,883	66,352	12%
Total SG&A	$ 801,793	$ 834,401	$ (32,608)	(4%)

	Nine months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease) %
FinePoint	$ 557,083	$ 665,923	$ (108,840)	(16%)
Duraswitch	194,025	877,136	(683,111)	(78%)
Corporate	1,692,931	2,355,273	(662,342)	(28%)
Total SG&A	$ 2,444,039	$ 3,898,332	$ (1,454,293)	(37%)

FinePoint SG&A. The decrease in expenses for the three and nine months ended September 30, 2008 from the previous year was primarily due to a decrease in legal expense as the comparable 2007 period included unusually higher legal costs relating to severance negotiation and the termination of a lease in 2007 for a building used solely by FinePoint.

Duraswitch SG&A. The decrease in expenses for the three months ended September 30, 2008 from the previous year is primarily due to lower outside consulting fees. The decrease in expenses for the nine months ended September 30, 2008 from the previous year is primarily due to commissions and fees of approximately $650,000 related to the Delphi revenue paid during the 2007 period.

Corporate SG&A. The increase in expenses for the three months ended September 30, 2008 from the previous period was primarily due to fees paid to financial consultants. The decrease in expenses for the nine months ended September 30, 2008 from the previous year is primarily due to higher compensation expense in 2007 relating to employment agreement severance expenses of approximately $800,000, offset by higher rent expense in 2008 and higher non-cash incentive based compensation charges in 2008.

Research, Development and Commercial Application Engineering Expenses. Research and development expenses consist primarily of compensation for our engineering personnel, consulting expenses, project materials and patent amortization expenses. The following table summarizes our research, development, and commercial application engineering expenses (R&D):

	Three months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease)
FinePoint	$ 909,982	$ 453,211	$ 456,771	101%
Duraswitch	53,629	98,663	(45,034)	(46%)
Total R&D	$ 963,611	$ 551,874	$ 411,737	75%

	Nine months ended September 30,			
	2008	2007	Increase (Decrease)	Increase (Decrease)
FinePoint	$ 2,611,482	$ 1,024,352	$ 1,587,130	155%
Duraswitch	198,081	270,244	(72,163)	(27%)
Total R&D	$ 2,809,563	$ 1,294,596	$ 1,514,967	117%

FinePoint R&D. The increase in expenses for the three and nine months ended September 30, 2008 from the previous ye: was due to higher headcount and increased spending to develop new products and samples for prospective customers.

Duraswitch R&D. The decrease in expenses for the three and nine months ended September 30, 2008 from the previou year was primarily the result of lower headcount.

Other Income – net. Other income, which is mainly interest income, was $4,121 for the three months ended Septemb 30, 2008, compared to $95,416 for the three months ended September 30, 2007. Other income was $48,031 for the nine montl ended September 30, 2008, compared to $222,382 for the nine months ended September 30, 2007. The decreases were due fluctuations in interest rates and lower cash balances than the previous year.

Liquidity and Capital Resources

We had cash and cash equivalents of $423,877 on September 30, 2008. Cash decreased $5,168,535 from December 3 2007.

Net cash used in operating activities was approximately $5.2 million for the nine months ended September 30, 2008. Tl cash used in operating activities consisted primarily of cash used for ongoing operating activities and expenses, increase in accour receivable of approximately $131,000, severance payments of approximately $188,000, payment related to the settlement of tl Caldwell litigation of approximately $339,000, reduction of other accrued liabilities of approximately $188,000 and payments f outstanding purchase order commitments of approximately $338,000.

Net cash used in investing activities was $159,937 for the nine months ended September 30, 2008. The net cash used investing activities was for purchases of tooling and equipment, a restricted investment and patent costs.

On October 28, 2008, the Company received $1.6 million in cash upon the sale of our assets and rights relating to Duraswitch segment. Notwithstanding this asset sale, our current cash balances are insufficient for us to continue operating for tl next twelve months without a significant infusion of cash through new debt or equity or the sale of certain assets. In addition, o ability to continue as a going concern depends on our ability to obtain additional sources of funding, our success in winning ne business and beginning production of our technologies for new product designs. With the assistance of two advisory firms, in U. and Asia, we are pursuing several alternatives for additional funding, including the issuance of equity or debt, the possible sale some of our assets, as well as other financing arrangements to improve our liquidity. However, we cannot assure you that we w be successful in our efforts or that additional funding will be available to us in a timely manner or under acceptable terms.

Item 4T. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in applicable securities laws.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

We are aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters. However, at this time, we have decided that considering the employees involved, the control procedures in place, and the outsourcing of certain financial functions, the risks associated with such lack of segregation are low and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. We will periodically reevaluate this situation. If the volume of the business increases and sufficient capital is secured, it is our intention to increase staffing to mitigate the current lack of segregation of duties within the general administrative and financial functions.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Such limitations include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures, such as simple errors or mistakes or intentional circumvention of the established process.

There were no changes in our internal control over financial reporting during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 5. Other Information.

On May 12, 2008, the Company received a NASDAQ Staff Deficiency Letter advising that for the prior 30 consecutive business days, the bid price of its common stock has closed below $1.00 per share. As a result, the Company fails to comply with the minimum bid price requirement for continued listing as set forth in Marketplace Rule 4310(c)(4).

In accordance with Marketplace Rule 4310(c)(8)(D), the Company was given 180 calendar days, or until November 10, 2008, to regain compliance with the minimum bid price requirement. On October 16, 2008, due to depressed prices for companies that remain sustainable for continued listing and extraordinary market conditions, NASDAQ announced that it was suspending enforcement of the bid price and market value of publicly held shares requirements through January 16, 2009. On October 22, 2008, the Company received notification from NASDAQ that since the Company had 24 calendar days remaining in its compliance period as of October 16, it will, upon reinstatement of the rules, still have 24 more days, or until February 12, 2009, to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1.00 closing bid price for a minimum of 10 consecutive days. As of the date of this report, the Company has not achieved compliance with the minimum bid price requirement.

Item 6. Exhibits.

Exhibit No.	Description of Exhibit
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (incorporated herein by reference to Exhibit 2.2 on Form 8-K filed on August 2, 2005)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (incorporated herein by reference to Exhibit 2.3 on Form 8-K filed on September 8, 2005)
2.4	Asset Purchase Agreement between InPlay Technologies, Inc. and Memtron Technologies, Co. (incorporated herein by reference to Exhibit 2.4 on Form 8-K, filed October 29, 2008)
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 on Form 10-QSB filed August 5, 2005)
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 on Form 10-QSB filed April 2, 2007)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

		InPlay Technologies, Inc. (Registrant)
Date: November 13, 2008	By:	/s/ Steven P. Hanson Steven P. Hanson Chief Executive Officer
Date: November 13, 2008	By:	/s/ Mark R. Sokolowski Mark R. Sokolowski Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition Inc., FinePoint Innovations, Inc., and Stephen Caldwell (incorporated herein by reference to Exhibit 2.2 or Form 8-K filed on August 2, 2005)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (incorporated herein by reference to Exhibit 2.3 on Form 8-K filed on September 8, 2005)
2.4	Asset Purchase Agreement between InPlay Technologies, Inc. and Memtron Technologies, Co. (incorporate herein by reference to Exhibit 2.4 on Form 8-K, filed October 29, 2008)
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 on Forn 10-QSB filed August 5, 2005)
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 on Form 10-QSB filed Apri 2, 2007)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated unde the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated unde the Securities Exchange Act of 1934, as amended
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sectio 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sectio 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATION

Steven P. Hanson, certify that:

I have reviewed this quarterly report on Form 10-Q of InPlay Technologies, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

ted: November 13, 2008

/s/ Steven P. Hanson

Steven P. Hanson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark R. Sokolowski, certify that:

1. I have reviewed this quarterly report on Form 10-Q of InPlay Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fa necessary to make the statements made, in light of the circumstances under which such statements were made, not misleadir with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in a material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presente in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls ar procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defin in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed und our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is ma known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be design under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation financial statements for external purposes in accordance with generally accepted accounting principles:

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusio about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during t registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materia affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control ov financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performi the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporti which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financ information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in t registrant's internal control over financial reporting.

Dated: November 13, 2008

/s/ Mark R. Sokolowski

Mark R. Sokolowski
Chief Financial Officer

xhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of InPlay Technologies, Inc. (the "Company") for the period ended eptember 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven P. Hanson, hief Executive Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. §1350, as adopted pursuant §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Steven P. Hanson
Chief Executive Officer
November 13, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of InPlay Technologies, Inc. (the "Company") for the period ende September 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark R. Sokolowsk Chief Financial Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. §1350, as adopted pursua to §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results operations of the Company.

/s/ Mark R. Sokolowski
Chief Financial Officer
November 13, 2008

InPlay Technologies, Inc.
13845 N. Northsight Blvd.
Scottsdale, Arizona 85260
www.inplaytechnologies.com